File No. 812-14447

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

Hartford Life Insurance Company

Hartford Life and Annuity Insurance Company

Hartford Life Insurance Company Separate Account Three

Hartford Life and Annuity Insurance Company Separate Account Three

Hartford Life Insurance Company Separate Account Seven

Hartford Life and Annuity Insurance Company Separate Account Seven

HIMCO Variable Insurance Trust

Hartford Investment Management Company

P.O. Box 2999

Hartford, CT 06104-2999

Notice and Order to:

Lisa Proch, Esq.

Vice President, Assistant General Counsel

Hartford Life Insurance Company

P.O. Box 2999

Hartford, CT 06104-2999

Communications and Copies of Notice and Order to:

Stephen E. Roth, Esq.

Dodie Kent, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: May 24, 2016

This document contains a total of 165 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

Hartford Life Insurance Company
Hartford Life and Annuity Insurance Company
Hartford Life Insurance Company Separate Account Three
Hartford Life and Annuity Insurance Company Separate Account Three
Hartford Life Insurance Company Separate Account Seven
Hartford Life and Annuity Insurance Company Separate Account Seven
HIMCO Variable Insurance Trust Hartford Investment Management Company

P.O. Box 2999 Hartford, CT 06104-2999 File No. 812-14447

Hartford Life Insurance Company (“Hartford Life”), Hartford Life and Annuity Insurance Company (“Hartford Life and Annuity,” and together with Hartford Life, the “Hartford Insurance Companies”), and Hartford Life Insurance Company Separate Account Three (“HL Separate Account 3”), Hartford Life and Annuity Insurance Company Separate Account Three (“HLA Separate Account 3”), Hartford Life Insurance Company Separate Account Seven (“HL Separate Account 7”), and Hartford Life and Annuity Insurance Company Separate Account Seven (“HLA Separate Account 7”) (collectively, the “Separate Accounts,” and together with the Hartford Insurance Companies, the “Section 26 Applicants”) request that the Securities and Exchange Commission (“Commission”), pursuant to this amended and restated application (this “Application”), issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of certain investment portfolios (each, an “Existing Portfolio,” and collectively, the “Existing Portfolios”) of twelve (12) registered investment companies(1) with shares of six (6) investment portfolios (each, a “Replacement Portfolio,”

(1)  (1) AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 33-57340); (2) AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647); (3) American Century Variable Portfolios, Inc. (File Nos. 811-05188; 033-14567); (4) American Funds Insurance Series (File Nos. 811-03857; 002-86838); (5) Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010); (6) Fidelity Variable Insurance Products Fund V

and collectively, the “Replacement Portfolios”) of HIMCO Variable Insurance Trust(2) (the “Trust”), under certain variable annuity contracts (the “Contracts”), each funded through the Separate Accounts.(3)  The Existing Portfolios and Replacement Portfolios, or any combination thereof, are referred to herein as the “Portfolios.”  The proposed substitutions are each referred to as herein a “Substitution” and collectively referred to as the “Substitutions.”(4)

The Section 26 Applicants, the Trust, and Hartford Investment Management Company (“HIMCO”) (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming securities issued by the Existing Portfolios wholly or partly in-kind and using the portfolio securities received from the Existing Portfolios to purchase securities issued by the corresponding Replacement Portfolios.

This Application has been filed with the Commission concurrently with another amended and restated application (File No. 812-14446) (the “Concurrent Application”) for an order of approval pursuant to Section 26(c) of the 1940 Act, as well as an order of exemption pursuant to Section 17(b) of the 1940 Act, approving the substitution of shares of other investment portfolios under certain variable annuity contracts, each funded through the Separate Accounts, with shares of certain other investment portfolios of the Trust.  Unless otherwise noted in this Application, the terms “Existing Portfolio(s),” “Replacement Portfolio(s),” “Contract(s),” and “Substitution(s)” do not include the portfolios, contracts, and substitutions affected by the Concurrent Application.  Based on informal discussions with the staff of the Commission (the “Staff”), the Application and the Concurrent Application have been filed separately solely for the purpose of facilitating the Staff’s review.  The Substitutions set forth in this Application would be effected by the Hartford Insurance Companies in conjunction with the substitutions set forth in the Concurrent Application.  Accordingly, to detail the full scope of all substitutions proposed by the Hartford Insurance Companies, certain sections of this Application, as noted below, incorporate information from the Concurrent Application.

(File Nos. 811-05361; 033-17704); (7) Franklin Templeton Variable Insurance Products Trust (File Nos. 811-05583; 033-23493); (8) Lord Abbett Series Fund, Inc. (File Nos. 811-05876; 033-31072); (9) MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668); (10) MFS Variable Insurance Trust II (File Nos. 811-03732; 002-83616); (11) Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177); and (12) Pioneer Variable Contracts Trust /MA/ (File Nos. 811-08786; 033-84546).

(2)  File Nos. 811-22954; 333-194995.

(3)  See Sections I.C. and I.D., infra, for a description of the Separate Accounts and the Contracts, respectively.

(4)  See Sections IV.A., infra, for a table listing the Existing Portfolios and corresponding Replacement Portfolios.

I.                DESCRIPTION OF THE HARTFORD INSURANCE COMPANIES, THE SEPARATE ACCOUNTS AND THE CONTRACTS

A.            Hartford Life

Hartford Life is a stock life insurance company that was originally incorporated under the laws of the Commonwealth of Massachusetts on June 5, 1902 and was subsequently re-domiciled in the state of Connecticut.  Hartford Life was engaged in the business of writing individual and group life insurance and annuity contracts until April 30, 2013, and remains authorized to do business in all states of the United States and the District of Columbia.  Hartford Life is an indirect, wholly-owned subsidiary of The Hartford Financial Services Group, Inc. (“The Hartford”), a Delaware corporation whose stock is traded on the New York Stock Exchange.  As of December 31, 2015, Hartford Life had GAAP assets of approximately $185 million.

B.            Hartford Life and Annuity

Hartford Life and Annuity is a stock life insurance company that was originally incorporated under the laws of the Commonwealth of Wisconsin on January 9, 1956 and was subsequently re-domiciled in the state of Connecticut.  Hartford Life and Annuity was engaged in the business of writing individual and group life insurance and annuity contracts until April 30, 2013, and remains authorized to do business in all states of the United States (except New York), the District of Columbia and Puerto Rico.  Hartford Life and Annuity is an indirect wholly-owned subsidiary of The Hartford.  As of December 31, 2015, Hartford Life and Annuity had GAAP assets of approximately $47,686 million.

C.            The Separate Accounts

Hartford Life established HL Separate Account 3 and HL Separate Account 7 as segregated asset accounts under Connecticut law on June 22, 1994 and December 8, 1986, respectively.  Hartford Life serves as depositor for HL Separate Account 3 and HL Separate Account 7.  Hartford Life and Annuity established HLA Separate Account 3 and HLA Separate Account 7 as segregated asset accounts under Connecticut law on June 22, 1994 and April 1, 1999, respectively.  Hartford Life and Annuity serves as depositor for HLA Separate Account 3 and HLA Separate Account 7.  Each of the Separate Accounts meets the definition of “separate account,” as defined in Section 2(a)(37) of the 1940 Act.  The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts.(5)  The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts.

Hartford Life is the legal owner of the assets in HL Separate Account 3 and HL Separate Account 7.  Hartford Life and Annuity is the legal owner of the assets in HLA Separate Account 3 and HLA Separate Account 7.  The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of the Hartford Insurance Companies.  The Separate Accounts are segmented into subaccounts, and certain of these subaccounts invest in the Existing Portfolios.  Each subaccount’s income, gains and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the

(5)  See File No. 811-08584 (HL Separate Account 3); File No. 811-08580 (HLA Separate Account 3); File No. 811-04972 (HL Separate Account 7); File No. 811-09295 (HLA Separate Account 7).

Contracts without regard to other income, gains or losses of the remaining subaccounts or of the Hartford Insurance Companies.

All of the subaccounts investing in the Existing Portfolios that are currently available for the allocation of premium payments and transfer of Contract value under the Contracts will continue to be available until the time the Substitutions occur.(6)  Certain riders available under some of the Contracts restrict or limit the subaccounts to which the Contract owner may allocate premium payments or Contract value.  In the event a Contract owner invests in an ineligible subaccount or exceeds the limits under a rider, some or all of the rider’s benefits will be terminated after the Contract owner receives a warning that he or she has selected an ineligible subaccount, or will exceed the rider’s limitations, and nonetheless chooses to proceed with the request.

D.            The Contracts

The Contracts are individual and group deferred variable annuity contracts, with group participants acquiring certain ownership rights as described in the group contract or plan documents.  Contract owners and participants in group contracts (each, a “Contract owner,” and collectively, “Contract owners”) may allocate some or all of their Contract value to one or more subaccounts available as investment options under their respective Contracts and any rider(s).  Each subaccount corresponds to a portfolio of an underlying registered open-end management investment company in which the Separate Account invests.  Additionally, a Contract owner may also allocate some or all of his or her Contract value to any available fixed account investment options, each of which is supported by assets of the Hartford Insurance Companies’ respective general accounts.

By the terms of the Contracts (and as set forth in the prospectuses for the Contracts), Contract owners may transfer Contract value among subaccounts, subject to the restrictions of their respective Contracts and any effective riders thereto.  Each Contract owner is currently permitted to make one (1) “Subaccount Transfer”(7) per “Valuation Day”(8) by Voice Response Unit, the Internet, or telephone until they reach the maximum of twenty (20) Subaccount Transfers per Contract year.  Once that maximum is reached, he or she may submit additional Subaccount Transfers in writing through U.S. Mail or overnight delivery.  The Hartford Insurance Companies may impose additional restrictions, including transfer charges on Subaccount Transfers, although the Hartford Insurance Companies do not currently assess a charge on Subaccount Transfers.  In addition, the Hartford Insurance Companies, as well as the Existing Portfolios, have market timing policies and procedures that may operate to limit transfers.

The Contracts are registered under the Securities act of 1933, as amended (the “1933 Act”), on Form N-4, but are no longer for sale.  The Hartford Insurance Companies discontinued sales of

(6)  Except to the extent that any Existing Portfolio takes any corporation action (e.g., liquidation or merger) prior to the execution of the proposed Substitutions that would result in a Subaccount not being available for investment.

(7)  A “Subaccount Transfer” is any transaction requested by the Contract owner that involves reallocating part or all of his or her Contract value among the available subaccounts.  Contract owners may transfer Contract value out of one or more subaccounts into a single subaccount or multiple subaccounts, and those transactions will count as a single subaccount transfer if done on the same Valuation Day.

(8)  A “Valuation Day” is any day that the New York Stock Exchange is open for trading.

the Contracts in 2013.  The Hartford Insurance Companies administer the Contracts as parts of certain “suites” of variable annuity contracts (the “Suites”), each Suite having particular sales charges (if any), fees and/or investment options.  Moreover, within each Suite, the Hartford Insurance Companies offered a base contract and multiple variations thereof.  The variations of the base contract may include additional, fewer or different investment options, as well as different sales charges (if any) and/or different fees.

The table below lists the Contracts affected by the Substitutions proposed in this Application and/or the Concurrent Application.

Suite	Separate Account (1940 Act File No.)	1933 Act File No.	Contract/ Class Identifier	Contract (Marketing Name)
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (811-08584)	333-35000	C000005742	Hartford Select Leaders I/IR
		333-69493	C000005743	Select Dimensions II/IIR
		333-101927	C000005740	Hartford Select Leaders II/IIR/III/IV
		333-102625	C000005741	Hartford Select Leaders Outlook I/II
		333-119414	C000059350	AmSouth Variable Annuity M
			C000059351	Classic Director M
			C000059352	Director M Platinum
			C000059353	Director M Ultra
			C000059354	Fifth Third Director M
			C000005733	The Director M
			C000059355	The Director M Select
			C000059356	The Huntington Director M
			C000059357	Wells Fargo Director M
		333-119415	C000005737	The Director M Edge
		333-119417	C000059361	AmSouth Variable Annuity M Outlook
			C000059362	Classic Director M Outlook
			C000059363	Director M Platinum Outlook
			C000059364	Huntington Director M Outlook
			C000005739	The Director M Outlook
			C000059365	The Director M Select Outlook
			C000059366	Wells Fargo Director M Outlook
		333-119419	C000005736	Director M Access
		333-119422	C000059359	AmSouth Variable Annuity M Plus
			C000005738	The Director M Plus
			C000059360	The Director M Select Plus
		333-136543	C000037958	The Director

	HLA Separate Account 3 (811-08580)	333-34998	C000006007	Hartford Select Leaders I/IR
		333-69491	C000006008	Select Dimensions II/IIR
		333-102628	C000006006	Hartford Select Leaders Outlook I/II
		333-119416	C000006003	The Director M Plus
		333-119418	C000005998	The Director M
			C000059358	Wells Fargo Director M
		333-119420	C000006002	The Director M Edge
		333-119421	C000006004	The Director M Outlook
			C000059367	Wells Fargo Director M Outlook
		333-119423	C000006001	Director M Access

Suite	Separate Account (1940 Act File No.)	1933 Act File No.	Contract/ Class Identifier	Contract (Marketing Name)
		333-101928	C000006005	Hartford Select Leaders II/IIR/III/IV
		333-136545	C000037959	The Director

Leaders I	HL Separate Account 7 (811-04972)	333-40414	C000005822	Hartford Leaders Outlook I/IR
			C000059452	Classic Hartford Leaders Outlook I
			C000059453	Hartford Leaders Elite Outlook Series I/IR
			C000059454	Hartford Leaders Solution Outlook Series I/IR
			C000059455	Huntington Hartford Leaders Outlook Series I
			C000059456	Nations Outlook Variable Annuity Series I/IR
		333-68463	C000005820	Hartford Leaders Edge I/IR
		333-69475	C000059423	Hartford Leaders Elite Series I/IR
			C000005831	Hartford Leaders I/IR
			C000059424	Hartford Leaders Solution Series I/IR
		333-70153	C000005819	Hartford Leaders Access I/IR
		333-91927	C000059437	Hartford Leaders Elite Plus Series I/IR
			C000005821	Hartford Leaders Plus I/IR
			C000059438	Hartford Leaders Solution Plus Series I/IR

	HLA Separate Account 7 (811-09295)	333-40410	C000005963	Hartford Leaders Outlook I/IR
			C000059457	Hartford Leaders Elite Outlook Series I/IR
			C000059458	Hartford Leaders Solution Outlook Series I/IR
		333-76419	C000005972	Hartford Leaders I/IR
			C000059425	Hartford Leaders Solution Series I/IR
		333-76423	C000005961	Hartford Leaders Edge I/IR
		333-76425	C000005960	Hartford Leaders Access I/IR
		333-91921	C000005962	Hartford Leaders Plus I/IR
			C000059439	Hartford Leaders Solution Plus Series I/IR
		333-95785	C000005964	Hartford Leaders Vision I/IR

Leaders II-III	HL Separate Account 7 (811-04972)	333-101932	C000059368	Classic Hartford Leaders
			C000005818	Hartford Leaders II/IIR/III
			C000059369	Hartford Leaders Select I
			C000059370	Hartford Leaders/Chase Series I/II
			C000062644	Hartford Select Leaders Series V
			C000059371	Huntington Hartford Leaders I
			C000059372	Wells Fargo Leaders Series I/IR/II
		333-101937	C000005824	Hartford Leaders Access II/IIR/III
		333-101942	C000005825	Hartford Leaders Edge II/IIR/III
		333-101948	C000005826	Hartford Leaders Plus II/IIR/III
		333-101954	C000059374	Classic Hartford Leaders Outlook Series II/IIR/III
			C000005827	Hartford Leaders Outlook II/IIR/III
			C000059375	Hartford Leaders Select Outlook
			C000062646	Hartford Select Leaders Outlook Series III
			C000059376	Huntington Hartford Leaders Outlook Series II/IIR/III
			C000059377	Nations Outlook Variable Annuity Series II/IIR/III
			C000059378	Wells Fargo Leaders Outlook Series I/IR/II
		333-104356	C000005828	Hartford Leaders Epic I/IR
		333-105254	C000005829	Hartford Leaders Epic Plus I/IR
		333-105270	C000005830	Hartford Leaders Epic Outlook I/IR

Suite	Separate Account (1940 Act File No.)	1933 Act File No.	Contract/ Class Identifier	Contract (Marketing Name)
	HLA Separate Account 7 (811-09295)	333-101933	C000005959	Hartford Leaders II/IIR/III
			C000062645	Hartford Select Leaders Series V
			C000059373	Wells Fargo Leaders Series I/IR/II
		333-101936	C000005965	Hartford Leaders Access II/IIR/III
		333-101943	C000005966	Hartford Leaders Edge II/IIR/III
		333-101949	C000005967	Hartford Leaders Plus II/IIR/III
		333-101955	C000005968	Hartford Leaders Outlook II/IIR/III
			C000062647	Hartford Select Leaders Outlook Series III
			C000059379	Wells Fargo Leaders Outlook Series I/IR/II
		333-104367	C000005969	Hartford Leaders Epic I/IR
		333-105256	C000005970	Hartford Leaders Epic Plus I/IR
		333-105272	C000005971	Hartford Leaders Epic Outlook I/IR

Leaders IV	HL Separate Account 7 (811-04972)	333-148553	C000061166	Hartford Leaders Foundation Hartford Leaders Foundation Edge
		333-148554	C000061167	Hartford Leaders Edge IV
		333-148570	C000061266	Hartford Leaders IV Hartford Leaders Access IV Hartford Leaders Outlook IV Hartford Leaders Plus IV
			C000061271	Hartford Leaders Platinum
			C000061273	Hartford Leaders Select II
			C000061276	Hartford Leaders Ultra
			C000061270	Hartford Leaders/Chase III
			C000061264	Huntington Hartford Leaders II
			C000061265	Huntington Leaders Outlook IV
			C000061272	Hartford Leaders Platinum Outlook I
			C000061274	Hartford Leaders Select Outlook II
			C000061275	Hartford Leaders Select Plus I

	HLA Separate Account 7 (811-09295)	333-148555	C000061168	Hartford Leaders Edge IV
		333-148566	C000061192	Hartford Leaders Foundation Hartford Leaders Foundation Edge
		333-148561	C000061177	Hartford Leaders IV Hartford Leaders Access IV Hartford Leaders Outlook IV Hartford Leaders Plus IV

Hartford’s Personal Retirement Manager (“HPRM”) I	HL Separate Account 7 (811-04972)	333-148564	C000061190	HPRM B Share I HPRM C Share I/II HPRM I Share I HPRM L Share I Hartford Leaders V Hartford Leaders Access V Hartford Leaders Advisory I Hartford Leaders Outlook V
			C000080961	HPRM Select (B-Shares) Hartford Leaders Select III
			C000080962	Huntington HPRM (B-Shares) Huntington Hartford Leaders III

Suite	Separate Account (1940 Act File No.)	1933 Act File No.	Contract/ Class Identifier	Contract (Marketing Name)
	HLA Separate Account 7 (811-09295)	333-136548	C000037969	HPRM Foundation II (A-, B-Shares) HPRM Foundation Edge II
		333-148565	C000061191	HPRM B Share I HPRM C Share I/II HPRM I Share I HPRM L Share I Hartford Leaders V Hartford Leaders Access V Hartford Leaders Advisory I Hartford Leaders Outlook V
		333-159547	C000078889	HPRM V-A I (A-Share)

HPRM II-III	HL Separate Account 7 (811-04972)	333-168986	C000093059	HPRM B Share II HPRM C Share III HPRM I Share II HPRM L Share II
			C000093060	Huntington HPRM II (B-Shares)
		333-168990	C000093064	HPRM Select II (B-Shares)
		333-176149	C000105760	HPRM Select III (B-Shares)
		333-176150	C000105761	HPRM B Share III HPRM C Share IV HPRM I Share III HPRM L Share III
			C000105762	Huntington HPRM III (B-Shares)

	HLA Separate Account 7 (811-09295)	333-168987	C000093061	HPRM B Share II HPRM C Share III HPRM I Share II HPRM L Share II
		333-168989	C000093063	HPRM V-A II (A Shares)
		333-174679	C000103263	HPRM Foundation (O-Shares)
		333-176152	C000105764	HPRM B Share III HPRM C Share IV HPRM I Share III HPRM L Share III

By the terms of each Contract (and as set forth in the prospectuses for the Contracts), the Hartford Insurance Companies reserve the right to substitute shares of another registered investment company for the shares of any registered investment company already purchased or to be purchased in the future by the Separate Accounts.(9)

(9)  The prospectus for each Contract contains the following, or substantially similar, disclosure:

We may eliminate the shares of any of the Funds from the Contract for any reason and we may substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account.  To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the SEC and we have notified you of the change.

II.           THE EXISTING PORTFOLIOS

A.            AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 33-57340)

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) is a Delaware statutory trust registered under the 1940 Act as an open-end management investment company.  Ten (10) portfolios currently offered by AIM Variable Insurance Funds (Invesco Variable Insurance Funds), are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following five (5) portfolios are included in the proposed Substitutions covered by this Application:  (1) Invesco V.I. Comstock Fund; (2) Invesco V.I. Core Equity Fund; (3) Invesco V.I. Diversified Dividend Fund; (4) Invesco V.I. Growth and Income Fund; and (5) Invesco V.I. Value Opportunities Fund.  Invesco Advisers, Inc., a registered investment adviser, serves as the investment adviser to each portfolio of AIM Variable Insurance Funds (Invesco Variable Insurance Funds) involved in the proposed Substitutions.

1.              Invesco V.I. Comstock Fund

The Invesco V.I. Comstock Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in Series II shares.

2.              Invesco V.I. Core Equity Fund

The Invesco V.I. Core Equity Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Series I or Series II shares.

3.              Invesco V.I. Diversified Dividend Fund

The Invesco V.I. Diversified Dividend Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in Series II shares.

4.              Invesco V.I. Growth and Income Fund

The Invesco V.I. Growth and Income Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in Series II shares.

5.              Invesco V.I. Value Opportunities Fund

The Invesco V.I. Value Opportunities Fund offers two classes of shares:  Series I and Series II.  Contract owners who would be affected by the proposed Substitutions are currently invested in Series I shares.

B.            AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647)

AB Variable Products Series Fund, Inc. is a Maryland corporation that is registered under the 1940 Act as an open-end management investment company.  Four (4) portfolios currently offered by AB Variable Products Series Fund, Inc. are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following two (2) portfolios are included in the proposed Substitutions covered by this Application: (1) AB VPS International Value Portfolio and (2) AB VPS Value Portfolio.  AllianceBernstein L.P., a registered investment adviser, serves as the investment adviser to each portfolio of AB Variable Products Series Fund, Inc. involved in the proposed Substitutions.

1.              AB VPS International Value Portfolio

The AB VPS International Value Portfolio offers two classes of shares:  Class A and Class B.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class B shares.

2.              AB VPS Value Portfolio

The AB VPS Value Portfolio offers two classes of shares:  Class A and Class B.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class B shares.

C.            American Century Variable Portfolios, Inc. (File Nos. 811-05188; 033-14567)

American Century Variable Portfolios, Inc. is a Maryland corporation that is registered under the 1940 Act as an open-end management investment company.  One (1) portfolio currently offered by American Century Variable Portfolios, Inc. is included in the proposed Substitutions covered by this Application and the Concurrent Application:  American Century VP Value Fund.  The proposed Substitution involving the American Century VP Value Fund is included in this Application.

1.              American Century VP Value Fund

American Century Investment Management, Inc., a registered investment adviser, serves as the investment adviser to the American Century VP Value Fund.  The American Century VP Value Fund offers three classes of shares: Class I, Class II, and Class III.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class II shares.

D.            American Funds Insurance Series (File Nos. 811-03857; 002-86838)

American Funds Insurance Series is a Delaware statutory trust that is registered under the 1940 Act as an open-end management investment company.  Nine (9) portfolios currently offered by American Funds Insurance Series are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following four (4) portfolios are included in the proposed Substitutions covered by this Application:  (1) American Funds Blue Chip Income and Growth Fund; (2) American Funds Bond Fund; (3) American Funds Growth-Income Fund; and (4) American Funds International Fund.  Capital Research and Management Company, a registered investment adviser, serves as the investment adviser to each portfolio of American Funds Insurance Series involved in the proposed Substitutions.

1.              American Funds Blue Chip Income and Growth Fund

The American Funds Blue Chip Income and Growth Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

2.              American Funds Bond Fund

The American Funds Bond Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

3.              American Funds Growth-Income Fund

The American Funds Growth-Income Fund offers four classes of shares:  Class 1, Class 2, Class 3 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

4.              American Funds International Fund

The American Funds International Fund offers four classes of shares:  Class 1, Class 2, Class 3 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class 2 shares.

E.            Fidelity Variable Insurance Products Fund I (File Nos. 811-03329; 002-75010)

Fidelity Variable Insurance Products Fund I is a Massachusetts business trust registered under the 1940 Act as an open-end management investment company.  Two (2) portfolios currently offered by Fidelity Variable Insurance Products Fund I are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following portfolio is included in the proposed Substitutions covered by this Application:  Fidelity VIP Equity-Income Portfolio.

1.              Fidelity VIP Equity-Income Portfolio

Fidelity Management & Research Company, a registered investment adviser, serves as the investment adviser to each portfolio of the Fidelity VIP Equity-Income Portfolio.  The Fidelity VIP Equity-Income Portfolio offers five classes of shares:  Initial Class, Investor Class, Service Class, Service Class 2, and Service Class 2 R.  Contract owners who would be affected by the proposed Substitutions are currently invested in Service Class 2 shares.

F.             Fidelity Variable Insurance Products Fund V (File Nos. 811-05361; 033-17704)

Fidelity Variable Insurance Products Fund V is a Massachusetts business trust that is registered under the 1940 Act as an open-end management investment company.  One (1) portfolio currently offered by Fidelity Variable Insurance Products Fund V is included in the proposed Substitutions covered by this Application and the Concurrent Application:  Fidelity VIP Strategic Income Portfolio.  The proposed Substitution involving the Fidelity VIP Strategic Income Portfolio is included in this Application.

1.              Fidelity VIP Strategic Income Portfolio

Fidelity Management & Research Company serves as the investment adviser to the Fidelity VIP Strategic Income Portfolio.  The Fidelity VIP Strategic Income Portfolio offers four classes of shares:  Initial Class, Investor Class, Service Class, and Service Class 2.  Contract owners who would be affected by the proposed Substitutions are currently invested in Service Class 2 shares.

G.           Franklin Templeton Variable Insurance Products Trust (File Nos. 811-05583; 033-23493)

Franklin Templeton Variable Insurance Products Trust is a Delaware statutory trust registered under the 1940 Act as an open-end management investment company.  Eleven (11) portfolios currently offered by Franklin Templeton Variable Insurance Products Trust are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following four (4) portfolios are included in the proposed Substitutions covered by this Application: (1) Franklin Mutual Shares VIP Fund; (2) Franklin Rising Dividends VIP Fund; (3) Franklin Strategic Income VIP Fund; and (4) Templeton Foreign VIP Fund.

Franklin Mutual Advisers, LLC, a registered investment adviser, serves as the investment adviser to the Franklin Mutual Shares VIP Fund.  Franklin Advisory Services, LLC, a registered investment adviser, serves as the investment adviser to the Franklin Rising Dividends VIP Fund.  Franklin Advisers, Inc., a registered investment adviser, serves as the investment adviser to the Franklin Strategic Income VIP Fund.  Templeton Investment Counsel, LLC, a registered investment adviser, serves as the investment adviser to the Templeton Foreign VIP Fund.

1.              Franklin Mutual Shares VIP Fund

The Franklin Mutual Shares VIP Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Class 2 or Class 4 shares.

2.              Franklin Rising Dividends VIP Fund

The Franklin Rising Dividends VIP Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Class 2 or Class 4 shares.

3.              Franklin Strategic Income VIP Fund

The Franklin Strategic Income VIP Fund offers three classes of shares:  Class 1, Class 2 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Class 1, Class 2 or Class 4 shares.

4.              Templeton Foreign VIP Fund

The Templeton Foreign VIP Fund offers four classes of shares:  Class 1, Class 2, Class 3 and Class 4.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Class 2 or Class 4 shares.

H.           Lord Abbett Series Fund, Inc. (File Nos. 811-05876; 033-31072)

Lord Abbett Series Fund, Inc. is a Maryland corporation that is registered under the 1940 Act as an open-end management investment company.  Three (3) portfolios currently offered by Lord Abbett Series Fund, Inc. are included in the proposed Substitutions covered by this Application and the Concurrent Application:  (1) Lord Abbett Calibrated Dividend Growth Portfolio; (2) Lord Abbett Fundamental Equity Portfolio; and (3) Lord Abbett Growth and Income Portfolio.  Each of the three the proposed Substitutions involving these three portfolios are included in this Application.  Lord, Abbett & Co. LLC, a registered investment adviser, serves as the investment adviser to each portfolio of Lord Abbett Series Fund, Inc. involved in the proposed Substitutions.

1.              Lord Abbett Calibrated Dividend Growth Portfolio

The Lord Abbett Calibrated Dividend Growth Portfolio offers only one share class:  Class VC.

2.              Lord Abbett Fundamental Equity Portfolio

The Lord Abbett Fundamental Equity Portfolio offers only one share class:  Class VC.

3.              Lord Abbett Growth and Income Portfolio

The Lord Abbett Growth and Income Portfolio offers only one share class:  Class VC.

I.                MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668)

MFS Variable Insurance Trust is a Massachusetts business trust that is registered under the 1940 Act as an open-end management investment company.  Nine (9) portfolios currently offered by MFS Variable Insurance Trust are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following three (3) portfolios are included in the proposed Substitutions covered by this Application:  (1) MFS Investors Trust Series; (2) MFS Total Return Bond Series; and (3) MFS Value Series.  Massachusetts Financial Services Company, a registered investment adviser, serves as the investment adviser to each portfolio of MFS Variable Insurance Trust involved in the proposed Substitutions.

1.              MFS Investors Trust Series

The MFS Investors Trust Series offers two share classes:  Initial Class and Service Class.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Initial Class or Service Class shares.

2.              MFS Total Return Bond Series

The MFS Total Return Bond Series offers two share classes:  Initial Class and Service Class.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Initial Class or Service Class shares.

3.              MFS Value Series

The MFS Value Series offers two share classes:  Initial Class and Service Class.  Contract owners who would be affected by the proposed Substitutions are currently invested in either Initial Class or Service Class shares.

J.              MFS Variable Insurance Trust II (File Nos. 811-03732; 002-83616)

MFS Variable Insurance Trust II is a Massachusetts business trust that is registered under the 1940 Act as an open-end management investment company.  Three (3) portfolios currently offered by MFS Variable Insurance Trust II are included in the proposed Substitutions covered by this Application and the Concurrent Application.  One (1) portfolio is included in the proposed Substitutions covered by this Application:  MFS Research International Portfolio.

1.              MFS Research International Portfolio

Massachusetts Financial Services Company, a registered investment adviser, serves as the investment adviser to the MFS Research International Portfolio.  The MFS Research International Portfolio offers two share classes:  Initial Class and Service Class.  Contract owners who would be affected by the proposed Substitutions are currently invested in Initial Class shares.

K.           Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177)

Oppenheimer Variable Account Funds is a Delaware statutory trust that is registered under the 1940 Act as an open-end management investment company.  Four (4) portfolios currently offered by Oppenheimer Variable Account Funds are included in the proposed Substitutions covered by this Application and the Concurrent Application.  The following portfolio is included in the proposed Substitutions covered by this Application:  Oppenheimer Main Street Fund /VA.

1.              Oppenheimer Main Street Fund /VA

OFI Global Asset Management, Inc., a registered investment adviser, serves as the investment adviser to the Oppenheimer Main Street Fund /VA.  The Oppenheimer Main Street Fund/VA offers two share classes:  Non-Service Shares and Service Shares.  Contract owners who would be affected by the proposed Substitutions are currently invested in Service Shares.

L.            Pioneer Variable Contracts Trust (File Nos. 811-08786; 033-84546)

Pioneer Variable Contracts Trust is a Delaware statutory trust that is registered under the 1940 Act as an open-end management investment company.  One (1) portfolio currently offered by Pioneer Variable Contracts Trust is included in the proposed Substitutions covered by this Application and the Concurrent Application:  Pioneer Fund VCT Portfolio.  The proposed Substitution involving the Pioneer Fund VCT Portfolio is included in this Application.

1.              Pioneer Fund VCT Portfolio

Pioneer Investment Management, Inc., a registered investment adviser, serves as the investment adviser to the Pioneer Fund VCT Portfolio.  The Pioneer Fund VCT Portfolio offers two share classes:  Class I and Class II.  Contract owners who would be affected by the proposed Substitutions are currently invested in Class II shares.

III.                              THE TRUST AND THE REPLACEMENT PORTFOLIOS

The Trust is a Delaware statutory trust that was established on January 13, 2012.  The Trust is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-22954) and its shares are registered under the 1933 Act (File No. 333-194995).  The Trust is a series investment company and currently has twenty-four (24) separate portfolios (each, a “HIMCO VIT Fund,” and collectively, the “HIMCO VIT Funds”).  The following six (6) HIMCO VIT Funds comprise the Replacement Portfolios:

1.              HIMCO VIT International Core Equity Fund

2.              HIMCO VIT International Value Equity Fund

3.              HIMCO VIT Large Cap Core Fund

4.              HIMCO VIT Large Cap Value Fund

5.              HIMCO VIT Strategic Income Bond Fund

6.              HIMCO VIT Total Return Bond Fund

Each Replacement Portfolio has no history of operations.  The Trust initially amended its registration statement on January 22, 2015 to add the Replacement Portfolios as series of the Trust, and the Trust’s registration statement, as amended, became effective on April 14, 2015.  Each Replacement Portfolio offers one class of shares:  Class IB.

HIMCO, a Delaware corporation and a registered investment adviser, serves as investment adviser to each of the HIMCO VIT Funds pursuant to an investment advisory agreement between the Trust, on behalf of each HIMCO VIT Fund, and HIMCO (the “Investment Advisory Agreement”).  Under the Investment Advisory Agreement, HIMCO provides for, among other things, the management of each HIMCO VIT Fund’s assets and the decisions to purchase and sell securities on behalf of the HIMCO VIT Funds.  HIMCO is permitted upon approval of the Trust’s board of trustees to select and contract with one or more sub-advisers to perform some or all of the services for which HIMCO is responsible.(10)  For each sub-advised HIMCO VIT Fund, HIMCO has overall supervisory responsibility for the general management and investment of the HIMCO VIT Fund’s assets.  HIMCO has full investment discretion to make all determinations with respect to the investment of a HIMCO VIT Fund’s assets not otherwise assigned to a sub-adviser.  Among other activities, HIMCO performs the following oversight and evaluation services to the sub-advised HIMCO VIT Funds: (i) performing initial due diligence on prospective HIMCO VIT Fund sub-advisers; (ii) monitoring sub-adviser performance, including ongoing analysis and periodic consultations; (iii) communicating performance expectations and evaluations to the sub-advisers; and (iv) making recommendations to the Trust’s board of trustees regarding renewal, modification or termination of a sub-adviser’s contract.

The Trust operates pursuant to an exemptive order from the Commission (File No. 812-11684) (the “Manager of Managers Order”) that permits HIMCO, subject to certain conditions, including the approval of the Trust’s board of trustees, but without the approval of shareholders, to: (i) select a new sub-adviser or additional sub-adviser for each HIMCO VIT Fund; (ii) terminate any existing sub-adviser and/or replace any existing sub-adviser; (iii) enter into new sub-advisory agreements(11) and/or materially modify the terms of, or terminate, any existing sub-advisory agreement; and (iv) allocate and reallocate a HIMCO VIT Fund’s assets among one or more sub-advisers.  The Manager of Managers Order exempts the Trust from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder with respect to sub-advisory agreements.

The Manager of Managers Order may apply to each of the Replacement Portfolios, and the Trust’s registration statement discloses and explains the existence, substance and effect of the Manager of Managers Order.  With regard to the following Replacement Portfolios, HIMCO employs an investment strategy for which HIMCO currently delegates certain investment advisory duties to BlackRock Investment Management, LLC (“BlackRock”):

1.              HIMCO VIT International Core Equity Fund

2.              HIMCO VIT International Value Equity Fund

3.              HIMCO VIT Large Cap Value Fund

BlackRock is a wholly owned subsidiary of BlackRock, Inc.  BlackRock, a Delaware limited liability company, is a registered investment adviser and a commodity pool operator.  BlackRock,

(10)  See Section IV.C., infra, for a comparison of each Existing Portfolio and its corresponding Replacement Portfolio.  The tables included therein indicate whether HIMCO has contracted with a sub-adviser to manage a Replacement Portfolio.

(11)  Relating to the Trust, unless otherwise permitted by a future order from the Commission, HIMCO will not enter into any sub-advisory agreement with any sub-adviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or HIMCO, other than by reason of serving as a sub-adviser to a HIMCO VIT Fund, without such sub-advisory agreement, including the compensation to be paid thereunder, being approved by the Replacement Portfolio’s shareholders in accordance with the Trust’s declaration of trust.  HIMCO and the Trust have applied for a replacement order that would permit HIMCO to enter into or materially amend any sub-advisory agreement, with the approval of the Trust’s board of trustees and without obtaining shareholder approval, with sub-advisers that are not affiliated with HIMCO as well as sub-advisers that are indirect or direct wholly-owned subsidiaries of HIMCO or of another company that indirectly or directly wholly-owns HIMCO.

Inc. and its affiliates had approximately $4.64 trillion in assets under management as of December 31, 2015.  BlackRock is located at 1 University Square, Princeton, NJ 08536.

As discussed in Section IV.B.4., HIMCO has agreed, as a condition of this Application, that it will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to add or to replace a sub-adviser in reliance on the Manager of Managers Order or any replacement order from the Commission at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

Shares of the Trust are continuously distributed and underwritten by HIMCO Distribution Services Company, an affiliate of the Section 17 Applicants.  State Street Bank and Trust Company serves as custodian of the Trust’s assets, administrator with respect to certain services, and as transfer and dividend disbursing agent for the Trust.

IV.                               THE PROPOSED SUBSTITUTIONS

A.            The Proposed Substitutions

The Hartford Insurance Companies, on their own and on behalf of the Separate Accounts, propose to exercise their contractual rights to substitute underlying funds currently available under the Contracts for different underlying funds.  In particular, the Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the Existing Portfolios listed in the table below for shares of the corresponding Replacement Portfolios listed opposite their names.

Fund Type	Sub No.	Existing Portfolio (Share Class(es))	Replacement Portfolio (Share Class)
Equity	1.	American Funds Growth-Income Fund (Class 2)	HIMCO VIT Large Cap Core Fund (Class IB)
	2.	Franklin Rising Dividends VIP Fund (Class 2) (Class 4)
	3.	Invesco V.I. Core Equity Fund (Series I) (Series II)
	4.	Lord Abbett Calibrated Dividend Growth Portfolio (Class VC)
	5.	Lord Abbett Fundamental Equity Portfolio (Class VC)
	6.	Lord Abbett Growth & Income Portfolio (Class VC)
	7.	MFS Investors Trust Series (Initial Class) (Service Class)
	8.	Oppenheimer Main Street Fund/VA (Service Shares)
	9.	Pioneer Fund VCT Portfolio

(Class II)
	10.	AB VPS Value Portfolio (Class B)	HIMCO VIT Large Cap Value Fund (Class IB)
	11.	American Century VP Value Fund (Class II)
	12.	American Funds Blue Chip Income and Growth Fund (Class 2)
	13.	Fidelity VIP Equity-Income Portfolio (Service Class 2)
	14.	Franklin Mutual Shares VIP Fund (Class 2) (Class 4)
	15.	Invesco V.I. Comstock Fund (Series II)
	16.	Invesco V.I. Diversified Dividend Fund (Series II)
	17.	Invesco V.I. Growth and Income Fund (Series II)
	18.	Invesco V.I. Value Opportunities Fund (Series I)
	19.	MFS Value Series (Initial Class) (Service Class)
	20.	American Funds International Fund (Class 2)	HIMCO VIT International Core Equity Fund (Class IB)
	21.	MFS Research International Portfolio (Initial Class)
	22.	AB VPS International Value Portfolio (Class B)	HIMCO VIT International Value Equity Fund (Class IB)
	23.	Templeton Foreign VIP Fund (Class 2) (Class 4)

Fixed Income	24.	American Funds Bond Fund (Class 2)	HIMCO VIT Total Return Bond Fund (Class IB)
	25.	MFS Total Return Bond Series (Initial Class) (Service Class)
	26.	Fidelity VIP Strategic Income Portfolio (Service Class 2)	HIMCO VIT Strategic Income Bond Fund (Class IB)
	27.	Franklin Strategic Income VIP Fund (Class 1) (Class 2) (Class 4)

B.            Reasons and Support for the Proposed Substitutions

The Substitutions proposed herein and in the Concurrent Application are part of an overall business goal of the Hartford Insurance Companies to improve the administrative efficiency and cost-effectiveness of the Contracts, as well as to make the Contracts more attractive to existing Contract owners.  To this end, the Hartford Insurance Companies undertook a thorough review of the subaccounts offered under the Contracts, with the goals of reducing costs to Contract owners while maintaining a high-quality, yet simplified, line-up of subaccounts.  The Section 26 Applicants believe that the Substitutions proposed in this Application and in the Concurrent Application will help to accomplish these goals.  The principal purposes of the proposed Substitutions are as follows:

1.              Simplified Menu of Investment Options

In selecting the Replacement Portfolios, the Hartford Insurance Companies evaluated each subaccount offered under the Contracts to ensure that the proposed Substitutions would offer the same diversity of subaccounts as is currently available under the Contracts, while simultaneously simplifying the Contracts’ current line-ups, which currently offer up to eighty-three (83) investment options.(12) By eliminating overlapping investment options that duplicate one another by having substantially similar investment objectives, strategies and risks, the Hartford Insurance Companies can present a more streamlined menu of investment options under the Contracts.  Since the proposed Substitutions were designed to reduce investment-option redundancy, the diversity of available investment styles under the Contracts will not be adversely impacted.  The Hartford Insurance Companies believe that eliminating investment option redundancy and reducing the number of fund prospectuses that a Contract owner must analyze to make an informed investment decision regarding the allocation of premium payments and Contract value will enhance Contract owner understanding and make the investment decision process more manageable.

Moreover, the Hartford Insurance Companies believe that streamlining the investment options will enhance the efficiency of their management and administration of the Contracts.  In this regard, the Hartford Insurance Companies note that the removal of redundant investment options will allow them to reduce certain costs they incur in administering and overseeing the Contracts, and will result in enhanced and timelier communication with fund families and with Contract owners and sales representatives regarding the available investment options.

2.              Consistency in Investment Objectives, Strategies and Risks

The Hartford Insurance Companies carefully reviewed each proposed Substitution with the goal of offering Contract owners investment options that are consistent with respect to investment objectives, principal investment strategies, and principal investment risks following the proposed Substitutions.  Indeed, the Section 26 Applicants believe that each Existing Portfolio has substantially similar investment objectives, principal investment strategies, and principal investment risks, and has substantially similar risk and return characteristics, as its corresponding Replacement Portfolio.  Moreover, the Section 26 Applicants have ensured that the Existing Portfolios, all of which are actively-managed, will be substituted with actively-managed Replacement Portfolios.

(12)  The Hartford Insurance Companies have provided guarantees related to optional guaranteed death benefits and guaranteed living benefits available through the Contracts, typically offered as a rider benefit for an additional charge (referred to as the “Contract guarantees” or “riders,” as applicable).  Some of these riders include terms that restrict or limit the investment options to which such Contract owners may allocate premium payments or Contract value.  In addition, some riders limit Contract owners’ allocations of premium payments and Contract value to specific allocation models consisting of specified selections of registered open-end management investment companies available under the applicable Contract.  If a Contract owner with any such rider allocates premium payments or Contract value to an ineligible investment option and/or above the limits, some or all of the rider’s benefits will be terminated after the Contract owner receives a warning that he or she has selected an ineligible subaccount, or will exceed the rider’s limitations, and nonetheless chooses to proceed with the request.

As referenced above, the Replacement Portfolios are actively-managed, including the “Equity Replacement Portfolios” (i.e., the Replacement Portfolios categorized as “Equity” in the table included in Section IV.A. above (the “Equity Replacement Portfolios”)).(13)  The Equity Replacement Portfolios primarily use “quantitative” processes, while their corresponding Existing Portfolios primarily use, in whole or in part, “fundamental” processes.  These two forms of active management are substantially similar, as the types of data analyzed to make investment decisions are substantially similar.  Both approaches analyze current and forward-looking characteristics of companies (e.g., financial statement items such as earnings growth, price to earnings ratios, gross margins), characteristics of companies’ securities (e.g., stock price, share volume), and industry, macro—economic factors.  The approaches differ with respect to how those types of data are incorporated into the decision-making process.  In addition, the fundamental processes used by some Existing Portfolios may include in-person discussions with company managers, suppliers, and/or customers.

The quantitative processes used by the Equity Replacement Portfolios have two steps.  In the first step, the investment adviser (or sub-adviser) performs an in-depth analysis of the data collected to identify those characteristics that most effectively differentiate stock performance.  In the second step, the investment adviser (or sub-adviser) assembles the characteristics identified into models, and the models are used to target stocks with the desirable characteristics.  To account for new information, which is reported every day, the investment adviser (or sub-adviser) reviews the fund’s portfolio to ensure that it continues to be actively positioned with the desirable characteristics.

In addition to the quantitative processes described above, the Equity Replacement Portfolios’ investment adviser (or sub-adviser) also qualitatively evaluates each individual stock or security prior to purchase or sale to identify investments or holdings that the quantitative models may not have effectively captured (e.g., changes in key senior executives of a company).  Moreover, the Equity Replacement Portfolios’ investment advisers continue to invest in the evolution of the quantitative investment processes through research and the identification of new stock characteristics.

In light of the foregoing considerations—the Portfolios’ investment objectives, principal investment strategies, principal investment risks, risk and return characteristics, and management styles—the Section 26 Applicants believe that the Replacement Portfolios and their corresponding Existing Portfolios are sufficiently similar such that the essential expectations of Contract owners will continue to be met after the proposed Substitutions.

3.              Simplification of the Investment Process

The Section 26 Applicants submit that the proposed Substitutions will simplify the investment materials that Contract owners receive for the investment options available through the Separate Accounts.  By reducing the number of underlying registered open-end management investment companies offered under the Contracts, the proposed Substitutions necessarily reduce the number of underlying fund prospectuses and prospectus formats that Contract owners must navigate.  Even after meeting the requirements of Form N-1A, there is still a wide variation in the presentation

(13)  The Equity Replacement Portfolios in the Application and the Corresponding Application include HIMCO VIT Global Core Equity Fund , HIMCO VIT Large Cap Growth Fund, HIMCO VIT Small & Mid Cap Core Fund, HIMCO VIT Large Cap Value Fund , HIMCO VIT International Value Equity, HIMCO VIT International Core Equity Fund, and the HIMCO VIT Large Cap Core Fund.

of material from one registered open-end management investment company to another, which makes navigating and comparing information more complicated for the Contract owner.  The proposed Substitutions simplify the investment decision process for Contract owners, as the Replacement Portfolios employ a common share class structure, a common set of policies and procedures administered by a single investment adviser, and a common prospectus format.  Overall, the Section 26 Applicants believe that the proposed Substitutions will continue to provide Contract owners with access to quality investment managers and a large variety of investment options, all while making the investment decision process more manageable for Contract owners.

4.              Improved Portfolio Manager Selection

Each of the Existing Portfolios is unaffiliated with the Section 26 Applicants (except, that, in some instances, the Separate Accounts may own more than 5% of such investment company) and managed by an unaffiliated investment adviser.  The proposed Substitutions will replace the Existing Portfolios with investment options for which HIMCO, an affiliate of the Section 26 Applicants, acts as investment adviser.  The proposed Substitutions will permit HIMCO, under the Manager of Managers Order, to hire, monitor and replace sub-advisers as necessary to achieve optimal performance.

Notwithstanding the Manager of Managers Order or any replacement order from the Commission, HIMCO has agreed, as a condition of this Application, that it will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to add or to replace a sub-adviser at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

5.              Lower Net Operating Expenses

Through the proposed Substitutions, the Hartford Insurance Companies seek to replace certain investment options in the Contracts’ current fund lineups with investment options that provide Contract owners with lower expenses, while maintaining a high-quality menu of investment options.  In this regard, the Section 26 Applicants believe that Contract owners with Contract value allocated to the subaccounts of the Existing Portfolios will have lower total and net operating expenses immediately after the proposed Substitutions than before the proposed Substitutions.  Moreover, each Replacement Portfolio is subject to an expense limit, set forth below, under which HIMCO has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for the Class IB shares at a certain annual rate of the Portfolio’s average daily net assets.  These contractual arrangements will remain in effect until April 30, 2018, and shall renew automatically for one-year terms unless HIMCO provides written notice of termination prior to the start of the next term or upon approval of the board of trustees of the Trust.

Replacement Portfolio	Expense Limit Class IB
HIMCO VIT International Core Equity Fund	0.74%
HIMCO VIT International Value Equity Fund	0.98%
HIMCO VIT Large Cap Core Fund	0.49%
HIMCO VIT Large Cap Value Fund	0.62%
HIMCO VIT Strategic Income Bond Fund	0.56%
HIMCO VIT Total Return Bond Fund	0.49%

The Section 26 Applicants also agree that, during a period of two years following the implementation of the proposed Substitution (the “Substitution Date”), and for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, the Hartford Insurance Companies will reimburse, on the last business day of each fiscal quarter, the owners of those Contracts invested in the applicable Replacement Portfolio to the extent that the Replacement Portfolio’s total net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the total net annual operating expenses of the Existing Portfolio for fiscal year 2015.  In addition, the Hartford Insurance Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of those Contracts for a period of at least two years following the Substitution Date.

6.              No Expense to Contract Owners

The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a substantially similar subaccount without interruption and without any cost to them.  As such, the Hartford Insurance Companies or their affiliates will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.  No fees or charges will be assessed to the affected Contract owners to effect the proposed Substitutions.  The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitutions than before the Substitutions.  The Contract value of each Contract owner affected by the proposed Substitutions will not change as a result of the proposed Substitutions.  In addition, based upon the Section 26 Applicants’ analysis of the proposed Substitutions, the Section 26 Applicants do not believe that the value of any Contract guarantees will materially change, directly or indirectly, as a result of the proposed Substitutions.(14)

7.              Potential Reduction of Costs to Insurance Company and Enhanced Risk Management

The proposed Substitutions also may afford additional benefits to the Hartford Insurance Companies.  For example, as noted above, the proposed Substitutions will enable the Hartford

(14)  Any protection benefits paid to a Contract owner based on a Contract guarantee will depend on a Contract owner’s particular circumstances (e.g., age at the time when the contract was purchased, age at death), actions specifically taken or not taken by a Contract owner related to their Contract (e.g., the date when a Contract owner elects to begin taking withdrawals available under a Contract guarantee) and the actual performance of the investment options selected by the Contract owner (as is the case with any substitution applicant, the Section 26 Applicants cannot predict or guarantee the future performance of any investment option).

Insurance Companies to reduce certain costs that they incur in managing and administering the Contracts by consolidating the lineup of investment options available in order to reduce the number of portfolios that overlap in type, investment style, and investment strategy.  Importantly, however, the proposed Substitutions will not result in increased direct revenue for the Hartford Insurance Companies, taking into account fees payable by the Replacement Portfolios (including, without limitation, Rule 12b-1, shareholder service, administration, and other service fees) or other arrangements in connection with Contract value invested in such Replacement Portfolios.(15)

Greater Efficiencies in Administering the Contracts.  Issuers of variable contracts are required, under provisions of the 1933 Act and the 1940 Act, to provide certain mailings and communications that are generated by the investment options under their variable contracts.  Specifically, insurance companies must distribute prospectuses, prospectus supplements, and proxy materials to the beneficial owners of interests in those investment options (i.e., the contract owners).  Off-cycle communications create mailing and administrative expenses for the issuing insurance company.  The expenses associated with these mailings increase as more registered open-end management investment companies are offered as investment options under variable contracts.

The proposed Substitutions will result in a decrease of the number of different underlying registered open-end management investment companies offered under the Contracts.  More specifically, with fewer third-party fund companies, customer mailings (e.g., supplements) will decrease.  Customers benefit by receiving fewer and more consistently formatted mailings, and the Section 26 Applicants benefit from the cost savings associated with aggregating and scheduling the mailings.  The Hartford Insurance Companies anticipate that having fewer investment options will result in lower administrative costs.

Greater Efficiencies in Compliance Matters.  The Hartford Insurance Companies anticipate that various compliance matters will be more efficiently administered as a result of the proposed Substitutions, such as computing accumulation unit values pursuant to Rule 22c-1 under the 1940 Act, detecting and preventing market timing or other disruptive trading activities, and monitoring for potential conflicts.  These and other compliance matters can involve significant and in some cases daily communication and coordination between the Hartford Insurance Companies and the portfolios in which the subaccounts invest.  The proposed Substitutions will increase efficiencies by enabling the Hartford Insurance Companies to work principally with its affiliate HIMCO rather than several investment advisers in different locations with different policies, procedures, systems, and availability.  For the same reasons, the proposed Substitutions will help simplify due diligence that the Hartford Insurance Companies perform in connection with the selection and monitoring of portfolios as investment vehicles for the subaccounts.

Enhanced Risk Management.  In providing the Contract guarantees, the Hartford Insurance Companies seek to manage the risk that Contract values will be less than the guaranteed amounts under the Contracts and, in which case, that the Hartford Insurance Companies will have to use their general account assets to cover any shortfall (e.g., by purchasing reinsurance or hedging).  The proposed Substitutions may enhance the Hartford Insurance Companies’ ability to manage the costs and risks

(15)  It should be noted that the Hartford Insurance Companies, HIMCO, and their affiliates may benefit from HIMCO receiving management fees from the Replacement Portfolios.  Management fees of the Existing Portfolios are currently paid to investment advisers that are not affiliated with the Hartford Insurance Companies, HIMCO, or their affiliates.

associated with providing these guarantees because the proposed Substitutions will consolidate the number of actively-managed funds with the same or similar investment styles, and that may, in turn, allow the Hartford to more cost effectively monitor and manage its exposure to fund management and performance variability.  The proposed Substitutions are not intended or designed to change or reduce the number of claims or amount of benefits provided by the Contract guarantees.

C.            Comparisons of the Portfolios

For each Substitution, this section compares the Existing Portfolio’s and the Replacement Portfolio’s:

1.                                      Investment adviser and sub-adviser(s) (if any), investment objectives, principal investment strategies, and principal investment risks(16);

2.                                      Assets, fees, and expenses(17); and

3.                                      Actual or related composite performance history.

Each comparison of the Portfolios’ investment advisers and sub-advisers (if any), investment objectives, principal investment strategies, and principal investment risks is accompanied by a brief explanation of why the Section 26 Applicants believe that, despite any differences between them, the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Each comparison of the Portfolios’ assets, fees, and expenses states the Existing Portfolio’s assets as of December 31, 2015 and also compares the Existing Portfolio’s and Replacement Portfolio’s fees and expenses, including management fee breakpoint schedules and maximum Rule 12b-1 fees.  If multiple share classes of an Existing Portfolio are affected by a proposed Substitution, the fees and expenses of each class are set forth below.  The Replacement Portfolios have no history of operations and their initial assets will be comprised of the assets received through the proposed Substitutions.  As a result, the expenses of each Replacement Portfolio are estimated based on the anticipated asset levels of the Replacement Portfolio following the proposed Substitution.

Importantly, for each Substitution, the combined management fee and Rule 12b-1 fee of the Replacement Portfolio is lower than that of the Existing Portfolio.  In addition, the Section 26 Applicants believe, based on estimates for the current year, the total and net annual operating expenses of each Replacement Portfolio will be lower than the total and net annual operating expenses of the corresponding Existing Portfolio.  As such, for each Substitution, it is anticipated that the proposed Substitution will benefit Contract owners with Contract value allocated to the Existing Portfolio by lowering the total and net annual operating expense ratios immediately following the Substitution.  The Section 26 Applicants note that the lower estimated total and net

(16)  Based on the summary section of each Portfolio’s most recent prospectus as of May 1, 2016.  The principal investment risks of each Portfolio disclosed in this Application correspond to the principal investment risks listed in the summary section of the Portfolio’s prospectus.  Sub-headings were utilized to disclose the Portfolios’ principal investment risks without the corresponding risk disclosure to facilitate the Commission Staff’s review.

(17)  Based on each Portfolio’s most recent prospectus as of May 1, 2016.

annual operating expense ratios of each Replacement Portfolio relative to its corresponding Existing Portfolio could positively affect the performance of the Replacement Portfolio compared to the Existing Portfolio.

With respect to the comparisons of the Portfolios’ performance histories, because the Replacement Portfolios have no operating histories, comparisons of actual performances are not possible for the proposed Substitutions.  However, to provide comparable performance information, the comparison of performance history for each Substitution contains:

i.                  The average annual total returns for the Existing Portfolio for the time periods indicated as of December 31, 2015 (unless otherwise noted)(18);

ii.               If available, for the same time periods as of December 31, 2015 (unless otherwise noted), the average annual total returns for a composite of other related accounts managed by the Replacement Portfolio’s investment adviser or sub-adviser with investment objectives and strategies that are substantially similar to the Replacement Portfolio(19); and

iii.            If available, the performance of the Portfolio’s performance benchmark index or indices for the same time periods.(20) Benchmark performance reflects no deduction for fees, expenses or taxes.

Lastly, each comparison also contains a table listing the Contracts affected by the proposed Substitution.

(18)  The performance histories for the AB VPS Value Portfolio, American Century VP Value Fund, American Funds Blue Chip Income and Growth Fund, Fidelity VIP Equity-Income Portfolio, Franklin Mutual Shares VIP Fund, Invesco V.I. Comstock Fund, Invesco V.I. Diversified Dividend Fund, Invesco V.I. Growth and Income Fund, Invesco V.I. Value Opportunities Fund, and MFS Value Series are provided only through April 30, 2015.  The performance histories of those Existing Portfolios are provided only through April 30, 2015 because the composite history for the corresponding Replacement Portfolio is available only through that date.

(19)  The related composite performance information for the Replacement Portfolio, if any, is fully disclosed in the Replacement Portfolio’s prospectus included in the Trust’s registration statement.  The related composite performance included herein is calculated on a “gross” and “net” return basis.  The gross return of the related composite reflects the deduction of operating and non-advisory expenses paid by the accounts in the related composite and/or the deduction of trading commissions.  The net return of the related composite has been adjusted to reflect the Replacement Portfolio’s estimated total annual operating expenses (including management fees).  To calculate the performance of the related composite net of the Replacement Portfolio’s expenses, the estimated total annual fund operating expenses (excluding any fee waivers or expense reimbursements) payable by the Replacement Portfolio’s Class IB shares were used.

(20)  If related composite or benchmark performance cannot be provided for a given time period, the absence of performance history is reflected as not available or “N/A.”

Substitution No. 1.	American Funds Growth-Income Fund (Class 2) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Funds Growth-Income Fund (Class 2)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Capital Research and Management Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

The fund’s investment objectives are to achieve long-term growth of capital and income.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The fund invests primarily in common stocks or other securities that the investment adviser believes demonstrate the potential for appreciation and/or dividends.

•                  The fund may invest up to 15% of its assets, at the time of purchase, in securities of issuers domiciled outside the United States.

•                  The fund is designed for investors seeking both capital appreciation and income.

•                  The investment adviser uses a system of multiple portfolio managers in managing the fund’s assets. Under this approach, the portfolio of the fund is divided into segments managed by individual managers who decide how their respective segments will be invested.

•                  The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of large capitalization companies. The Fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2015, the market capitalization of companies included in these indices ranged from approximately $60 million to $600 billion.

•                  The Fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar denominated securities, and may trade securities actively.

•                  The Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”) primarily uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector based on the investment manager’s research and judgment. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and reviews the portfolio to make sure it is actively positioned on the desired key fundamental characteristics for each industry. The investment manager may choose not to invest in a stock identified by the model based on qualitative factors that the investment manager believes were not effectively captured by the model.

Principal Risks	Principal Risks

• Market Conditions • Issuer • Investing in Growth-Oriented Stocks • Investing in Income-Oriented Stocks • Investing Outside the United States • Management	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Management • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  In addition, the Existing Portfolio and Replacement Portfolio may each invest a substantial percentage of its total assets (up to 15% and 20%, respectively) in foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income; however, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  In addition, only the Replacement Portfolio focuses on companies of a particular market capitalization range—specifically, large-capitalization companies—under its principal investment strategies, whereas the Existing Portfolio makes no reference to capitalization size.  However, the Replacement Portfolio has the flexibility to invest a portion of its assets that are not committed to large-capitalization companies in companies of any other size, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 84.16% of its assets in companies classified as “giant” (43.55%) or “large” (40.61%).(21)  Also, according to Morningstar, as of December 31, 2015, the average market

(21)  Morningstar separates stock portfolio holdings into five market-capitalization groups: giant, large, medium, small, and micro.  Rather than using a fixed number of “large cap” or “small cap” stocks, Morningstar uses a flexible system that isn’t adversely affected by overall movements in the market.  World equity markets are first divided into seven style zones: United States, Latin America, Canada, Europe, Japan, Asia ex-Japan, and Australia/New Zealand.  The stocks in each style zone are further subdivided into size groups.  Giant-cap stocks are defined as those that account for the top 40% of the capitalization of each style zone; large-cap stocks represent the next 30%; mid-cap stocks represent the next 20%; small-cap stocks represent the next 7%, and micro-cap stocks represent the smallest 3%.

In the mutual fund industry, both “giant” and “large” capitalization companies are considered to be large-capitalization companies, and both “small” and “micro” capitalization companies are considered to be small-capitalization companies.

capitalization of the companies in which the Existing Portfolio invested was $55.12 billion, which is well within the collective capitalization range of the Russell 1000 Index and the S&P 500 Index (approximately $60 million to $600 billion as of December 31, 2015), the market indices used by the Replacement Portfolio to identify large-capitalization companies.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $24.21 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $1.81 billion of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Funds Growth-Income Fund	HIMCO VIT Large Cap Core Fund
Share Class	Class 2	Class IB
Management Fee	0.27%	0.27%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.02%	0.04%
Total Annual Operating Expenses	0.54%	0.51%
Fee Waiver / Expense Reimbursement	N/A	(0.02)%(22)
Net Annual Operating Expenses	0.54%	0.49%
Management Fee Breakpoint Schedule	0.500% in excess of $0 up to $600m 0.450% in excess of $600m up to $1.5b 0.400% in excess of $1.5b up to $2.5b 0.320% in excess of $2.5b up to $4.0b	0.40% of the first $100m 0.35% of the next $150m 0.30% of the next $250m 0.27% of the next $500m

(22)  Hartford Investment Management Company has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for the Class IB shares of the Fund at the annual rate of 0.49% of the Fund’s average daily net assets.  This contractual arrangement will remain in effect until April 30, 2018, and shall renew automatically for one-year terms unless the investment manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

0.285% in excess of $4b up to $6.5b

0.256% in excess of $6.5b up to $10.5b

0.242% in excess of $10.5b up to $13b

0.235% in excess of $13b up to $17b

0.230% in excess of $17b up to $21b

0.225% in excess of $21b up to $27b

0.222% in excess of $27b up to $34b

0.219% in excess of $34b

0.25% of the next $4b 0.24% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — American Funds Growth-Income Fund — Class 2 (Inception: 4/30/1997)
Class 2	1.45%	14.43%	11.56%	6.63%	10.80%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	11.08%
Lipper Growth & Income Funds Index	(1.61)%	10.55%	9.00%	5.50%	9.53%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	0.17%	N/A	N/A	N/A	12.10%
Related Composite (net)	(0.34)%	N/A	N/A	N/A	11.53%
S&P 500 Index	1.38%	N/A	N/A	N/A	12.44%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)
C000005742; C000005743; C000005740; C000005741
HLA Separate Account 3 (File No. 811-08580)
C000006007; C000006008; C000006006; C000006005

Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)

C000061166
HLA Separate Account 7 (File No. 811-09295)
C000061192

HPRM I	HLA Separate Account 7 (File No. 811-09295)
C000037969

Substitution No. 2.	Franklin Rising Dividends VIP Fund (Class 2; Class 4) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin Rising Dividends VIP Fund (Class 2; Class 4)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Franklin Advisory Services, LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of financially sound companies that have paid consistently rising dividends.

•                  The Fund invests predominantly in equity securities, mostly common stocks.

•                  Companies that have paid consistently rising dividends include those companies that currently pay dividends on their common stocks and have maintained or increased their dividend rate during the last four consecutive years.

•                  Under normal market conditions, the Fund invests at least 65% of its net assets in securities of companies that have:

•                  consistently increased dividends in at least 8 out of the last 10 years and have not decreased dividends during that time;

•                  increased dividends substantially (at least 100%) over the last 10 years;

•                  reinvested earnings, paying out less than 65% of current earnings in dividends;

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of large capitalization companies. The Fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2015, the market capitalization of companies included in these indices ranged from approximately $60 million to $600 billion.

•                  The Fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar denominated securities, and may trade securities actively.

•                  The Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”) primarily uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those

•                  either long-term debt that is no more than 50% of total capitalization or senior debt that has been rated investment grade by at least one of the major bond rating organizations; and

•                  attractive prices, either: (1) in the lower half of the stock’s price/earnings ratio range for the past 10 years; or (2) less than price/earnings ratio of the Standard & Poor’s 500 Stock Index.

•                  The Fund typically invests the rest of its assets in equity securities of companies that pay dividends but do not meet all of these criteria.

•                  The Fund may invest in companies of any size, across the entire market spectrum. Although the investment manager searches for investments that it believes to meet the criteria across all sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular sectors.

•                  The investment manager is a research driven, fundamental investor. As a “bottom-up” investor focusing primarily on individual securities, the investment manager looks for companies that it believes meet the criteria above and are fundamentally sound and attempts to acquire them at attractive prices. In following these criteria, the Fund does not necessarily focus on companies whose securities pay a high dividend rate but rather on companies that consistently increase their dividends.

•                  The Fund may invest up to 25% of total assets in foreign securities.

factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector based on the investment manager’s research and judgment. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and reviews the portfolio to make sure it is actively positioned on the desired key fundamental characteristics for each industry. The investment manager may choose not to invest in a stock identified by the model based on qualitative factors that the investment manager believes were not effectively captured by the model.

Principal Risks	Principal Risks

• Market • Dividend-Oriented companies • Smaller and Midsize Companies • Focus • Foreign Securities • Management	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Management • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term capital appreciation (although the Existing Portfolio also considers preservation of capital).  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  The Existing Portfolio may invest in the equity securities of companies of any size under its principal investment strategies, while the Replacement Portfolio focuses on the equity securities of large-capitalization companies.  In addition, the Existing Portfolio and the Replacement Portfolio may each invest a substantial percentage of its total assets (up to 25% and 20%, respectively) in foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Even though only the Existing Portfolio’s investment strategies seek to invest in companies with increasing dividends, the equity securities in which the Replacement Portfolios invests will likely also pay dividends.  Indeed, as of December 31, 2015, the Existing Portfolio had a dividend yield of 2.41%, whereas the securities comprising the Russell 1000 Index had a dividend yield of 2.04%, and the Replacement Portfolio primarily selects securities with characteristics similar to the companies included in the Russell 1000 Index.  In addition, only the Replacement Portfolio focuses on companies of a particular market capitalization range—specifically, large-capitalization companies.  This difference is mitigated by the fact that the Existing Portfolio maintains the flexibility to invest in companies of any size under its principal investment strategies.  Furthermore, the Replacement Portfolio has the flexibility to invest a portion of its assets not committed to large-capitalization companies in companies of any size, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 68.59% of its assets in companies classified as “giant” (34.41%) or “large” (34.18%).(23)  Additionally, according to Morningstar, as of December 31, 2015, the average market capitalization of the companies in which the Existing Portfolio invested was $31.74 billion, which is well within the collective capitalization range of the Russell 1000 Index and the S&P 500 Index (approximately $60 million to $600 billion as of December 31, 2015), the market indices used by the Replacement Portfolio to identify large-capitalization companies.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

(23)  See supra note 21.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.47 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $565.32 million of the net assets of the Existing Portfolio’s Class 2 shares, $9.93 million of the net assets of the Existing Portfolio’s Class 4 shares, and $575.25 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Franklin Rising Dividends VIP Fund		HIMCO VIT Large Cap Core Fund
Share Class	Class 2	Class 4	Class IB
Management Fee	0.61%	0.61%	0.27%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.35%	0.20%
Other Expenses	0.02%	0.02%	0.04%
Total Annual Operating Expenses	0.88%	0.98%	0.51%
Fee Waiver / Expense Reimbursement	N/A	N/A	(0.02)%(24)
Net Annual Operating Expenses	0.88%	0.98%	0.49%
Management Fee Breakpoint Schedule	0.75% up to $500m 0.625% over $500m up to $1b 0.50% over $1b		0.40% of the first $100m 0.35% of the next $150m 0.30% of the next $250m 0.27% of the next $500m 0.25% of the next $4b 0.24% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.35%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Franklin Rising Dividends VIP Fund — Class 2 (Inception: 1/6/1999)
Class 2	(3.65)%	10.75%	10.02%	6.61%	8.81%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	9.08%
Existing Portfolio — Franklin Rising Dividends VIP Fund — Class 4 (Inception: 2/29/2008)(25)
Class 4	(3.75)%	10.65%	9.90%	6.59%	8.71%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	9.08%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	0.17%	N/A	N/A	N/A	12.10%
Related Composite (net)	(0.34)%	N/A	N/A	N/A	11.53%
S&P 500 Index	1.38%	N/A	N/A	N/A	12.44%

(24)  See supra note 22.

(25)  Historical performance for Class 4 shares prior to their inception in 2008 is based on the performance of Class 1 shares, which do not assess a rule 12b-1 plan fee.

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 3.	Invesco V.I. Core Equity Fund (Series I; Series II) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Core Equity Fund (Series I; Series II)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

• The portfolio management team seeks to construct a portfolio of issuers that have high or improving return on invested capital (ROIC), quality	• Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common management, a strong competitive position and which are trading at attractive valuations.

•                  The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and in derivatives and other instruments that have economic characteristics similar to such securities.

•                  The principal type of equity securities in which the Fund invests is common stock.

•                  The Fund may invest in the securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

•                  The Fund may invest up to 25% of its net assets in foreign securities.

•                  The Fund may also invest up to 20% of its net assets in debt securities, including foreign government debt securities.

•                  The Fund employs a risk management strategy to help minimize loss of capital and reduce excessive volatility. Pursuant to this strategy, the Fund generally invests a substantial amount of its assets in cash and cash equivalents. As a result, the Fund may not achieve its investment objective.

•                  The Fund can invest in derivative instruments, including futures contracts and forward foreign currency contracts.

•                  The Fund can use futures contracts, including index futures, to gain exposure to the broad market by equitizing cash and as a hedge against downside risk.

•                  The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  In selecting securities for the Fund, the portfolio managers conduct fundamental research of issuers to gain a thorough understanding of their business prospects, appreciation potential and ROIC. The process they use to identify potential investments for the Fund includes three phases: financial analysis, business analysis and valuation analysis. Financial analysis evaluates an issuer’s capital allocation, and provides vital insight into historical and potential ROIC which is a key indicator of business quality and caliber of management. Business analysis allows the team to assess an stocks of large capitalization companies. The Fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2015, the market capitalization of companies included in these indices ranged from approximately $60 million to $600 billion.

•                  The Fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar denominated securities, and may trade securities actively.

•                  The Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”) primarily uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector based on the investment manager’s research and judgment. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and reviews the portfolio to make sure it is actively positioned on the desired key fundamental characteristics for each industry. The investment manager may choose not to invest in a stock identified by the model based on qualitative factors that the investment manager believes were not effectively captured by the model.

issuer’s competitive positioning by identifying key drivers of the issuer, understanding industry challenges and evaluating the sustainability of competitive advantages. Both the financial and business analyses serve as a basis to construct valuation models that help estimate an issuer’s value. The portfolio managers use three primary valuation techniques: discounted cash flow, traditional valuation multiples and net asset value. At the conclusion of their research process, the portfolio managers will generally invest in an issuer when they have determined it potentially has high or improving ROIC, quality management with a long-term perspective, a strong competitive position and is trading at an attractive valuation.

•                  The portfolio managers consider selling a security when it exceeds the target price, has not shown a demonstrable improvement in fundamentals or a more compelling investment opportunity exists.

Principal Risks	Principal Risks

• Cash/Cash Equivalents • Debt Securities • Derivatives • Foreign Government Debt • Foreign Securities • Management • Market • Small- and Mid-Capitalization Companies	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Management • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in common stocks.  Each Portfolio focuses on the common stocks of large-capitalization companies (although the Existing Portfolio maintains the flexibility to invest in companies of any size under its principal investment strategies).  In addition, the Existing Portfolio and the Replacement Portfolio may each invest a substantial percentage of its assets (up to 25% of net assets and 20% of total assets, respectively) in foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio may invest in debt securities under its principal investment strategies.  This difference is mitigated by the fact that each Portfolio primarily invests in equity securities, namely the equity securities of large-capitalization companies.  The Section 26 Applicants further note that the Existing Portfolio invests little, if any, of its assets in debt securities.  According to

Morningstar, as of December 31, 2015, the Existing Portfolio invested 0.00% of its assets in bonds.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.10 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $147.16 million of the net assets of the Existing Portfolio’s Series I shares, $8.76 million of the net assets of Existing Portfolio’s Series II shares, and $155.92 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Invesco V.I. Core Equity Fund		HIMCO VIT Large Cap Core Fund
Share Class	Series I	Series II	Class IB
Management Fee	0.61%	0.61%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.29%	0.29%	0.04%
Acquired Fund Fees and Expenses	0.01%	0.01%	N/A
Total Annual Operating Expenses	0.91%	1.16%	0.51%
Fee Waiver / Expense Reimbursement	(0.01)%(26)	(0.01)%(27)	(0.02)%(28)
Net Annual Operating Expenses	0.90%	1.15%	0.49%
Management Fee Breakpoint Schedule	0.65% of the first $250m 0.60% of the excess over $250m		0.40% of the first $100m 0.35% of the next $150m

(26)  Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses.  Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017.  The fee waiver agreement cannot be terminated during its term.

(27)  See supra note 26.

(28)  See supra note 22.

0.30% of the next $250m 0.27% of the next $500m 0.25% of the next $4b 0.24% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Invesco V.I. Core Equity Fund — Series I (Inception: 5/2/1994)
Series I	(5.77)%	9.62%	8.43%	6.39%	7.82%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	9.30%
Russell 1000 Index	0.92%	15.01%	12.44%	7.40%	9.41%
Lipper VUF Large-Cap Core Funds Index	0.53%	14.22%	10.95%	6.51%	N/A
Existing Portfolio — Invesco V.I. Core Equity Fund — Series II (Inception: 10/24/2001)
Series II	(6.00)%	9.34%	8.17%	6.12%	7.55%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	9.30%
Russell 1000 Index	0.92%	15.01%	12.44%	7.40%	9.41%
Lipper VUF Large-Cap Core Funds Index	0.53%	14.22%	10.95%	6.51%	N/A
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	0.17%	N/A	N/A	N/A	12.10%
Related Composite (net)	(0.34)%	N/A	N/A	N/A	11.53%
S&P 500 Index	1.38%	N/A	N/A	N/A	12.44%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455 C000059456; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059377; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276;

C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 4.	Lord Abbett Calibrated Dividend Growth Portfolio (Class VC) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Lord Abbett Calibrated Dividend Growth Portfolio (Class VC)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Lord, Abbett & Co. LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

The Fund’s investment objective is to seek current income and capital appreciation.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The Fund invests primarily in equity securities of companies in the S&P 900 Index.

•                  The Fund focuses on large companies that have potential for long-term total return resulting from their earnings growth and willingness to consistently increase their dividends over time.

•                  The Fund’s portfolio management team uses fundamental research and quantitative analysis to select the Fund’s investments, while seeking to maintain an investment portfolio with industry, sector, and capitalization weightings and other portfolio characteristics that generally are similar to those of the S&P 900 10-Year Dividend Growth Index (the “Dividend Growth Index”). The Dividend Growth Index is the exclusive property of Standard & Poor’s Financial Services LLC

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of large capitalization companies. The Fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2015, the market capitalization of companies included in these indices ranged from approximately $60 million to $600 billion.

•                  The Fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar denominated securities, and may trade securities actively.

•                  The Fund’s investment manager, Hartford

(“S&P”). Under a contract with Lord, Abbett & Co. LLC, S&P administers, maintains, and calculates the Dividend Growth Index. S&P and its affiliates will have no liability for any errors or omissions in calculating the Dividend Growth Index.

•                  The Fund focuses on U.S. large companies that consistently have grown their dividends over time, which represent a relatively narrow market segment compared to the broader U.S. equity markets.

•                  The Fund may invest to a lesser extent in foreign (including emerging market) companies.

•                  Securities of foreign companies may be traded on U.S. or non-U.S. securities exchanges and may be denominated in the U.S. dollar or other currencies.

•                  The Fund’s principal investments include the following types of securities and other financial instruments:

•                  Equity securities of large and mid-sized companies. The Fund may invest in any security that represents equity ownership in a company. Equity securities usually include common stocks, preferred stocks, equity interests in trusts (including real estate investment trusts (“REITs”) and privately offered trusts), partnerships, joint ventures, limited liability companies and vehicles with similar legal structures, and other instruments with similar characteristics. The Fund considers equity securities to include rights offerings and investments that convert into the equity securities described above.

•                  Dividend paying securities issued by companies that pay out a portion of their profits to shareholders instead of reinvesting all their profits in their businesses. Although issuers of dividend paying securities may include fast growing companies, they more commonly are “value” companies whose securities the portfolio team believes have the potential for investment return because they are underpriced or undervalued according to certain financial measurements of intrinsic worth or business prospects.

•                  The Fund generally will sell a security when the Fund believes the security is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons.

Investment Management Company (“Hartford Investment Management”) primarily uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector based on the investment manager’s research and judgment. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and reviews the portfolio to make sure it is actively positioned on the desired key fundamental characteristics for each industry. The investment manager may choose not to invest in a stock identified by the model based on qualitative factors that the investment manager believes were not effectively captured by the model.

The Fund seeks to remain fully invested in accordance with its investment objective. The Fund may, however, deviate entirely from the investment strategy described above for temporary defensive purposes. The Fund may miss certain investment opportunities if defensive strategies are used and thus may not achieve its investment objective.

Principal Risks	Principal Risks

• Investment Strategy • Market • Equity Securities • Industry and Sector • Dividend • Large Company • Mid-Sized Company • Value Investing • Foreign and Emerging Market Company • Liquidity/Redemption	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Management • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on investments in large-capitalization companies.  In addition, each Portfolio may invest in foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income by investing in companies with increasing dividends, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2015, the Existing Portfolio had a dividend yield of 2.65%, whereas the securities comprising the Russell 1000 Index had a dividend yield of 2.04%, and the Replacement Portfolio primarily selects securities with characteristics similar to the companies included in the Russell 1000 Index.  Also, only the Existing Portfolio invests in medium-capitalization companies under its principal investment strategies.  This difference is mitigated by the fact that each Portfolio focuses on investments in large-capitalization companies, and the Replacement Portfolio has the flexibility to invest a portion of its assets that are not committed to large-capitalization companies in companies of any other size, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 84.14% of its assets in companies classified as “giant” (41.71%) or “large” (42.43%).(29)  In addition, according to Morningstar, as of December 31, 2015, the average market capitalization of the companies in which the Existing Portfolio invested was $50.18 billion, which is well within the collective capitalization range of the Russell 1000 Index and the S&P 500 Index (approximately $60 million to $600 billion as of December 31, 2015), the market indices used by the Replacement Portfolio to identify large-capitalization companies.  Otherwise, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $105.01 million.  As of December 31, 2015, the proposed Substitution will involve approximately $33.68 million of the net assets of the Existing Portfolio’s VC Shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Lord Abbett Calibrated Dividend Growth Portfolio	HIMCO VIT Large Cap Core Fund
Share Class	VC Shares	Class IB
Management Fee	0.75%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.53%	0.04%
Total Annual Operating Expenses	1.28%	0.51%
Fee Waiver / Expense Reimbursement	(0.43)%(30)	(0.02)%(31)
Net Annual Operating Expenses	0.85%	0.49%
Management Fee Breakpoint Schedule	0.75% on the first $1b 0.70% on the next $1b 0.65% over $2b	0.40% of the first $100m 0.35% of the next $150m 0.30% of the next $250m 0.27% of the next $500m

(29)  See supra note 21.

(30)  For the period from May 1, 2016 through April 30, 2017, Lord, Abbett & Co. LLC has contractually agreed to waive its fees and reimburse expenses to the extent necessary to limit total annual operating expenses, excluding any acquired fund fees and expenses, to an annual rate of 0.85%.  This agreement may be terminated only by the approval of the Fund’s Board of Directors.

(31)  See supra note 22.

0.25% of the next $4b 0.24% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Lord Abbett Calibrated Dividend Growth Portfolio — Class VC (Inception: 4/30/2003)
Class VC	(2.13)%	11.77%	9.49%	6.87%	8.76%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	8.74%
S&P 900 10-Year Dividend Growth Index	(1.52)%	N/A	11.95%	6.68%	N/A
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	0.17%	N/A	N/A	N/A	12.10%
Related Composite (net)	(0.34)%	N/A	N/A	N/A	11.53%
S&P 500 Index	1.38%	N/A	N/A	N/A	12.44%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

Substitution No. 5.	Lord Abbett Fundamental Equity Portfolio (Class VC) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Lord Abbett Fundamental Equity Portfolio (Class VC)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Lord, Abbett & Co. LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital and income without excessive fluctuations in market value.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  To pursue its objective, the Fund invests principally in equity securities of U.S. and multinational companies that the Fund believes are undervalued in all market capitalization ranges.

•                  Under normal conditions, will invest at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities.

•                  The Fund normally will invest at least 50% of its net assets in equity securities of large, established companies having a market capitalization within the range of companies included in the Russell 1000 Index.

•                  Although the Fund generally emphasizes equity securities of large companies, the Fund also may invest in equity securities of mid-sized and small companies.

•                  The Fund may invest in U.S. and foreign (including emerging market) companies. Foreign companies may be traded on U.S. or non-U.S. securities exchanges, may be denominated in the U.S. dollar or other currencies, and may include American Depositary Receipts (“ADRs”).

•                  The fund’s principal investments include the following types of securities and other financial instruments:

•                  Equity securities of large, mid-sized, and small companies. The Fund may invest in any security that represents equity ownership in a company. Equity securities usually include common stocks, preferred stocks, equity interests in trusts (including real estate investment trusts (“REITs”) and privately offered trusts), partnerships, joint ventures, limited liability companies, vehicles with similar legal structures, and other instruments with similar characteristics. The Fund considers equity securities to include rights

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of large capitalization companies. The Fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index  and the S&P 500 Index. As of December 31, 2015, the market capitalization of companies included in these indices ranged from approximately $60 million to $600 billion.

•                  The Fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar denominated securities, and may trade securities actively.

•                  The Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”) primarily uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector based on the investment manager’s research and judgment. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and reviews the portfolio to make sure it is actively positioned on the desired key fundamental characteristics for each industry. The investment manager may choose not to invest in a stock identified by the model based on qualitative factors that the investment manager believes were not offerings and investments that convert into the equity securities described above.

•                  Value companies of any size that the Fund’s portfolio management team believes to be undervalued according to certain financial measurements of intrinsic worth or business prospects and to have the potential for capital appreciation.

•                  The Fund attempts to invest in companies the portfolio manager believes have been undervalued by the market and whose securities are selling at reasonable prices in relation to an assessment of their potential or intrinsic value. The Fund seeks to identify companies that have the strongest fundamentals relative to valuations and looks for positive factors in a company’s fundamental outlook that the Fund believes are likely to improve the value of the company’s stock price.

•                  The Fund generally will sell a security when the Fund believes the security is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons. The Fund seeks to remain fully invested in accordance with its investment objective. The Fund may, however, deviate entirely from the investment strategy described above for temporary defensive purposes. The Fund may miss certain investment opportunities if defensive strategies are used and thus may not achieve its investment objective.

effectively captured by the model.

Principal Risks	Principal Risks

•                  Portfolio Management

•                  Market

•                  Equity Securities

•                  Industry and Sector

•                  Large Company

•                  Mid-Sized and Small Company

•                  Value Investing

•                  Foreign and Emerging Market Company

•                  Liquidity/Redemption

•                  High Portfolio Turnover

• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Management • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  Each Portfolio focuses on the equity securities of large-capitalization companies (although the Existing Portfolio may invest up to 50% of its net assets in medium- and small-capitalization companies).  In addition, each Portfolio may invest in foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income.  Nevertheless, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Also, the Existing Portfolio may invest in medium- and small-capitalization companies under its principal investment strategies, while the Replacement generally invests only in large-capitalization companies.  However, the Replacement Portfolio has the flexibility to invest a portion of its assets that are not committed to large-capitalization companies in companies of any other size, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 79.80% of its assets in companies classified as “giant” (46.13%) or “large” (33.67%).(32)  In addition, according to Morningstar, as of December 31, 2015, the average market capitalization of the companies in which the Existing Portfolio invested was $60.13 billion, which is well within the collective capitalization range of the Russell 1000 Index and the S&P 500 Index (approximately $60 million to $600 billion as of December 31, 2015), the market indices used by the Replacement Portfolio to identify large-capitalization companies.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies (including investments in value stocks) are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $261.01 million.  As of December 31, 2015, the proposed Substitution will involve approximately $55.57 million of the net assets of the Existing Portfolio’s VC Shares and of the Existing Portfolio’s total net assets.

(32)  See supra note 21.

	Existing Portfolio	Replacement Portfolio
	Lord Abbett Fundamental Equity Portfolio	HIMCO VIT Large Cap Core Fund
Share Class	VC Shares	Class IB
Management Fee	0.75%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.46%	0.04%
Total Annual Operating Expenses	1.21%	0.51%
Fee Waiver / Expense Reimbursement	(0.06)%(33)	(0.02)%(34)
Net Annual Operating Expenses	1.15%	0.49%
Management Fee Breakpoint Schedule	0.75% on the first $1b 0.70% on the next $1b 0.65% over $2b	0.40% of the first $100m 0.35% of the next $150m 0.30% of the next $250m 0.27% of the next $500m 0.25% of the next $4b 0.24% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Lord Abbett Fundamental Equity Portfolio — Class VC (Inception: 4/30/2003)
Class VC Shares	(3.44)%	11.99%	8.21%	6.86%	9.02%
Russell 1000 Value Index	(3.83)%	13.08%	11.27%	6.16%	8.61%
Russell 3000 Index	0.48%	14.74%	12.18%	7.35%	9.11%
Russell 3000 Value Index	(4.13)%	12.76%	10.98%	6.11%	8.66%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	8.74%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	0.17%	N/A	N/A	N/A	12.10%
Related Composite (net)	(0.34)%	N/A	N/A	N/A	11.53%
S&P 500 Index	1.38%	N/A	N/A	N/A	12.44%

(33)  For the period from May 1, 2016 through April 30, 2017, Lord, Abbett & Co. LLC has contractually agreed to waive its fees and reimburse expenses to the extent necessary to limit total annual operating expenses, excluding any acquired fund fees and expenses, to an annual rate of 1.15%.  This agreement may be terminated only by the approval of the Fund’s Board of Directors.

(34)  See supra note 22.

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 6.	Lord Abbett Growth & Income Portfolio (Class VC) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Lord Abbett Growth & Income Portfolio (Class VC)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Lord, Abbett & Co. LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital and income without excessive fluctuations in market value.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  To pursue its objective, under normal conditions, the Fund will invest at least 80% of its net assets in equity securities of large companies.

•                  The Fund invests principally in large, established U.S. and multinational companies that the portfolio manager believes are undervalued by the market and are selling at reasonable prices in relation to our assessment of their potential or intrinsic value.

•                  The Fund may invest in U.S. and foreign (including emerging market) companies. Foreign companies may be traded on U.S. or non-U.S. securities

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of large capitalization companies. The Fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2015, the market capitalization of companies included in these indices ranged from approximately $60 million to $600 billion.

•                  The Fund may invest up to 20% of its total assets in

exchanges, may be denominated in the U.S. dollar or other currencies, and may include American Depositary Receipts (“ADRs”).

•                  The Fund’s principal investments include the following types of securities and other financial instruments:

•                  Equity securities of large companies. The Fund may invest in any security that represents equity ownership in a company. Currently, the Fund invests in equity securities consisting primarily of common stocks, preferred stocks, equity interests in trusts (including real estate investment trusts (“REITs”) and privately offered trusts), partnerships, joint ventures, limited liability companies and vehicles with similar legal structures, and other instruments with similar characteristics. The Fund considers equity securities to include rights offerings and investments that convert into the equity securities described above.

•                  Large companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 1000 Index.

•                  Value companies that the Fund’s portfolio management team believes to be undervalued according to certain financial measurements of intrinsic worth or business prospects and to have the potential for capital appreciation.

•                  The Fund generally will sell a security when the Fund believes the security is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons. The Fund seeks to remain fully invested in accordance with its investment objective. The Fund may, however, deviate entirely from the investment strategy described above for temporary defensive purposes. The Fund may miss certain investment opportunities if defensive strategies are used and thus may not achieve its investment objective.

securities of foreign issuers and non-dollar denominated securities, and may trade securities actively.

•                  The Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”) primarily uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector based on the investment manager’s research and judgment. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and reviews the portfolio to make sure it is actively positioned on the desired key fundamental characteristics for each industry. The investment manager may choose not to invest in a stock identified by the model based on qualitative factors that the investment manager believes were not effectively captured by the model.

Principal Risks	Principal Risks

• Portfolio Management • Market • Equity Securities • Industry and Sector	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation

• Large Company • Value Investing • Foreign and Emerging Market Company	• Investment Strategy • Management • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing at least 80% of its net assets in equity securities of large-capitalization companies.  In addition, each Portfolio may invest in foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio’s investment objective specifically seeks to provide shareholders with current income.  However, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies (including investments in value stocks) are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $724.30 million.  As of December 31, 2015, the proposed Substitution will involve approximately $154.22 million of the net assets of the Existing Portfolio’s VC Shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Lord Abbett Growth & Income Portfolio	HIMCO VIT Large Cap Core Fund
Share Class	Class VC	Class IB
Management Fee	0.50%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.44%	0.04%
Total Annual Operating Expenses	0.94%	0.51%
Fee Waiver / Expense Reimbursement	N/A	(0.02)%(35)
Net Annual Operating Expenses	0.94%	0.49%
Management Fee Breakpoint Schedule	0.50% on the first $1b 0.45% over $1b	0.40% of the first $100m 0.35% of the next $150m 0.30% of the next $250m 0.27% of the next $500m 0.25% of the next $4b 0.24% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Lord Abbett Growth & Income Portfolio — Class VC (Inception: 12/11/1989)
Class VC Shares	(2.86)%	12.42%	8.39%	4.88%	9.14%
Russell 1000 Value Index	(3.83)%	13.08%	11.27%	6.16%	9.61%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	9.33%
S&P 500 Index Value Index	(3.13)%	12.83%	10.96%	5.80%	N/A
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	0.17%	N/A	N/A	N/A	12.10%
Related Composite (net)	(0.34)%	N/A	N/A	N/A	11.53%
S&P 500 Index	1.38%	N/A	N/A	N/A	12.44%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360; C000037958

HLA Separate Account 3 (File No. 811-08580)

(35)  See supra note 22.

C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003; C000037959

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 7.	MFS Investors Trust Series (Initial Class; Service Class) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS Investors Trust Series (Initial Class; Service Class)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

•                  In selecting investments for the fund, MFS is not constrained to any particular investment style. MFS may invest the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of large capitalization companies. The Fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2015, the market capitalization of companies included in these indices ranged from approximately $60 million to $600 billion.

•                  The Fund may invest up to 20% of its total assets in

companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

•                  While MFS may invest the fund’s assets in companies of any size, MFS primarily invests in companies with large capitalizations.

•                  MFS may invest the fund’s assets in foreign securities.

•                  MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

securities of foreign issuers and non-dollar denominated securities, and may trade securities actively.

•                  The Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”) primarily uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector based on the investment manager’s research and judgment. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and reviews the portfolio to make sure it is actively positioned on the desired key fundamental characteristics for each industry. The investment manager may choose not to invest in a stock identified by the model based on qualitative factors that the investment manager believes were not effectively captured by the model.

Principal Risks	Principal Risks

• Stock Market/Company • Foreign • Liquidity • Investment Selection	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Management • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio primarily invests in large-capitalization companies (although the Existing Portfolio maintains the flexibility to invest in companies of any size under its principal investment strategies).  In addition, each Portfolio may invest in foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio maintains the flexibility to invest in companies of any size under its principal investment strategies.  However, the Replacement Portfolio has the flexibility to invest a portion of its assets that are not committed to large-capitalization companies in companies of any other size, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 85.86% of its assets in companies classified as “giant” (40.65%) or “large” (45.21%).(36)  In addition, according to Morningstar, as of December 31, 2015, the average market capitalization of the companies in which the Existing Portfolio invested was $57.10 billion, which is well within the collective capitalization range of the Russell 1000 Index and the S&P 500 Index (approximately $60 million to $600 billion as of December 31, 2015), the market indices used by the Replacement Portfolio to identify large-capitalization companies.  Otherwise, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies (including investments in growth and value stocks) are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $486.32 million.  As of December 31, 2015, the proposed Substitution will involve approximately $196.20 million of the net assets of the Existing Portfolio’s Initial Class shares, $3.02 million of the net assets of the Existing Portfolio’s Service Class shares, and $199.22 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	MFS Investors Trust Series		HIMCO VIT Large Cap Core Fund
Share Class	Initial Class	Service Class	Class IB
Management Fee	0.75%	0.75%	0.27%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.07%	0.07%	0.04%

(36)  See supra note 21.

Total Annual Operating Expenses	0.82%	1.07%	0.51%
Fee Waiver / Expense Reimbursement	N/A	N/A	(0.02)%(37)
Net Annual Operating Expenses	0.82%	1.07%	0.49%
Management Fee Breakpoint Schedule	0.75% of the first $1b 0.65% of the next $1.5b 0.60% over $2.5b		0.40% of the first $100m 0.35% of the next $150m 0.30% of the next $250m 0.27% of the next $500m 0.25% of the next $4b 0.24% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — MFS Investors Trust Series — Initial Class (Inception: 10/9/1995)
Initial Class	0.22%	13.68%	11.36%	7.25%	7.58%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	8.46%
Existing Portfolio — MFS Investors Trust Series — Service Class (Inception: 5/1/2000)
Service Class	(0.05)%	13.39%	11.07%	6.98%	7.31%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	8.46%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	0.17%	N/A	N/A	N/A	12.10%
Related Composite (net)	(0.34)%	N/A	N/A	N/A	11.53%
S&P 500 Index	1.38%	N/A	N/A	N/A	12.44%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)
C000005742; C000005743; C000005740; C000005741
HLA Separate Account 3 (File No. 811-08580)
C000006007; C000006008; C000006006; C000006005

Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

(37)  See supra note 22.

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059 (C-Shares)
HLA Separate Account 7 (File No. 811-09295)
C000093061 (C-Shares)

Substitution No. 8.	Oppenheimer Main Street Fund/VA (Service Shares) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Oppenheimer Main Street Fund/VA (Service Shares)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

OFI Global Asset Management, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

OppenheimerFunds, Inc.	None

Investment Objective	Investment Objective

The Fund seeks capital appreciation.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The Fund mainly invests in common stocks of U.S. companies of different capitalization ranges. The Fund currently focuses on “larger capitalization” issuers, which are considered to be companies with market capitalizations equal to the companies in the Russell 1000 Index.

•                  The portfolio managers use fundamental research and quantitative models to select securities for the Fund’s portfolio, which is comprised of both growth

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of large capitalization companies. The Fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2015, the market capitalization of companies included in these indices and value stocks.

•                  While the process may change over time or vary in particular cases, in general the selection process currently uses:

•                  a fundamental approach in analyzing issuers on factors such as a company’s financial performance and prospects, industry position, and business model and management strength. Industry outlook, market trends and general economic conditions may also be considered.

•                  quantitative models to rank securities within each sector to identify potential buy and sell candidates for further fundamental analysis. A number of company-specific factors are analyzed in constructing the models, including valuation, fundamentals and momentum.

•                  The portfolio is constructed and regularly monitored based upon several analytical tools, including quantitative investment models. The Fund aims to maintain a broadly diversified portfolio across major economic sectors by applying investment parameters for both sector and position size. The portfolio managers use the following sell criteria: the stock price is approaching its target, deterioration in the company’s competitive position, poor execution by the company’s management, or identification of more attractive alternative investment ideas.

ranged from approximately $60 million to $600 billion.

•                  The Fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar denominated securities, and may trade securities actively.

•                  The Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”) primarily uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector based on the investment manager’s research and judgment. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe and reviews the portfolio to make sure it is actively positioned on the desired key fundamental characteristics for each industry. The investment manager may choose not to invest in a stock identified by the model based on qualitative factors that the investment manager believes were not effectively captured by the model.

Principal Risks	Principal Risks

• Investing in Stocks • Industry and Sector Focus • Small- and Mid-Cap Companies	• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Management • Large-Cap Stock • Market

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities.  Each Portfolio focuses on the equity securities of large-capitalization companies (although the Existing Portfolio maintains the flexibility to invest in companies of any size under its principal investment strategies).

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio maintains the flexibility to invest in companies of any size under its principal investment strategies.  However, the Replacement Portfolio has the flexibility to invest a portion of its assets that are not committed to large-capitalization companies in companies of any other size, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 86.49% of its assets in companies classified as “giant” (51.03%) or “large” (35.46%).(38)  In addition, according to Morningstar, as of December 31, 2015, the average market capitalization of the companies in which the Existing Portfolio invested was $68.39 billion, which is well within the collective capitalization range of the Russell 1000 Index and the S&P 500 Index (approximately $60 million to $600 billion as of December 31, 2015), the market indices used by the Replacement Portfolio to identify large-capitalization companies.  Otherwise, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.23 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $16.19 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Oppenheimer Main Street Fund/VA	HIMCO VIT Large Cap Core Fund
Share Class	Service Shares	Class IB
Management Fee	0.66%	0.27%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.12%	0.04%
Total Annual Operating Expenses	1.03%	0.51%

(38)  See supra note 21.

Fee Waiver / Expense Reimbursement	N/A	(0.02)%(39)
Net Annual Operating Expenses	1.03%	0.49%
Management Fee Breakpoint Schedule	0.75% of the first $200m 0.72% of the next $200m 0.69% of the next $200m 0.66% of the next $200m 0.60% of the next $200m 0.58% of the next $4b 0.56% over $5b	0.40% of the first $100m 0.35% of the next $150m 0.30% of the next $250m 0.27% of the next $500m 0.25% of the next $4b 0.24% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Oppenheimer Main Street Fund/VA — Service Shares (Inception: 7/13/2000)
Service Shares	3.11%	14.37%	11.70%	6.58%	8.24%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	8.67%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	0.17%	N/A	N/A	N/A	12.10%
Related Composite (net)	(0.34)%	N/A	N/A	N/A	11.53%
S&P 500 Index	1.38%	N/A	N/A	N/A	12.44%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360; C000037958

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003; C000037959

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

(39)  See supra note 22.

Substitution No. 9.	Pioneer Fund VCT Portfolio (Class II) replaced by HIMCO VIT Large Cap Core Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Pioneer Fund VCT Portfolio (Class II)	HIMCO VIT Large Cap Core Fund (Class IB)

Investment Adviser	Investment Adviser

Pioneer Investment Management, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

Reasonable income and capital growth	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The portfolio invests in a broad group of carefully selected securities that the portfolio’s adviser believes are reasonably priced, rather than in securities whose prices reflect a premium resulting from their current market popularity.

•                  The portfolio invests predominantly in equity securities. For purposes of the portfolio’s investment policies, equity securities include common stocks and other equity instruments, such as exchange-traded funds (ETFs) that invest primarily in equity securities, equity interests in real estate investment trusts (REITs), depositary receipts, warrants, rights and preferred stocks.

•                  The portfolio primarily invests in securities of U.S. issuers.

•                  The portfolio may invest up to 15% of its total assets in securities of non-U.S. issuers.

•                  The portfolio will not invest more than 5% of its total assets in the securities of emerging markets issuers.

•                  The portfolio may invest up to 15% of its net assets in REITs.

•                  The portfolio may invest in initial public offerings of equity securities.

•                  The portfolio may also invest in investment grade and below investment grade debt securities (known as “junk bonds”).

•                  The portfolio may, but is not required to, use derivatives. The portfolio may use derivatives, such

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of large capitalization companies. The Fund defines large capitalization companies as companies with market capitalizations within the collective range of the Russell 1000 Index and the S&P 500 Index. As of December 31, 2015, the market capitalization of companies included in these indices ranged from approximately $60 million to $600 billion.

•                  The Fund may invest up to 20% of its total assets in securities of foreign issuers and non-dollar denominated securities, and may trade securities actively.

•                  The Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”) primarily uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns. These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality. The fundamentals used may vary by industry sector based on the investment manager’s research and judgment. The investment manager frequently and consistently measures the characteristics of every stock in the eligible universe as stock index futures and options, for a variety of purposes, including in an attempt to hedge against adverse changes in the market price of securities, interest rates or currency exchange rates; as a substitute for purchasing or selling securities; to attempt to increase the portfolio’s return as a non-hedging strategy that may be considered speculative; to manage portfolio characteristics; and as a cash flow management technique. The portfolio may choose not to make use of derivatives for a variety of reasons, and any use may be limited by applicable law and regulations.

•                  The portfolio may also hold cash or other short-term investments.

•                  The portfolio’s investment adviser uses a value approach to select the portfolio’s investments to buy and sell. The adviser seeks securities selling at reasonable prices or substantial discounts to their underlying values and then holds these securities until the market values reflect their intrinsic values. The adviser evaluates a security’s potential value, including the attractiveness of its market valuation, based on the company’s assets and prospects for earnings growth. In making that assessment, the adviser employs fundamental research and an evaluation of the issuer based on its financial statements and operations.

•                  In selecting securities, the adviser considers a security’s potential to provide a reasonable amount of income. The adviser focuses on the quality and price of individual issuers.

and reviews the portfolio to make sure it is actively positioned on the desired key fundamental characteristics for each industry. The investment manager may choose not to invest in a stock identified by the model based on qualitative factors that the investment manager believes were not effectively captured by the model.

Principal Risks	Principal Risks

•                  Market

•                  Value Style

•                  Portfolio Selection

•                  Investments in Real Estate Related Securities

•                  Warrants and Rights

•                  Preferred Stocks

•                  Initial Public Offerings

•                  Investment in Other Funds

•                  Debt Securities

•                  Non-U.S. Investments

•                  Market Segment

•                  Derivatives

• Equity Securities • Active Trading • Foreign Investments • Growth Orientation • Investment Strategy • Management • Large-Cap Stock • Market

• Leveraging • Valuation • Liquidity • Expense

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes capital appreciation.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio invests in large-capitalization companies.  In addition, the Existing Portfolio and the Replacement Portfolio may each invest a significant percentage of its assets (up to 15% of net assets and 20% of total assets, respectively) in foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio’s investment objective specifically seeks to provide shareholders with reasonable income.  Nevertheless, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2015, the Existing Portfolio had a dividend yield of 1.95%, whereas the securities comprising the Russell 1000 Index had a dividend yield of 2.04%, and the Replacement Portfolio primarily selects securities with characteristics similar to the companies included in the Russell 1000 Index.  Also, only the Replacement Portfolio focuses on companies of a particular market capitalization range—specifically, large-capitalization companies.  However, the Replacement Portfolio has the flexibility to invest a portion of its assets not committed to large-capitalization companies in companies of any size, even though it is not described as a principal investment strategy.  This difference is further mitigated by the fact that the Existing Portfolio tends to invest in large capitalization companies.   According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 89.03% of its assets in companies classified as “giant” (46.13%) or “large” (42.90%).(40)  In addition, according to Morningstar, as of December 31, 2015, the average market capitalization of the companies in which the Existing Portfolio invested was $71.50 billion, which is well within the collective capitalization range of the Russell 1000 Index and the S&P 500 Index (approximately $60 million to $600 billion as of December 31, 2015), the market indices used by the Replacement Portfolio to identify large-capitalization companies.  Furthermore, the Existing Portfolio may invest in a larger spectrum of securities under its principal investment strategies than the Replacement Portfolio.  For instance, unlike the Replacement Portfolio, the Existing Portfolio may invest in debt securities (including “junk bonds”).  This difference is mitigated by the fact that the Existing Portfolio invests substantially all of its assets in stocks.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 99.74% of its assets in equities.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes and have similar geographic

(40)  See supra note 21.

focuses, and the Existing Portfolio’s investment strategies (including investments in value stocks) are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $143.24 million.  As of December 31, 2015, the proposed Substitution will involve approximately $130.84 thousand of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Pioneer Fund VCT Portfolio	HIMCO VIT Large Cap Core Fund
Share Class	Class II	Class IB
Management Fee	0.65%	0.27%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.11%	0.04%
Total Annual Operating Expenses	1.01%	0.51%
Fee Waiver / Expense Reimbursement	N/A	(0.02)%(41)
Net Annual Operating Expenses	1.01%	0.49%
Management Fee Breakpoint Schedule	N/A	0.40% of the first $100m 0.35% of the next $150m 0.30% of the next $250m 0.27% of the next $500m 0.25% of the next $4b 0.24% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

(41)  See supra note 22.

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Pioneer Fund VCT Portfolio — Class II (Inception: 5/1/2000)
Class II	(0.37)%	13.64%	9.02%	5.95%	5.98%
S&P 500 Index	1.38%	15.13%	12.57%	7.31%	6.48%
Replacement Portfolio — HIMCO VIT Large Cap Core Fund — Related Composite (Inception: 7/1/2013)
Related Composite (gross)	0.17%	N/A	N/A	N/A	12.10%
Related Composite (net)	(0.34)%	N/A	N/A	N/A	11.53%
S&P 500 Index	1.38%	N/A	N/A	N/A	12.44%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584) C000059350; C000059361; C000059359

Substitution No. 10.	AB VPS Value Portfolio (Class B) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

AB VPS Value Portfolio (Class B)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

AllianceBernstein L.P.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The Portfolio’s investment objective is long-term growth of capital.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The Portfolio invests primarily in a diversified portfolio of equity securities of U.S. companies with relatively large market capitalizations that the Adviser believes are undervalued.

•                  The Portfolio invests in companies that are determined by the Adviser to be undervalued using

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics the fundamental value approach of the Adviser. The fundamental value approach seeks to identify a universe of securities that are considered to be undervalued because they are attractively priced relative to their future earnings power and dividend-paying capability.

•                  In selecting securities for the Portfolio’s portfolio, the Adviser uses its fundamental and quantitative research to identify companies whose long-term earnings power and dividend-paying capability are not reflected in the current market price of their securities.

•                  The Adviser’s fundamental analysis depends heavily upon its internal research staff. The research staff of company and industry analysts covers a research universe that includes the majority of the capitalization of the Russell 1000 Value Index. The Adviser typically projects a company’s financial performance over a full economic cycle, including a trough and a peak, within the context of forecasts for real economic growth, inflation and interest rate changes. The research staff focuses on the valuation implied by the current price, relative to the earnings the company will be generating five years from now, or “normalized” earnings, assuming average mid-economic cycle growth for the fifth year.

•                  The Portfolio’s management team and other senior investment professionals work in close collaboration to weigh each investment opportunity identified by the research staff relative to the entire portfolio, and determine the timing and position size for purchases and sales. Analysts remain responsible for monitoring new developments that would affect the securities they cover.

•                  The team will generally sell a security when it no longer meets appropriate valuation criteria, although sales may be delayed when positive return trends are favorable.

•                  The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, to the companies included in the Russell 1000 Value Index,(42) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000 Index.

(42)  The Russell 1000 Value Index measures the performance of the large-capitalization value segment of the U.S. equity universe. It includes those Russell 1000 companies with lower price-to-book ratios and lower expected growth values.  The Russell 1000 Value Index is constructed to provide a comprehensive and unbiased barometer for the large-capitalization value segment.

futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

•                  The Portfolio may invest in securities of non-U.S. issuers.

•      The Portfolio may, at times, invest in shares of ETFs in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the type of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

Principal Risks	Principal Risks

• Market • Foreign (Non-U.S.) • Currency • Derivatives • Management	• Market • Derivatives • Management • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of large-capitalization companies, and each Portfolio focuses on investments in value stocks.  Furthermore, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, and the Replacement Portfolio primarily selects securities of companies with characteristics similar to the companies included in the Russell 1000 Value Index, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio may invest in foreign securities under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests only a small percentage of its assets in foreign stocks.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 2.91% of its assets in

non-U.S. stocks.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $86.44 million.  As of December 31, 2015, the proposed Substitution will involve approximately $54.58 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	AB VPS Value Portfolio	HIMCO VIT Large Cap Value Fund
Share Class	Class B	Class IB
Management Fee	0.55%	0.38%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.26%	0.05%
Total Annual Operating Expenses	1.06%	0.63%
Fee Waiver / Expense Reimbursement	N/A	(0.01)%(43)
Net Annual Operating Expenses	1.06%	0.62%
Management Fee Breakpoint Schedule	0.55 of 1% of the first $2.5b 0.45 of 1% over $2.5b up to $5b 0.40 of 1% over $5b	0.50% of the first $100m 0.45% of the next $150m 0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

(43)  Hartford Investment Management Company has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for the Class IB shares of the Fund at the annual rate of 0.62% of the Fund’s average daily net assets.  This contractual arrangement will remain in effect until April 30, 2018, and shall renew automatically for one-year terms unless the investment manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(44)
Existing Portfolio — AB VPS Value Portfolio — Class B (Inception: 5/1/2001)
Class B	8.00%	16.66%	11.64%	5.36%	5.42%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	6.63%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003; C000037959

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

Substitution No. 11.	American Century VP Value Fund (Class II) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Century VP Value Fund (Class II)	HIMCO VIT Large Cap Value Fund (Class IB)

(44)  Historical performance information for the AB VPS Value Portfolio and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

Investment Adviser	Investment Adviser

American Century Investment Management, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The fund seeks long-term capital growth. Income is a secondary objective.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  In selecting stocks for the fund, the portfolio managers look for companies of all sizes whose stock price may not reflect the company’s value. The managers attempt to purchase the stocks of these undervalued companies and hold each stock until the price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.

•                  The fund may invest a portion of its assets in foreign securities when these securities meet the portfolio managers’ standards of selection.

•                  The portfolio managers may sell stocks from the fund’s portfolio if they believe a stock no longer meets their valuation criteria, a stock’s risk parameters outweigh its return opportunity, more attractive alternatives are identified or specific events alter a stock’s prospects.

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(45) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000 Index.

Principal Risks	Principal Risks

• Multi-Cap Investing • Style • Foreign Securities • Market • Price Volatility • Redemption • Principal Loss	• Market • Derivatives • Management • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

(45)  See supra note 42.

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on investments in value stocks.  The Existing Portfolio invests in the equity securities of companies of any size, and the Replacement Portfolio generally invests in the equity securities of only large-capitalization companies.  Furthermore, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, and the Replacement Portfolio primarily selects securities of companies with characteristics similar to the companies included in the Russell 1000 Value Index, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2015, the Existing Portfolio had a dividend yield of 2.80%, whereas the securities comprising the Russell 1000 Value Index had a dividend yield of 2.59%, and the Replacement Portfolio primarily selects securities with characteristics similar to the companies included in the Russell 1000 Value Index.  In addition, only the Replacement Portfolio focuses on investments in companies of a particular market capitalization range—specifically, large-capitalization companies.  This difference is mitigated by the fact that the Existing Portfolio maintains the flexibility to invest in companies of any size under its principal investment strategies.  The Section 26 Applicants further note that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 73.40% of its assets in companies classified as “giant” (45.41%) or “large” (27.99%).(46)  Additionally, the Existing Portfolio may invest in foreign securities under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests only a small percentage of its assets in foreign stocks.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 4.36% of its assets in non-U.S. stocks.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants

(46)  See supra note 21.

believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $818.32 million.  As of December 31, 2015, the proposed Substitution will involve approximately $9.70 million of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Century VP Value Fund	HIMCO VIT Large Cap Value Fund
Share Class	Class II	Class IB
Management Fee	0.87%	0.38%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.00%	0.05%
Total Annual Operating Expenses	1.12%	0.63%
Fee Waiver / Expense Reimbursement	(0.18)%(47)	(0.01)%(48)
Net Annual Operating Expenses	0.94%	0.62%
Management Fee Breakpoint Schedule	0.90% of first $500m 0.85% of the next $500m 0.80% over $1b	0.50% of the first $100m 0.45% of the next $150m 0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(49)
Existing Portfolio — American Century VP Value Fund — Class II (Inception: 8/14/2001)
Class II	9.51%	16.35%	12.94%	7.65%	8.88%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	8.89%
S&P 500 Index	12.98%	16.73%	14.33%	8.32%	8.28%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

(47)  The advisor has agreed to waive 0.18 percentage points of the fund’s management fee.  The advisor expects this waiver to continue until April 30, 2017 and cannot terminate it prior to such date without the approval of the Board of Directors.

(48)  See supra note 43.

(49)  Historical performance information for the American Century VP Value Fund and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

Contracts Affected

Suite	Contracts Affected
HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059 (B-, I-, L-Shares); C000093060; C000093064; C000105760; C000105761; C0000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061 (B-, I-, L-Shares); C000093063; C000105764; C000103263

Substitution No. 12.	American Funds Blue Chip Income and Growth Fund (Class 2) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Funds Blue Chip Income and Growth Fund (Class 2)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Capital Research and Management Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The fund’s investment objectives are to produce income exceeding the average yield on U.S. stocks generally and to provide an opportunity for growth of principal consistent with sound common stock investing.

The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The fund invests primarily in dividend-paying common stocks of larger, more established companies domiciled in the United States with market capitalizations greater than $4.0 billion. The fund’s investment adviser considers these types of investments to be “blue chip” stocks. In seeking to produce a level of current income that exceeds the

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics average yield on U.S. stocks, the fund generally looks to the average yield on stocks of companies listed on the S&P 500 Index.

•                  The fund also ordinarily invests at least 90% of its equity assets in the stock of companies whose debt securities are rated at least investment grade by Nationally Recognized Statistical Rating Organizations designated by the fund’s investment adviser or unrated but determined to be of equivalent quality by the fund’s investment adviser.

•                  The fund may invest up to 10% of its assets in equity securities of larger companies domiciled outside the United States, so long as they are listed or traded in the United States.

•                  The fund invests, under normal market conditions, at least 90% of its assets in equity securities.

•                  The fund is designed for investors seeking both income and capital appreciation.

•                  The investment adviser uses a system of multiple portfolio managers in managing the fund’s assets. Under this approach, the portfolio of the fund is divided into segments managed by individual managers who decide how their respective segments will be invested.

•                  The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued securities that, in its opinion, represent good, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.

to the companies included in the Russell 1000 Value Index,(50) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000 Index.

Principal Risks	Principal Risks

• Market Conditions • Issuer • Investing in Income-Oriented Stocks • Investing in Growth-Oriented Stocks	• Market • Derivatives • Management • Convertible Securities

(50)  See supra note 42.

• Investing Outside the United States • Management	• Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of large-capitalization U.S. companies.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2015, the Existing Portfolio had a dividend yield of 3.10%, whereas the securities comprising the Russell 1000 Value Index had a dividend yield of 2.59%, and the Replacement Portfolio primarily selects securities with characteristics similar to the companies included in the Russell 1000 Value Index.  In addition, the Existing Portfolio may invest in foreign securities under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests only a small percentage of its assets in foreign stocks.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 8.56% of its assets in non-U.S. stocks.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Otherwise, the Portfolios generally invest in similar asset classes, including value stocks, and have similar geographic focuses, and the Existing Portfolio’s investments are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $6.90 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $485.24 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Funds Blue Chip Income and Growth Fund	HIMCO VIT Large Cap Value Fund
Share Class	Class 2	Class IB
Management Fee	0.40%	0.38%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.01%	0.05%
Total Annual Operating Expenses	0.66%	0.63%
Fee Waiver / Expense Reimbursement	N/A	(0.01)%(51)
Net Annual Operating Expenses	0.66%	0.62%
Management Fee Breakpoint Schedule

0.500% in excess of $0 up to $600m

0.450% in excess of $600m up to $1.5b

0.400% in excess of $1.5b up to $2.5b

0.380% in excess of $2.5b up to $4.0b

0.370% in excess of $4b up to $6.5b

0.360% in excess of $6.5b

		0.50% of the first $100m 0.45% of the next $150m 0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(52)
Existing Portfolio — American Funds Blue Chip Income and Growth Fund — Class 2 (Inception: 7/5/2001)
Class 2	13.37%	17.19%	13.28%	8.05%	5.75%
S&P 500 Index	12.98%	16.73%	14.33%	8.32%	6.04%
Lipper Growth & Income Funds Index	9.61%	14.01%	11.46%	6.99%	5.62%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438

(51)  See supra note 43.

(52)  Historical performance information for the American Funds Blue Chip Income and Growth Fund and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166
HLA Separate Account 7 (File No. 811-09295)
C000061192

HPRM I	HLA Separate Account 7 (File No. 811-09295)
C000037969
HLA Separate Account 7 (File No. 811-09295)
C000103263

Substitution No. 13.	Fidelity VIP Equity-Income Portfolio (Service Class 2) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Equity-Income Portfolio (Service Class 2)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Fidelity Management & Research Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

FMR Co., Inc. Fidelity Management & Research (U.K.) Inc. Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Inc.	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The fund seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

• Normally investing at least 80% of assets in equity securities. • Normally investing primarily in income-producing equity securities, which tends to lead to investments	• Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

in large cap “value” stocks.

•                  Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).

•                  Investing in domestic and foreign issuers.

•                  Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

•                  Potentially using covered call options as tools in managing the fund’s assets.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(53) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000 Index.

Principal Risks	Principal Risks

• Stock Market Volatility • Interest Rate Changes • Foreign Exposure • Issuer-Specific Changes • “Value” Investing	• Market • Derivatives • Management • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on investments in value stocks.  The Existing Portfolio tends to invest in the equity securities of large-capitalization companies, and the Replacement Portfolio focuses only on the equity securities of large-capitalization companies.  Furthermore, as reflected in the performance history table below, the Portfolios use only value equity indices as performance benchmarks, which further evidences that the Portfolios’ investment strategies are substantially similar.

(53)  See supra note 42.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Even though only the Existing Portfolio’s investment objective specifically seeks to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2015, the Existing Portfolio had a dividend yield of 3.70%, whereas the securities comprising the Russell 1000 Value Index had a dividend yield of 2.59%, and the Replacement Portfolio primarily selects securities with characteristics similar to the companies included in the Russell 1000 Value Index.  In addition, only the Replacement Portfolio focuses on a particular market capitalization range—specifically, large-capitalization companies (although the Existing Portfolio tends to invest in large-capitalization companies).  The Section 26 Applicants note that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 82.24% of its assets in companies classified as “giant” (52.28%) or “large” (29.96%).(54)  Additionally, according to Morningstar, as of December 31, 2015, the average market capitalization of the companies in which the Existing Portfolio invested was $57.89 billion, which is well within the capitalization range of the Russell 1000 Value Index (approximately $380 million to $443 billion as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.  Furthermore, the Existing Portfolio may invest in foreign securities and debt securities, including lower-rated debt securities, under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy, and the Section 26 Applicants further note though that the Existing Portfolio invests only a small percentage of its assets in foreign stocks and bonds.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 5.56% of its assets in non-U.S. stocks and only 0.15% of its assets in bonds.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $5.25 billion.  As of December 31, 2015, the proposed Substitution will involve

(54)  See supra note 21.

approximately $72.49 million of the net assets of the Existing Portfolio’s Service Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Equity-Income Portfolio		HIMCO VIT Large Cap Value Fund
Share Class	Service Class 2		Class IB
Management Fee	0.45%		0.38%
Distribution and/or Service Fees (12b-1 fees)	0.25%		0.20%
Other Expenses	0.09%		0.05%
Acquired Fund Fees and Expenses	0.08%		N/A
Total Annual Operating Expenses	0.87%		0.63%
Fee Waiver / Expense Reimbursement	N/A		(0.01)%(55)
Net Annual Operating Expenses	0.87%		0.62%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fund Fee Rate		0.50% of the first $100m 0.45% of the next $150m 0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 - 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 - 498.2600

(55)  See supra note 43.

498 - 534.2550
534 - 587.2500
587 - 646.2463
646 - 711.2426
711 - 782.2389
782 - 860.2352
860 - 946.2315
946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
Over 1,845.2019

Individual Fund Fee Rate
0.2000%

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(56)
Existing Portfolio — Fidelity VIP Equity-Income Portfolio — Service Class 2 (Inception: 1/12/2000)
Service Class 2	7.33%	14.82%	12.01%	6.70%	9.09%
Russell 3000 Value Index	8.96%	16.98%	13.15%	7.54%	10.63%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003

(56)  Historical performance information for the Fidelity VIP Equity-Income Portfolio and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

Substitution No. 14.	Franklin Mutual Shares VIP Fund (Class 2; Class 4) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin Mutual Shares VIP Fund (Class 2; Class 4)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Franklin Mutual Advisers, LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Capital appreciation. Its secondary goal is income.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  Under normal market conditions, the Fund invests primarily in equity securities (including securities convertible into, or that the investment manager expects to be exchanged for, common or preferred stock) of U.S. and foreign companies that the investment manager believes are available at market prices less than their value based on certain recognized or objective criteria (intrinsic value). Following this value-oriented strategy, the Fund invests primarily in undervalued securities (securities trading at a discount to intrinsic value).

•                  The equity securities in which the Fund invests are primarily common stock.

•                  To a lesser extent, The Fund also invests in merger arbitrage securities and the debt and equity of distressed companies.

•                  The Fund may invest a significant portion of its assets (up to 35%) in foreign securities, which may include sovereign debt and participations in foreign government debt. The Fund presently does not intend to invest more than 20% of its assets in foreign securities.

•                  The Fund is not limited to pre-set maximums or

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(57) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas),

(57)  See supra note 42.

minimums governing the size of the companies in which it may invest. However, the Fund generally invests the equity portion of its portfolio primarily to predominantly in companies with market capitalizations greater than $5 billion, with a portion or significant amount in smaller companies.

•                  The Fund regularly attempts, from time to time, to hedge (protect) against currency risks, largely using currency forward contracts and currency futures contracts (including currency index futures contracts) when, in the investment manager’s opinion, it would be advantageous to the Fund to do so.

•                  The Fund may also, from time to time, attempt to hedge against market risk using a variety of derivatives.

a currency or an index, including but not limited to the Russell 1000 Index.

Principal Risks	Principal Risks

• Market • Value Style Investing • Foreign Securities • Smaller and Midsize Companies • Derivative Instruments • Merger Arbitrage Securities and Distressed Companies • Management	• Market • Derivatives • Management • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on investments in value stocks.  Each Portfolio focuses on the equity securities of large-capitalization companies (although the Existing Portfolio may also invest in small- and medium-capitalization companies under its principal investment strategies).

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Even though only the Existing Portfolio’s investment objective seeks to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2015, the Existing Portfolio had a dividend yield of 2.56%, whereas the securities comprising the Russell 1000 Value Index had a dividend yield of 2.59%, and the Replacement Portfolio primarily selects securities with characteristics similar to the companies included in the Russell 1000 Value Index.  In addition, only the Existing Portfolio may invest in small- and medium-capitalization companies under its principal investment strategies.  The Section 26 Applicants note, however, that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 75.51% of its assets in companies classified as “giant” (43.35%) or “large” (32.16%).(58)  Furthermore, the Existing Portfolio may invest in foreign securities and debt securities under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy, and the Section 26 Applicants further note that the Existing Portfolio does not invest a large percentage of its assets in non-U.S. stocks or debt securities.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 18.94% of its assets in non-U.S. stocks and only 3.87% of its assets in bonds.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes, including value stocks.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $4.13 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $699.00 million of the net assets of the Existing Portfolio’s Class 2 shares, $123.98 million of the net assets of the Existing Portfolio’s Class 4 shares, and $822.98 billion of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Franklin Mutual Shares VIP Fund		HIMCO VIT Large Cap Value Fund
Share Class	Class 2	Class 4	Class IB
Management Fee	0.69%	0.69%	0.38%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.35%	0.20%
Other Expenses	0.04%	0.04%	0.05%
Total Annual Operating Expenses	0.98%	1.08%	0.63%
Fee Waiver / Expense Reimbursement	N/A	N/A	(0.01)%(59)
Net Annual Operating Expenses	0.98%	1.08%	0.62%
Management Fee Breakpoint Schedule	0.750% up to $200m 0.735% over $200m up to $700m		0.50% of the first $100m 0.45% of the next $150m

(58)  See supra note 21.

(59)  See supra note 43.

	0.700% over $700m up to $1.2b 0.675% over $1.2b up to $5b 0.645% over $5b up to $10b 0.625% over $10b up to $15b 0.605% over $15b up to $20b 0.585% in excess of $20b		0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.35%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(60)
Existing Portfolio — Franklin Mutual Shares VIP Fund — Class 2 (Inception: 1/6/1999)
Class 2	7.60%	14.84%	11.11%	6.89%	7.80%
S&P 500 Index	12.98%	16.73%	14.33%	8.32%	7.81%
Existing Portfolio — Franklin Mutual Shares VIP Fund — Class 4 (Inception: 2/29/2008)(61)
Class 4	7.47%	14.73%	10.98%	6.78%	7.67%
S&P 500 Index	12.98%	16.73%	14.33%	8.32%	7.81%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)
C000005742; C000005743; C000005740; C000005741; C000037958
HLA Separate Account 3 (File No. 811-08580)
C000006007; C000006008; C000006006; C000006005; C000037959

Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

(60)  Historical performance information for the Franklin Mutual Shares VIP Fund and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

(61)  Historical performance for Class 4 shares prior to their inception in 2008 is based on the performance of Class 1 shares, which do not assess a rule 12b-1 plan fee.

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 15.	Invesco V.I. Comstock Fund (Series II) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Comstock Fund (Series II)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The Fund’s investment objective is to seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

• The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks and in derivatives and other instruments that have	• Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

economic characteristics similar to such securities.

•                  The Fund may invest in securities of issuers of any market capitalization; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

•                  The Fund may invest up to 10% of its net assets in real estate investment trusts (REITs).

•                  The Fund may invest up to 25% of its net assets in securities of foreign issuers, which may include securities of issuers located in emerging markets countries, i.e., those that are in the early stages of their industrial cycles, and depositary receipts.

•                  The Fund can invest in derivative instruments, including forward foreign currency contracts and futures contracts.

•                  The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  In selecting securities for investment, Invesco Advisers, Inc. (Invesco or the Adviser), the Fund’s investment adviser, focuses primarily on a security’s potential for capital growth and income. The Adviser emphasizes a value style of investing, seeking well-established, undervalued companies that have identifiable factors that might lead to improved valuations.

•                  The Adviser will consider selling a security if it meets one or more of the following criteria: (1) the target price of the investment has been realized and the Adviser no longer considers the company undervalued, (2) a better value opportunity is identified, or (3) research shows that the company is experiencing deteriorating fundamentals beyond the Adviser’s tolerable level and the trend is likely to be a long-term issue.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(62) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000 Index.

Principal Risks	Principal Risks

• Depositary Receipts	• Market

(62)  See supra note 42.

• Derivatives • Emerging Markets Securities • Foreign Securities • Management • Market • REIT / Real Estate • Sector Focus • Small- and Mid-Capitalization Companies • Value Investing Style	• Derivatives • Management • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on investments in value stocks.  Each Portfolio focuses on investments in large-capitalization companies (although the Existing Portfolio may invest in companies of any size under its principal investment strategies).  Furthermore, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, and the Replacement Portfolio primarily selects securities of companies with characteristics similar to the companies included in the Russell 1000 Value Index, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio includes investments in medium- and small-capitalization companies under its principal investments strategies (although the Existing Portfolio invests substantially in large-capitalization companies).  The Section 26 Applicants note, however, that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 80.53% of its assets in companies classified as “giant” (44.40%) or “large” (36.13%).(63)  In addition, according to Morningstar, as of December 31, 2015, the average market capitalization of the companies in which the Existing Portfolio invested was $56.90 billion, which is well within the capitalization range of the Russell 1000 Value Index (approximately $380 million to $443 billion as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.  Additionally, the Existing Portfolio may invest in foreign securities under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests only a small percentage of its assets in foreign stocks.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 11.23% of its assets in non-U.S. stocks.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers

(63)  See supra note 21.

also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.88 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $85.11 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Comstock Fund	HIMCO VIT Large Cap Value Fund
Share Class	Series II	Class IB
Management Fee	0.56%	0.38%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.27%	0.05%
Total Annual Operating Expenses	1.08%	0.63%
Fee Waiver / Expense Reimbursement	(0.05)%(64)	(0.01)%(65)
Net Annual Operating Expenses	1.03%	0.62%
Management Fee Breakpoint Schedule	First $500m - 0.60% Over $500m - 0.55%	0.50% of the first $100m 0.45% of the next $150m 0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

(64)  Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Series II shares to 1.03% of the Fund’s average daily net assets. In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement.  Unless Invesco continues the fee waiver agreement, it will terminate on April 30, 2017.  The fee waiver agreement cannot be terminated during its term.

(65)  See supra note 43.

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(66)
Existing Portfolio — Invesco V.I. Comstock Fund — Series II (Inception: 9/18/2000)
Series II Shares	9.08%	17.29%	13.80%	7.35%	6.92%
S&P 500 Index	12.98%	16.73%	14.33%	8.32%	4.78%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	5.99%
Lipper VUF Large-Cap Value Funds Index	9.41%	16.57%	12.76%	7.18%	4.92%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000005742; C000005740; C000005741; C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)
C000006007; C000006006; C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003

Leaders II-III	HL Separate Account 7 (File No. 811-04972)
C000062644; C000062646
HLA Separate Account 7 (File No. 811-09295)
C000062645; C000062647

Substitution No. 16.	Invesco V.I. Diversified Dividend Fund (Series II) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Diversified Dividend Fund (Series II)	HIMCO VIT Large Cap Value Fund (Class IB)

(66)  Historical performance information for the Invesco V.I. Comstock Fund and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The Fund’s investment objective is to provide reasonable current income and long-term growth of income and capital.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The Fund will invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks of companies which pay dividends and other instruments that have economic characteristics similar to such securities.

•                  The Fund invests primarily in dividend-paying equity securities. The principal type of equity security in which the Fund invests is common stock.

•                  The Fund invests in securities that the portfolio managers believe are undervalued based on various valuation measures.

•                  May invest up to 25% of net assets in securities of foreign issuers.

•                  In selecting investments, the portfolio managers seek to identify dividend-paying issuers with strong profitability, solid balance sheets and capital allocation policies that support sustained or increasing dividends and share repurchases. Through fundamental research, financial statement analysis and the use of several valuation techniques, the management team estimates a target price for each security over a 2-3 year investment horizon. The portfolio managers seek to manage risk by utilizing a valuation framework, careful stock selection and a rigorous buy-and-sell discipline and incorporate an assessment of the potential reward relative to the downside risk to determine a fair valuation over the investment horizon. When evaluating cyclical businesses, the management team seeks companies that have normalized earnings power greater than that implied by their current market valuation and that return capital to

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(67) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000 Index.

(67)  See supra note 42.

shareholders via dividends and share repurchases. The portfolio managers then construct a portfolio they believe provides the best total return profile, which is created by seeking a combination of price appreciation potential, dividend income and capital preservation.

•                  The portfolio managers maintain a rigorous sell discipline and consider selling or trimming a position in a stock when it no longer materially meets our investment criteria, including when (1) a stock reaches its fair valuation (target price); (2) a company’s fundamental business prospects deteriorate; or (3) a more attractive investment opportunity presents itself.

Principal Risks	Principal Risks

• Foreign Securities • Management • Market • Value Investing Style	• Market • Derivatives • Management • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on investments in value stocks.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Even though only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2015, the Existing Portfolio had a dividend yield of 2.86%, whereas the securities comprising the Russell 1000 Value Index had a dividend yield of 2.59%, and the Replacement Portfolio primarily selects securities with characteristics similar to the companies included in the Russell 1000 Value Index.  Also, only the Replacement Portfolio focuses on a particular market capitalization range—specifically, large-capitalization companies.  This difference is mitigated by the fact that the Existing Portfolio invests a large percentage of its assets in large-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 68.80% of its assets in companies classified as “giant” (31.48%) or “large” (37.32%).(68)  In addition, according to Morningstar, as of December 31, 2015, the average market capitalization of the companies in which the Existing Portfolio invested was $30.01 billion, which is well within the capitalization range of the Russell 1000 Value Index (approximately $380 million to $443 billion as of December 31, 2015), the market index used by the Replacement Portfolio to identify large-capitalization companies.  Furthermore, the Existing Portfolio may invest in foreign securities under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy.  The Section 26 Applicants further that the Existing Portfolio does not invest a large percentage of its assets in foreign stocks.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 11.78% of its assets in non-U.S. stocks.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $466.05 million.  The proposed Substitution will involve approximately $11.16 million of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Diversified Dividend Fund	HIMCO VIT Large Cap Value Fund
Share Class	Series II	Class IB
Management Fee	0.49%	0.38%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.22%	0.05%
Acquired Fund Fees and Expenses	0.01%	0.63%

(68)  See supra note 21.

Total Annual Operating Expenses	0.97%	N/A
Fee Waiver / Expense Reimbursement	(0.01)%(69)	(0.01)%(70)
Net Annual Operating Expenses	0.96%	0.62%
Management Fee Breakpoint Schedule	First $250m - 0.545% Next $750m - 0.42% Next $1b - 0.395% Over $2b – 0.37%	0.50% of the first $100m 0.45% of the next $150m 0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(71)
Existing Portfolio — Invesco V.I. Diversified Dividend Fund — Series II (Inception: 6/5/2000)
Series II Shares	9.96%	17.36%	13.00%	6.83%	7.93%
S&P 500 Index	12.98%	16.73%	14.33%	8.32%	9.87%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.23%
Lipper VUF Large-Cap Value Funds Index	9.41%	16.57%	12.76%	7.18%	N/A
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584) C000005742; C000005740; C000005741 HLA Separate Account 3 (File No. 811-08580) C000006007; C000006006; C000006005
Leaders II-III	HL Separate Account 7 (File No. 811-04972)
C000062644; C000062646
HLA Separate Account 7 (File No. 811-09295)
C000062645; C000062647

(69)   Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and Expenses. Unless Invesco continues the fee waiver agreement, it will terminate on June 30, 2017.  The fee waiver agreement cannot be terminated during its term.

(70)  See supra note 43.

(71)  Historical performance information for the Invesco V.I. Diversified Dividend Fund and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

Substitution No. 17.	Invesco V.I. Growth and Income Fund (Series II) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Growth and Income Fund (Series II)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The Fund’s investment objective is to seek long-term growth of capital and income.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  Under normal market conditions, the Fund’s investment adviser, Invesco Advisers, Inc. (Invesco or the Adviser) seeks to achieve the Fund’s investment objective by investing primarily in income-producing equity securities, which include common stocks and convertible securities.

•                  The Fund may invest in securities of issuers of all capitalization sizes; however, a substantial number of the issuers in which the Fund invests are large-capitalization issuers.

•                  The Fund may invest up to 15% of its net assets in real estate investment trusts (REITs).

•                  The Fund may invest up to 25% of its net assets in securities of foreign issuers, which may include depositary receipts.

•                  The Fund can use forward foreign currency contracts to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics to the companies included in the Russell 1000 Value Index,(72) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to

(72)  See supra note 42.

•                  The Fund can use futures contracts to seek exposure to certain asset classes and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  The Fund can use options to seek alpha (return on investments in excess of the Russell 1000® Value Index), to mitigate risk and to hedge against adverse movements in the foreign currencies in which portfolio securities are denominated.

•                  The Fund emphasizes a value style of investing, which focuses on undervalued companies with characteristics for improved valuations. In selecting securities for the Fund, the Adviser looks for catalysts for change that may positively impact a company, such as new management, industry development or regulatory change. The aim is to uncover these catalysts for change, and then benefit from potential stock price appreciation of the change taking place at the company.

•                  The Fund may dispose of a security whenever, in the opinion of the Adviser, the security reaches the Adviser’s estimate of fair value or when the Adviser identifies a more attractive investment opportunity.

gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000 Index.

Principal Risks	Principal Risks

•                  Convertible Securities

•                  Depositary Receipts

•                  Derivatives

•                  Foreign Securities

•                  Management

•                  Market

•                  REIT /Real Estate

•                  Sector Focus

•                  Small- and Mid-Capitalization Companies

•                  Value Investing Style

• Market • Derivatives • Management • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on investments in value stocks.  Each Portfolio focuses on investments in the equity securities of large-capitalization companies (although the Existing Portfolio may invest in companies of any size).  Furthermore, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, and the Replacement Portfolio primarily selects securities of companies with characteristics similar to the companies included in the Russell 1000 Value Index, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio’s investment objective and strategies specifically seek to provide shareholders with current income through equity dividends.  Nevertheless, the Replacement Portfolio’s investments will likely provide a level of current income in the form of dividends.  Indeed, as of December 31, 2015, the Existing Portfolio had a dividend yield of 2.42%, whereas the securities comprising the Russell 1000 Value Index had a dividend yield of 2.59%, and the Replacement Portfolio primarily selects securities with characteristics similar to the companies included in the Russell 1000 Value Index.  In addition, the Existing Portfolio may invest in foreign securities under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests only a small percentage of its assets in foreign stocks.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 11.17% of its assets in non-U.S. stocks.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.58 billion.  The proposed Substitution will involve approximately $123.55 million of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Growth and Income Fund	HIMCO VIT Large Cap Value Fund
Share Class	Series II	Class IB
Management Fee	0.56%	0.38%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.28%	0.05%
Acquired Fund Fees and Expenses	0.01%	0.63%
Total Annual Operating Expenses	1.10%	N/A

Fee Waiver / Expense Reimbursement	(0.06)%(73)	(0.01)%(74)
Net Annual Operating Expenses	1.04%	0.62%
Management Fee Breakpoint Schedule	First $500m - 0.60% Over $500m - 0.55%	0.50% of the first $100m 0.45% of the next $150m 0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(75)
Existing Portfolio — Invesco V.I. Growth and Income Fund — Series II (Inception: 9/18/2000)
Series II Shares	9.13%	15.78%	11.70%	7.56%	8.84%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	8.39%
Lipper VUF Large-Cap Value Funds Index	9.41%	16.57%	12.76%	7.18%	N/A
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

(73)  Invesco Advisers, Inc. (Invesco or the Adviser) has contractually agreed to waive advisory fees and/or reimburse expenses of Series II shares to the extent necessary to limit Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding certain items discussed below) of Series II shares to 1.03% of the Fund’s average daily net assets.  In determining the Adviser’s obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement to exceed the numbers reflected above: (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary or non-routine items, including litigation expenses; (v) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement.  Invesco has also contractually agreed to waive a portion of the Fund’s management fee in an amount equal to the net management fee that Invesco earns on the Fund’s investments in certain affiliated funds, which will have the effect of reducing Acquired Fund Fees and  Expenses. Unless Invesco continues the fee waiver agreements, they will terminate on April 30, 2017 and June 30, 2017, respectively.  The fee waiver agreements cannot be terminated during their terms.

(74)  See supra note 43.

(75)  Historical performance information for the Invesco V.I. Growth and Income Fund and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000005742; C000005740; C000005741; C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360

HLA Separate Account 3 (File No. 811-08580)
C000006007; C000006006; C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003; C000006005

Leaders II-III	HL Separate Account 7 (File No. 811-04972)
C000062644; C000062646
HLA Separate Account 7 (File No. 811-09295)
C000062645; C000062647

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

Substitution No. 18.	Invesco V.I. Value Opportunities Fund (Series I) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Value Opportunities Fund (Series I)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The Fund invests, under normal market conditions, in a portfolio of common stocks, preferred stocks and convertible securities.

•                  Under normal market conditions, the Fund will invest in securities of large-capitalization, mid-capitalization and small-capitalization issuers with

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics market capitalizations equal to or greater than the unweighted median market capitalization of companies in the S&P 1500 Value Index. Notwithstanding this limitation, Invesco Advisers, Inc. (Invesco or the Adviser) will not be required to sell a security, and may purchase additional securities of an issuer with a market capitalization below this size, if the issuer had a market capitalization at least this size at the time the security was initially purchased for the Fund.

•                  The Fund may invest up to 10% of its net assets in real estate investment trusts (REITs).

•                  The Fund may invest up to 25% of its net assets in securities of foreign issuers, including securities of issuers located in emerging markets countries, i.e., those that are in the early stages of their industrial cycles, and depositary receipts.

•                  The Fund can invest in derivative instruments including futures contracts and options.

•                  The Fund can use futures contracts, including index futures, to seek exposure to certain asset classes.

•                  The Fund can use options to seek alpha (return on investments in excess of the S&P 1500 Value Index) or to mitigate risk.

•                  The Fund may invest in unseasoned issuers or in securities involving special circumstances, such as initial public offerings, companies with new management or management reliant upon one or a few key people, special products and techniques, limited or cyclical product lines, services, markets or resources or unusual developments, such as acquisitions, mergers, liquidations, bankruptcies or leveraged buyouts. As a result of the Fund’s stock selection process, a significant portion of the Fund’s assets may be invested in companies within the same industries or sectors of the market. As a result of the fund’s stock selection process, a significant portion of the fund’s assets may be invested in companies within the same industries or sectors of the market.

•                  The Fund emphasizes a value style of investing and the portfolio managers seek to invest in undervalued companies they believe possess the potential for capital growth. In selecting securities, the portfolio managers emphasize the following characteristics, although not all investments will have these attributes:

to the companies included in the Russell 1000 Value Index,(76) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000 Index.

(76)  See supra note 42.

•                  Buy businesses trading at a significant discount to the portfolio managers’ estimate of intrinsic value. The portfolio managers believe intrinsic value represents the fair economic worth of the business and a value that an informed buyer would pay to acquire the entire issuer for cash.

•                  Emphasize quality businesses with potential to grow intrinsic value over time. The portfolio managers primarily seek issuers that they believe have solid growth prospects, the ability to earn an attractive return on invested capital and a management team that exhibits intelligent capital allocation skills.

•                  The portfolio managers will consider selling a security if a more attractive investment opportunity is identified, if a security is trading near or above the portfolio managers’ estimate of intrinsic value or if there is a fundamental deterioration in business prospects that results in inadequate upside potential to estimated intrinsic value.

•                  The portfolio managers seek to achieve strong long-term performance by constructing a diversified portfolio that offers value content greater than the broad market, as measured by the portfolio’s aggregate discount to the portfolio managers’ estimated intrinsic value of the portfolio. The investment process is fundamental in nature and focused on individual issuers as opposed to macroeconomic forecasts or specific industry exposure. The portfolio construction process is intended to preserve and grow the estimated intrinsic value of the fund’s portfolio rather than mirror the composition or sector weights of any benchmark.

Principal Risks	Principal Risks

•                  Convertible Securities

•                  Depositary Receipts

•                  Derivatives

•                  Emerging Markets Securities

•                  Foreign Securities

•                  Initial Public Offerings (IPO)

•                  Management

•                  Market

•                  Preferred Securities

•                  REIT / Real Estate

• Market • Derivatives • Management • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

• Sector Focus • Small- and Mid-Capitalization Companies • Unseasoned Issuer • Value Investing Style

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on investments in value stocks.  The Existing Portfolio primarily invests in the equity securities of companies with capitalizations equal to or greater than the unweighted median market capitalization of companies included in the S&P1500 Value Index (S&P 1500 Value Index:  $58.52 million to $325.49 billion, $2.56 billion median, as of December 31, 2015), while the Replacement Portfolio primarily invests in the equity securities of companies included in the Russell 1000 Value Index (approximately $380 million to $443 billion, $7.10 billion median as of December 31, 2015).  Furthermore, as reflected in the performance history table below, each Portfolio uses at least one value index as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Even though the market capitalization ranges of the companies targeted by the Portfolios differ slightly, there is substantial overlap of the market indices used by the Portfolios to select securities, as reflected above.  In addition, the Existing Portfolio may invest in foreign securities under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy.  The Section 26 Applicants further note that the Existing Portfolio invests only a small percentage of its assets in foreign stocks.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 6.56% of its assets in non-U.S. stocks.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $138.78 million.  As of December 31, 2015, the proposed Substitution will involve approximately $58.60 million of the net assets of the Existing Portfolio’s Series I shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Value Opportunities Fund	HIMCO VIT Large Cap Value Fund
Share Class	Series I	Class IB
Management Fee	0.70%	0.38%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.34%	0.05%
Total Annual Operating Expenses	1.04%	0.63%
Fee Waiver / Expense Reimbursement	N/A	(0.01)%(77)
Net Annual Operating Expenses	1.04%	0.62%
Management Fee Breakpoint Schedule

0.695% of the first $250m

0.67% of the next $250m

0.645% of the next $500m

0.62% of the next $1.5b

0.595% of the next $2.5b

0.57% of the next $2.5b

0.545% of the next $2.5b

0.52% of the excess over $10b

		0.50% of the first $100m 0.45% of the next $150m 0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(78)
Existing Portfolio — Invesco V.I. Value Opportunities Fund — Series I (Inception: 9/10/2001)
Series I Shares	3.22%	13.92%	9.88%	4.54%	4.31%
S&P 500 Index	12.98%	16.73%	14.33%	8.32%	6.97%
S&P 1500 Value Index	9.44%	16.54%	13.13%	7.70%	7.20%
Lipper VUF Multi-Cap Value Funds Index	12.23%	16.62%	12.54%	7.01%	6.81%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

(77)  See supra note 43.

(78)  Historical performance information for the Invesco V.I. Value Opportunities Fund and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Substitution No. 19.	MFS Value Series (Initial Class; Service Class) replaced by HIMCO VIT Large Cap Value Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS Value Series (Initial Class; Service Class)	HIMCO VIT Large Cap Value Fund (Class IB)

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests the fund’s assets primarily in equity securities. Equity securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of large capitalization companies.

•                  Securities selected will consist primarily of equity securities of companies with similar characteristics

•                  MFS focuses on investing the fund’s assets in the stocks of companies it believes are undervalued compared to their perceived worth (value companies).

•                  While MFS may invest the fund’s assets in companies of any size, MFS primarily invests in companies with large capitalizations.

•                  MFS may invest the fund’s assets in foreign securities.

•                  MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

to the companies included in the Russell 1000 Value Index,(79) selected using a proprietary quantitative model.

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities listed in U.S. equity markets.

•                  The Fund may use derivatives, including futures, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index, including but not limited to the Russell 1000 Index.

Principal Risks	Principal Risks

• Stock Market/Company • Value Company • Foreign • Liquidity • Investment Selection	• Market • Derivatives • Management • Convertible Securities • Liquidity • Futures and Options • Equity Securities • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities, and each Portfolio focuses on investments in value stocks.  Each Portfolio focuses on the equity securities of large-capitalization companies (although the Existing Portfolio may invest in the equity securities of any size under its principal investment strategies).  Furthermore, the Existing Portfolio uses the Russell 1000 Value Index as a performance benchmark, and the Replacement Portfolio primarily selects securities of companies with characteristics similar to the companies included in the Russell 1000 Value Index, which further evidences that the Portfolios’ investment strategies are substantially similar.

(79)  See supra note 42.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio may invest in foreign securities under its principal investment strategies.  The Replacement Portfolio may, at times, also invest in foreign securities, even though it is not described as a principal investment strategy.  The Section 26 Applicants note though that the Existing Portfolio invests only a small percentage of its assets in foreign stocks.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 6.91% of its assets in non-U.S. stocks.  Otherwise, the Portfolios generally invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $2.13 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $196.21 million of the net assets of the Existing Portfolio’s Initial Class shares, $139.95 million of the net assets of the Existing Portfolio’s Service Class shares, and $336.16 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	MFS Value Series		HIMCO VIT Large Cap Value Fund
Share Class	Initial Class	Service Class	Class IB
Management Fee	0.69%	0.69%	0.38%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.04%	0.04%	0.05%
Total Annual Operating Expenses	0.73%	0.98%	0.63%
Fee Waiver / Expense Reimbursement	N/A	N/A	(0.01)%(80)
Net Annual Operating Expenses	0.73%	0.98%	0.62%
Management Fee Breakpoint Schedule	0.75% of the first $1b 0.65% of the next $1.5b 0.60% over $2.5b		0.50% of the first $100m 0.45% of the next $150m 0.40% of the next $250m 0.37% of the next $500m 0.35% of the next $4b 0.34% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.25%	0.20%

(80)  See supra note 43.

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception Through April 30, 2015(81)
Existing Portfolio — MFS Value Series — Initial Class (Inception: 1/2/2002)
Initial Class	10.21%	16.41%	13.16%	8.59%	8.06%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	7.39%
Existing Portfolio — MFS Value Series — Service Class (Inception: 1/2/2002)
Service Class	9.97%	16.12%	12.88%	8.32%	7.80%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	7.39%
Replacement Portfolio — HIMCO VIT Large Cap Value Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	12.00%	17.20%	14.65%	7.47%	10.21%
Related Composite (net)	11.30%	16.46%	13.39%	6.79%	9.51%
Russell 1000 Value Index	9.31%	17.20%	13.39%	7.51%	10.18%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)
C000037958
HLA Separate Account 3 (File No. 811-08580)
C000037959

Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)

(81)  Historical performance information for the MFS Value Series and the HIMCO VIT Large Cap Value Fund is provided only through April 30, 2015 because the composite history for the HIMCO VIT Large Cap Value Fund is available only through that date.

C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 20.	American Funds International Fund (Class 2) replaced by HIMCO VIT International Core Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Funds International Fund (Class 2)	HIMCO VIT International Core Equity Fund (Class IB)

Investment Adviser	Investment Adviser

Capital Research and Management Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The fund’s investment objective is to provide you with long-term growth of capital.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The fund invests primarily in common stocks of companies domiciled outside the United States, including companies domiciled in developing countries, that the investment adviser believes have the potential for growth.

•                  The investment adviser uses a system of multiple portfolio managers in managing the fund’s assets. Under this approach, the portfolio of the fund is divided into segments managed by individual managers who decide how their respective segments will be invested.

•                  The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments.  The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good, long-term investment opportunities.  The investment adviser believes that

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities.

•                  Securities, selected using a proprietary quantitative model, will consist primarily of equity securities of large and mid-capitalization companies across developed and emerging markets including all major sectors of the U.S. and international economy.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  The Fund may also invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies, including securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.

in emerging markets.

•                  Under normal circumstances, at least 40% (and normally not less than 30%) of the Fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.

•                  The Fund may use derivatives, including futures and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index.

Principal Risks	Principal Risks

• Market Conditions • Issuer • Investing in Growth-Oriented Stocks • Investing Outside the United States • Investing in Emerging Markets • Management

•                  Market

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Management

•                  Currency

•                  Convertible Securities

•                  Liquidity

•                  Forward Currency Contracts

•                  Futures and Options

•                  Equity Securities

•                  Mid Cap Stock

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of foreign issuers.  Each Portfolio focuses on the equity securities of large- and medium—capitalization companies (although the Existing Portfolio may invest in companies of any size under its principal investment strategies).  In addition, each Portfolio has the flexibility to invest in emerging markets.  Furthermore, as reflected in the performance history table below, the Portfolios use only international equity indices as performance benchmarks, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Replacement Portfolio focuses on particular market capitalization ranges—specifically, large- and medium-capitalization companies—under its principal investment strategies.  The Section 26 Applicants note, however, that the Existing Portfolio invests substantially all of its assets in large- and medium-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested 99.78% of its assets in companies classified as “giant” (66.40%), “large” (28.70%), or “medium” (4.68%).(82)  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies (including investments in growth stocks) are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $7.48 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $440.12 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

(82)  See supra note 21.

	Existing Portfolio	Replacement Portfolio
	American Funds International Fund	HIMCO VIT International Core Equity Fund
Share Class	Class 2	Class IB
Management Fee	0.50%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.04%	0.12%
Total Annual Operating Expenses	0.79%	0.77%
Fee Waiver / Expense Reimbursement	N/A	(0.03)%(83)
Net Annual Operating Expenses	0.79%	0.74%
Management Fee Breakpoint Schedule

0.690% in excess of $0 up to $500m
0.590% in excess of $500m up to $1b
0.530% in excess of $1b up to $1.5b
0.500% in excess of $1.5b up to $2.5b
0.480% in excess of $2.5b up to $4b
0.470% in excess of $4b up to $6.5b
0.460% in excess of $6.5b up to $10.5b
0.450% in excess of $10.5b up to $17b
0.440% in excess of $17b up to $21b
0.430% in excess of $21b

		0.51% of the first $100m 0.46% of the next $150m 0.41% of the next $250m 0.38% of the next $500m 0.36% of the next $4b 0.35% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — American Funds International Fund — Class 2 (Inception: 4/30/1997)
Class 2	(4.53)%	4.17%	2.78%	3.81%	7.63%
MSCI All Country World ex USA Index	(5.66)%	1.50%	1.06%	2.92%	5.42%
Lipper International Funds Index	(1.34)%	4.63%	3.23%	3.63%	6.18%
Replacement Portfolio — HIMCO VIT International Core Equity Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	3.25%	9.03%	6.13%	4.30%	9.59%
Related Composite (net)	2.46%	8.19%	5.31%	3.50%	8.75%
MSCI EAFE Index NR USD	(0.81)%	5.01%	3.60%	3.03%	8.34%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley	HL Separate Account 3 (File No. 811-08584)
C000005742; C000005743; C000005740; C000005741
HLA Separate Account 3 (File No. 811-08580)

(83)  Hartford Investment Management Company has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for the Class IB shares of the Fund at the annual rate of 0.74% of the Fund’s average daily net assets.  This contractual arrangement will remain in effect until April 30, 2018, and shall renew automatically for one-year terms unless the investment manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Proprietary Products	C000006007; C000006008; C000006006; C000006005

Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166
HLA Separate Account 7 (File No. 811-09295)
C000061192

HPRM I	HLA Separate Account 7 (File No. 811-09295)
C000037969; C000078889

HPRM II-III	HLA Separate Account 7 (File No. 811-09295)
C000103263

Substitution No. 21.	MFS Research International Portfolio (Initial Class) replaced by HIMCO VIT International Core Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS Research International Portfolio (Initial Class)	HIMCO VIT International Core Equity Fund (Class IB)

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The fund’s investment objective is to seek capital appreciation.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests the fund’s assets primarily in foreign equity securities, including emerging market equity securities. Equity

• Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities.

securities include common stocks and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer.

•                  In selecting investments for the fund, MFS is not constrained to any particular investment style. MFS may invest the fund’s assets in the stocks of companies it believes to have above average earnings growth potential compared to other companies (growth companies), in the stocks of companies it believes are undervalued compared to their perceived worth (value companies), or in a combination of growth and value companies.

•                  MFS may invest the fund’s assets in companies of any size.

•                  MFS may invest a large percentage of the fund’s assets in issuers in a single country, a small number of countries, or a particular geographic region.

•                  A team of investment research analysts selects investments for the fund. MFS allocates the fund’s assets to analysts by broad market sectors.

•                  MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers. Quantitative models that systematically evaluate issuers may also be considered.

•                  Securities, selected using a proprietary quantitative model, will consist primarily of equity securities of large and mid-capitalization companies across developed and emerging markets including all major sectors of the U.S. and international economy.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  The Fund may also invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies, including securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

•                  Under normal circumstances, at least 40% (and normally not less than 30%) of the Fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.

•                  The Fund may use derivatives, including futures and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index.

Principal Risks	Principal Risks

• Stock Market/Company • Foreign • Emerging Markets • Currency • Geographic Focus • Liquidity • Investment Selection

•                  Market

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Management

•                  Currency

•                  Convertible Securities

•                  Liquidity

•                  Forward Currency Contracts

•                  Futures and Options

•                  Equity Securities

•                  Mid Cap Stock

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of foreign issuers.  The Existing Portfolio invests in the equity securities of foreign issuers of any size under its principal investment strategies, and the Replacement Portfolio focuses on the equity securities of large- and medium-capitalization foreign issuers.  In addition, each Portfolio also has the flexibility to invest in emerging markets.  Furthermore, as reflected in the performance history table below, each Portfolio uses the MSCI EAFE Index as a performance benchmark, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio may invest in companies of any size under its principal investment strategies, while the Replacement Portfolio generally invests in only large- and medium-capitalization companies.  The Section 26 Applicants note, however, that the Existing Portfolio invests only a small percentage of its assets in small-capitalization companies.  According to Morningstar, as of December 31, 2015, the Existing Portfolio invested only 0.49% of its assets in companies characterized as “small” (0.49%) or “micro” (0.00%).(84)  Otherwise, the Portfolios generally invest in similar asset classes and have similar geographic focuses, and the Existing Portfolio’s investment strategies (including investments in growth and value stocks) are consistent with the Replacement Portfolio’s investment style.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants

(84)  See supra note 21.

believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $403.46 million.  As of December 31, 2015, the proposed Substitution will involve approximately $31.05 million of the net assets of the Existing Portfolio’s Initial Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS Research International Portfolio	HIMCO VIT International Core Equity Fund
Share Class	Initial Class	Class IB
Management Fee	0.90%	0.45%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.20%
Other Expenses	0.10%	0.12%
Total Annual Operating Expenses	1.00%	0.77%
Fee Waiver / Expense Reimbursement	N/A	(0.03)%(85)
Net Annual Operating Expenses	1.00%	0.74%
Management Fee Breakpoint Schedule	0.90% of the first $1b 0.80% in excess of $1b up to $2b 0.70% in excess of $2b	0.51 % of the first $100m 0.46% of the next $150m 0.41% of the next $250m 0.38% of the next $500m 0.36% of the next $4b 0.35% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — MFS Research International Portfolio — Initial Class (Inception: 5/6/1998)
Initial Class	(1.96)%	2.80%	2.45%	3.10%	5.35%
MSCI EAFE (Europe, Australasia, Far East) Index GR USD	(0.39)%	5.46%	4.07%	3.50%	4.14%
MSCI All Country World (ex-US) Index GR USD	(5.25)%	1.94%	1.51%	3.38%	4.40%
Replacement Portfolio — HIMCO VIT International Core Equity Fund — Related Composite (Inception: 4/1/2003)
Related Composite (gross)	3.25%	9.03%	6.13%	4.30%	9.59%
Related Composite (net)	2.46%	8.19%	5.31%	3.50%	8.75%
MSCI EAFE Index NR USD	(0.81)%	5.01%	3.60%	3.03%	8.34%

(85)  See supra note 83.

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059455; C000005820; C000005831; C000005819; C000005821
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000005972; C000005961; C000005960; C000005962

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Substitution No. 22.	AB VPS International Value Portfolio (Class B) replaced by HIMCO VIT International Value Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

AB VPS International Value Portfolio (Class B)	HIMCO VIT International Value Equity Fund (Class IB)

Investment Adviser	Investment Adviser

AllianceBernstein L.P.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

The Portfolio’s investment objective is long-term growth of capital.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  The Portfolio invests primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries.  These countries currently include the developed nations in Europe and the Far East, Canada, Australia and emerging market countries worldwide.

•                  Under normal market conditions, the Portfolio invests significantly (at least 40%—unless market

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities.

•                  Securities, selected using a proprietary quantitative model, will consist primarily of equity securities of large and mid-capitalization companies across developed and emerging markets including all major sectors of the U.S. and international economy.

conditions are not deemed favorable by the Adviser) in securities of non-U.S. companies.

•                  In addition, the Portfolio invests, under normal circumstances, in the equity securities of companies located in at least three countries.

•                  The Portfolio invests in companies that are determined by the Adviser to be undervalued, using a fundamental value approach. In selecting securities for the Portfolio’s portfolio, the Adviser uses its fundamental and quantitative research to identify companies whose stocks are priced low in relation to their perceived long-term earnings power.

•                  The Adviser’s fundamental analysis depends heavily upon its internal research staff.  The research staff begins with a global research universe of approximately 2,000 international and emerging market companies.

•                  Teams within the research staff cover a given industry worldwide to better understand each company’s competitive position in a global context. The Adviser typically projects a company’s financial performance over a full economic cycle, including a trough and a peak, within the context of forecasts for real economic growth, inflation and interest rate changes. The Adviser focuses on the valuation implied by the current price, relative to the earnings the company will be generating five years from now, or “normalized” earnings, assuming average mid-economic cycle growth for the fifth year.

•                  The Portfolio’s management team and other senior investment professionals work in close collaboration to weigh each investment opportunity identified by the research staff relative to the entire portfolio and determine the timing and position size for purchases and sales. Analysts remain responsible for monitoring new developments that would affect the securities they cover. The team will generally sell a security when it no longer meets appropriate valuation criteria, although sales may be delayed when positive return trends are favorable.

•                  Currencies can have a dramatic impact on equity returns, significantly adding to returns in some years and greatly diminishing them in others. The Adviser evaluates currency and equity positions separately and may seek to hedge the currency exposure resulting from securities positions when it finds the

•                  The Value investment style generally involves investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  The Fund may also invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies, including securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

•                  Under normal circumstances, at least 40% (and normally not less than 30%) of the Fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.

•                  The Fund may use derivatives, including futures and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index.

currency exposure unattractive. To hedge all or a portion of its currency risk, the Portfolio may, from time to time, invest in currency-related derivatives, including forward currency exchange contracts, futures contracts, options on futures contracts, swaps and options. The Adviser may also seek investment opportunities by taking long or short positions in currencies through the use of currency-related derivatives.

•                  The Portfolio may enter into other derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of exchange-traded funds, or ETFs. These transactions may be used, for example, to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

•                  The Portfolio may, at times, invest in shares of ETFs in lieu of making direct investments in equity securities. ETFs may provide more efficient and economical exposure to the type of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

•                  The Portfolio may invest in depositary receipts, instruments of supranational entities denominated in the currency of any country, securities of multinational companies and “semi-governmental securities”, and enter into forward commitments.

Principal Risks	Principal Risks

• Market • Foreign (Non-U.S.) • Emerging Market • Currency • Derivatives • Leverage • Management	• Market • Foreign Investments • Emerging Markets • Derivatives • Management • Currency • Convertible Securities • Liquidity • Forward Currency Contracts • Futures and Options

• Equity Securities • Mid Cap Stock • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by primarily investing in equity securities of foreign issuers, and each Portfolio focuses on investments in value stocks.  Each Portfolio has the flexibility to invest in emerging markets.  Furthermore, as reflected in the performance history table below, the Portfolios use only international equity indices as performance benchmarks, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  The Existing Portfolio may invest in ETFs under its principal investment strategies.  However, the Replacement Portfolio may, at times, also invest in ETFs, even though it is not described as a principal investment strategy.  Additionally, the Existing Portfolio invests in ETFs to gain exposure to the equity securities of foreign issuers, just as the Replacement Portfolio would invest in non-U.S. securities for the same purpose.  The Section 26 Applicants further note that, based on the Existing Portfolio’s portfolio of investments as of December 31, 2015, the Existing Portfolio did not invest any assets in shares of investment companies, including shares of ETFs.(86)  Otherwise, the Portfolios invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $599.41 million.  As of December 31, 2015, the proposed Substitution will involve approximately $124.11 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.

(86)  See AB Variable Products Series Fund, Inc., Certified Shareholder Report (Form N-CSR) (Feb. 24, 2016).

	Existing Portfolio	Replacement Portfolio
	AB VPS International Value Portfolio	HIMCO VIT International Value Equity Fund
Share Class	Class B	Class IB
Management Fee	0.75%	0.69%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.10%	0.13%
Total Annual Operating Expenses	1.10%	1.02%
Fee Waiver / Expense Reimbursement	N/A	(0.04)%(87)
Net Annual Operating Expenses	1.10%	0.98%
Management Fee Breakpoint Schedule	.75 of 1% of the first $2.5b .65 of 1% over $2.5b up to $5b .60 of 1% over $5b	0.74% of the first $100m 0.69% of the next $150m 0.64% of the next $250m 0.61% of the next $500m 0.59% of the next $4b 0.58% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — AB VPS International Value Portfolio — Class B (Inception: 8/15/2001)
Class B	2.40%	5.54%	1.58%	0.10%	4.76%
MSCI EAFE Index NR USD	(0.81)%	5.01%	3.60%	3.03%	4.18%
Replacement Portfolio — HIMCO VIT International Value Equity Fund — Related Composite (Inception: N/A)
Related Composite (gross)	N/A	N/A	N/A	N/A	N/A
Related Composite (net)	N/A	N/A	N/A	N/A	N/A
MSCI EAFE Value Index	N/A	N/A	N/A	N/A	N/A

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)

C000059350; C000059351; C000059352; C000059353; C000059354; C000005733; C000059355; C000059356; C000059357; C000005737; C000059361; C000059362; C000059363; C000059364; C000005739; C000059365; C000059366; C000005736; C000059359; C000005738; C000059360; C000037958

HLA Separate Account 3 (File No. 811-08580)
C000059358; C000005998; C000006002; C000006004; C000059367; C000006001; C000006003; C000037959

(87)  Hartford Investment Management Company has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for the Class IB shares of the Fund at the annual rate of 0.98% of the Fund’s average daily net assets.  This contractual arrangement will remain in effect until April 30, 2018, and shall renew automatically for one-year terms unless the investment manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059 (C-Shares)
HLA Separate Account 7 (File No. 811-09295)
C000093061 (C-Shares)

Substitution No. 23.                                   Templeton Foreign VIP Fund (Class 2; Class 4) replaced by HIMCO VIT International Value Equity Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Templeton Foreign VIP Fund (Class 2; Class 4)	HIMCO VIT International Value Equity Fund (Class IB)

Investment Adviser	Investment Adviser

Templeton Investment Counsel, LLC	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	BlackRock Investment Management, LLC

Investment Objective	Investment Objective

Long-term capital growth.	The Fund seeks long-term capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

•                  Under normal market conditions, the Fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.

•                  Under normal market conditions, the Fund invests predominantly in equity securities, primarily to predominantly in common stock.

•                  While there are no set percentage targets, the Fund invests predominantly in large to medium capitalization companies and may invest a portion in smaller companies.

•                  The Fund also invests in American, European and Global Depositary Receipts.

•                  Although the investment manager will search for

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities.

•                  Securities, selected using a proprietary quantitative model, will consist primarily of equity securities of large and mid-capitalization companies across developed and emerging markets including all major sectors of the U.S. and international economy.

•                  The Value investment style generally involves  investing in stocks of companies that are trading at a historical valuation or at a discount to the peer group companies, based on such financial metrics as dividend yield, price-to-earnings, price-to-revenue investments across a large number of sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

•                  When choosing equity investments for the Fund, the investment manager applies a “bottom-up,” value-oriented, long-term approach, focusing on the market price of a company’s securities relative to the investment manager’s evaluation of the company’s long-term earnings, asset value and cash flow potential.  The investment manager also considers a company’s price/earnings ratio, profit margins and liquidation value.

•                  The Fund may, from time to time, seek to hedge (protect) against currency risks using certain derivative instruments including currency and cross currency forwards and currency futures contracts.

and price-to-book ratios.

•                  The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

•                  The Fund may also invest in securities denominated in both U.S. dollars and non-U.S. dollar currencies, including securities of companies that conduct their principal business activities in emerging markets or whose securities are traded principally on exchanges in emerging markets.

•                  Under normal circumstances, at least 40% (and normally not less than 30%) of the Fund’s net assets will be invested in or exposed to foreign securities or derivative instruments with exposure to foreign securities of at least three different countries outside the United States. Investments are deemed to be “foreign” if: (a) an issuer’s domicile or location of headquarters is in a foreign country; (b) an issuer derives a significant proportion (at least 50%) of its revenues or profits from goods produced or sold, investments made, or services performed in a foreign country or has at least 50% of its assets situated in a foreign country; (c) the principal trading market for a security is located in a foreign country; or (d) it is a foreign currency.

•                  The Fund may use derivatives, including futures and/or foreign exchange transactions, to gain equity exposure and to manage cash flows into or out of the Fund effectively. Derivatives are financial instruments whose value is derived from another security, a commodity (such as oil or gas), a currency or an index.

Principal Risks	Principal Risks

•                  Market

•                  Foreign Securities

•                  Currency Management Strategies

•                  Developing Market Countries

•                  Smaller and Midsize Companies

•                  Value Style Investing

•                  Liquidity

•                  Management

•                  Focus

•                  Derivative Instruments

• Market • Foreign Investments • Emerging Markets • Derivatives • Management • Currency • Convertible Securities • Liquidity • Forward Currency Contracts • Futures and Options • Equity Securities

• Mid Cap Stock • Value Orientation

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes long-term growth of capital.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of foreign issuers, and each Portfolio focuses on investments in value stocks.  Each Portfolio focuses on the equity securities of large- and medium-capitalization companies.  In addition, each Portfolio also has the flexibility to invest in emerging markets.  Furthermore, as reflected in the performance history table below, the Portfolios use only international equity indices as performance benchmarks, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  As part of their active management, the Existing Portfolio utilizes fundamental techniques to select securities, while the Replacement Portfolio primarily utilizes quantitative techniques (although the Replacement Portfolio’s portfolio managers also analyze each individual security prior to purchase or sale).  Nonetheless, the Portfolios invest in similar asset classes, including value stocks, and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $2.14 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $242.63 million of the net assets of the Existing Portfolio’s Class 2 shares, $36.46 million of the net assets of the Existing Portfolio’s Class 4 shares, and $279.09 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Templeton Foreign VIP Fund		HIMCO VIT International Value Equity Fund
Share Class	Class 2	Class 4	Class IB
Management Fee	0.75%	0.75%	0.69%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.35%	0.20%
Other Expenses	0.03%	0.03%	0.13%
Total Annual Operating Expenses	1.03%	1.13%	1.02%

Fee Waiver / Expense Reimbursement	N/A	N/A	(0.04)%(88)
Net Annual Operating Expenses	1.03%	1.13%	0.98%
Management Fee Breakpoint Schedule

0.900% up to $200m
0.810% over $200m up to $700m
0.775% over $700m up to $1.2b
0.750% over $1.2b up to $1.3b
0.675% over $1.3b up to $10b
0.655% over $10b up to $15b
0.635% over $15b up to $20b
0.615% in excess of $20b

			0.74% of the first $100m 0.69% of the next $150m 0.64% of the next $250m 0.61% of the next $500m 0.59% of the next $4b 0.58% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.35%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Templeton Foreign VIP Fund — Class 2 (Inception: 5/1/1997)
Class 2	(6.49)%	0.72%	1.55%	2.98%	6.60%
MSCI EAFE Index	(0.39)%	5.46%	4.07%	3.50%	4.14%
Existing Portfolio — Templeton Foreign VIP Fund — Class 4 (Inception: 2/29/2008)(89)
Class 4	(6.65)%	0.60%	1.43%	2.94%	6.49%
MSCI EAFE Index	(0.39)%	5.46%	4.07%	3.50%	4.14%
Replacement Portfolio — HIMCO VIT International Value Equity Fund — Related Composite (Inception: N/A)
Related Composite (gross)	N/A	N/A	N/A	N/A	N/A
Related Composite (net)	N/A	N/A	N/A	N/A	N/A
MSCI EAFE Value Index	N/A	N/A	N/A	N/A	N/A

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)
C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827;

(88)  See supra note 87.

(89)  Historical performance for Class 4 shares prior to their inception in 2008 is based on the performance of Class 1 shares, which do not assess a rule 12b-1 plan fee.

C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830
HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 24.                                   American Funds Bond Fund (Class 2) replaced by HIMCO VIT Total Return Bond Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

American Funds Bond Fund (Class 2)	HIMCO VIT Total Return Bond Fund (Class IB)

Investment Adviser	Investment Adviser

Capital Research and Management Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

The fund’s investment objective is to provide as high a level of current income as is consistent with the preservation of capital.	The Fund seeks a competitive total return, with income as a secondary objective.

Principal Investment Strategies	Principal Investment Strategies

•                  The fund seeks to maximize your level of current income and preserve your capital by investing primarily in bonds.

•                  Normally, the fund invests at least 80% of its assets in bonds and other debt securities, which may be represented by other investment instruments, including derivatives.

•                  The fund invests at least 65% of its assets in investment-grade debt securities (rated Baa3 or

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in bonds that the Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”), considers to be attractive from a total return perspective along with current income.

•                  The Fund normally invests at least 65% of its portfolio in investment grade debt instruments and better or BBB— or better by Nationally Recognized Statistical Rating Organizations, or NRSROs, designated by the fund’s investment adviser or unrated but determined to be of equivalent quality by the fund’s investment adviser), including cash and cash equivalents, securities issued and guaranteed by the U.S. and other governments, and securities backed by mortgages and other assets.

•                  The fund may invest up to 35% of its assets in debt securities rated Ba1 or below and BB+ or below by NRSROs designated by the fund’s investment adviser or unrated but determined by the fund’s investment adviser to be of equivalent quality. Such securities are sometimes referred to as “junk bonds.”

•                  The fund may invest in debt securities of issuers domiciled outside the United States, including in emerging markets.

•                  The fund may also invest up to 20% of its assets in preferred stocks, including convertible and nonconvertible preferred stocks.

•                  In addition, the fund may invest, subject to the restrictions above, in contracts for future delivery of mortgage-backed securities, such as to-be-announced contracts and mortgage rolls.  These contracts are normally of short duration and may be replaced by another contract prior to maturity. Each such transaction is reflected as turnover in the fund’s portfolio, resulting in a higher portfolio turnover rate than funds that do not employ this investment strategy.

•                  The fund is designed for investors seeking income and more price stability than stocks, and capital preservation over the long term.

•                  The fund may invest in certain derivative instruments, such as futures contracts and swaps. A derivative is a financial contract, the value of which is based on the value of an underlying financial asset (such as a stock, bond or currency), a reference rate or a market index. The fund may invest in a derivative only if, in the opinion of the investment adviser, the expected risks and rewards of the proposed investment are consistent with the investment objective and strategies of the fund as disclosed in this prospectus and in the fund’s statement of additional information.

•                  The investment adviser uses a system of multiple portfolio managers in managing the fund’s assets. Under this approach, the portfolio of the fund is may invest up to 35% of its net assets in securities rated below investment grade (also known as “junk bonds”).

•                  Debt securities in which the Fund may invest include asset-backed and mortgage-related securities.

•                  The Fund normally invests in debt securities with a maturity of at least one year.

•                  The Fund may also invest its net assets in private debt and in bank loans or loan participation interests in secured or unsecured variable, fixed or floating rate loans to U.S. and foreign corporations, partnerships and other entities.

•                  The Fund may utilize derivatives to manage portfolio risk or for other investment purposes. The derivatives in which the Fund may invest include futures and options, and swap agreements as well as forward foreign currency contracts and inverse floaters.

•                  The Fund may invest up to 15% of its net assets in preferred stocks, convertible securities, and securities accompanied by warrants to purchase equity securities.

•                  While the Fund will not make direct purchases of common stock, from time to time the Fund will hold positions in common stock as a result of certain events, such as among other things the exercise of conversion rights or warrants, as well as restructurings or bankruptcy plans of reorganization with respect to an issuer’s securities held by the Fund.

•                  Additionally, the Fund may invest in debt securities of foreign issuers, including from emerging markets, and up to 20% of its net assets in non-dollar denominated securities.

•                  The Fund may invest in securities and other instruments of any maturity or duration.

•                  The Fund may trade securities actively and may engage in short selling.

divided into segments managed by individual managers who decide thow their respective segments will be invested.

•                  The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments.  The basic investment philosophy of the investment adviser is to seek to invest in attractively priced securities that, in its opinion, represent good, long-term investment opportunities.  The investment adviser believes that an important way to accomplish this is through fundamental research, which may include analysis of credit quality, general economic conditions and various quantitative measures and, in the case of corporate obligations, meeting with company executives and employees, suppliers, customers and competitors.  Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.

Principal Risks	Principal Risks

•                  Market Conditions

•                  Issuer

•                  Investing in Debt Instruments

•                  Investing in Lower Rated Debt Instruments

•                  Investing in Mortgage-Related and Other Asset-Backed Securities

•                  Investing in Future Delivery Contracts

•                  Investing in Securities Backed by the U.S. Government

•                  Investing in Inflation Linked Bonds

•                  Investing Outside the United States

•                  Investing in Derivatives

•                  Thinly Traded Securities

•                  Management

•                  Market

•                  Interest Rate

•                  Credit

•                  Call

•                  Mortgage- and Asset-Backed Securities

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Short Sales and Leverage

•                  Liquidity

•                  Event

•                  U.S. Government Securities

•                  Junk Bond

•                  Investment Strategy

•                  To Be Announced (TBA) Investments

•                  Active Trading

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of the Existing Portfolio (high level of current income with preservation of capital) is consistent with that of the Replacement Portfolio (total return with income as a secondary objective).

The Existing Portfolio and the Replacement Portfolio each seek to achieve its investment objective by investing a substantial percentage of its assets (at least 80% of total assets and 80% of net assets, respectively) in bonds and other debt securities.  The Existing and Replacement Portfolio each invests a significant percentage of its asset in investment grade securities (at least 65% of total assets and 65% of net assets, respectively) and non-investment grade securities (up to 35% of total assets and 35% of net assets, respectively).  Each Portfolio also maintains the flexibility to invest in equity securities and foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Nonetheless, the Portfolios generally invest in similar assets and have similar geographic focuses.  Also, as reflected in the performance history table below, each Portfolio uses the Barclays U.S. Aggregate Bond Index as a performance benchmark index, which further evidences that the Portfolios’ investment strategies are substantially similar.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $9.92 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $773.13 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	American Funds Bond Fund	HIMCO VIT Total Return Bond Fund
Share Class	Class 2	Class IB
Management Fee	0.36%	0.25%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.20%
Other Expenses	0.02%	0.05%
Total Annual Operating Expenses	0.63%	0.50%
Fee Waiver / Expense Reimbursement	N/A	(0.01)%(90)
Net Annual Operating Expenses	0.63%	0.49%

(90)  Hartford Investment Management Company has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for the Class IB shares of the Fund at the annual rate of 0.49% of the Fund’s average daily net assets.  This contractual arrangement will remain in effect through at least April 30, 2018, and shall renew automatically for one-year terms unless the investment manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Management Fee Breakpoint Schedule

0.480% in excess of $0 up to $600m
0.440% in excess of $600m up to $1b
0.400% in excess of $1b up to $2b
0.380% in excess of $2b up to $3b
0.360% in excess of $3b up to $5b
0.340% in excess of $5b up to $8b
0.330% in excess of $8b

0.36% of the first $100m 0.31% of the next $150m 0.26% of the next $250m 0.23% of the next $500m 0.21% of the next $4b 0.20% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — American Funds Bond Fund — Class 2 (Inception: 4/30/1997)
Class 2	0.28%	1.08%	2.92%	3.33%	4.60%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	4.51%	5.34%
Lipper Core Bond Funds Average	(0.07)%	N/A	3.15%	4.04%	4.81%
Replacement Portfolio — HIMCO VIT Total Return Bond Fund — Related Composite (Inception: 8/1/1996)
Related Composite (gross)	0.61%	1.97%	4.22%	4.82%	6.24%
Related Composite (net)	0.10%	1.46%	3.70%	4.29%	5.71%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	4.51%	5.55%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166
HLA Separate Account 7 (File No. 811-09295)
C000061192

HPRM I	HLA Separate Account 7 (File No. 811-09295)
C000037969

Substitution No. 25.	MFS Total Return Bond Series (Initial Class; Service Class) replaced by HIMCO VIT Total Return Bond Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS Total Return Bond Series (Initial Class; Service Class)	HIMCO VIT Total Return Bond Fund (Class IB)

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

The fund’s investment objective is to seek total return with an emphasis on current income, but also considering capital appreciation.	The Fund seeks a competitive total return, with income as a secondary objective.

Principal Investment Strategies	Principal Investment Strategies

•                  MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests at least 80% of the fund’s net assets in debt instruments. Debt instruments include corporate bonds, U.S. Government securities, foreign government securities, asset-backed securities, municipal instruments, and other obligations to repay money borrowed.

•                  MFS primarily invests the fund’s assets in investment grade quality debt instruments, but may also invest in below investment grade quality debt instruments.

•                  MFS may invest the fund’s assets in foreign securities.

•                  While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments. Derivatives include futures, forward contracts, options, structured securities, and swaps.

•                  In conjunction with a team of investment research analysts, the portfolio managers select investments for the fund.

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in bonds that the Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”), considers to be attractive from a total return perspective along with current income.

•                  The Fund normally invests at least 65% of its portfolio in investment grade debt instruments and may invest up to 35% of its net assets in securities rated below investment grade (also known as “junk bonds”).

•                  Debt securities in which the Fund may invest include asset-backed and mortgage-related securities.

•                  The Fund normally invests in debt securities with a maturity of at least one year.

•                  The Fund may also invest its net assets in private debt and in bank loans or loan participation interests in secured or unsecured variable, fixed or floating rate loans to U.S. and foreign corporations, partnerships and other entities.

•                  The Fund may utilize derivatives to manage portfolio risk or for other investment purposes. The derivatives in which the Fund may invest include

•                  MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual instruments and their issuers. Quantitative models that systematically evaluate instruments may also be considered. In structuring the fund, MFS may also consider top-down factors.

futures and options, and swap agreements as well as forward foreign currency contracts and inverse floaters.

•                  The Fund may invest up to 15% of its net assets in preferred stocks, convertible securities, and securities accompanied by warrants to purchase equity securities.

•                  While the Fund will not make direct purchases of common stock, from time to time the Fund will hold positions in common stock as a result of certain events, such as among other things the exercise of conversion rights or warrants, as well as restructurings or bankruptcy plans of reorganization with respect to an issuer’s securities held by the Fund.

•                  Additionally, the Fund may invest in debt securities of foreign issuers, including from emerging markets, and up to 20% of its net assets in non-dollar denominated securities.

•                  The Fund may invest in securities and other instruments of any maturity or duration.

•                  The Fund may trade securities actively and may engage in short selling.

Principal Risks	Principal Risks

• Debt Market • Interest Rate • Credit • Foreign • Prepayment/Extension • Municipal • Derivatives • Leveraging • Counterparty and Third Party • Liquidity • Investment Selection

•                  Market

•                  Interest Rate

•                  Credit

•                  Call

•                  Mortgage- and Asset-Backed Securities

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Short Sales and Leverage

•                  Liquidity

•                  Event

•                  U.S. Government Securities

•                  Junk Bond

•                  Investment Strategy

•                  To Be Announced (TBA) Investments

•                  Active Trading

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of each Portfolio includes total return.  Each Portfolio seeks to achieve its investment objective by investing at least 80% of net assets in bonds and other debt securities, including investment-grade and non-investment grade debt securities.  In addition, each Portfolio also maintains the flexibility to invest in equity securities and foreign securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio’s investment objective emphasizes current income and considers capital appreciation (total return), whereas the Replacement Portfolio emphasizes total return (capital appreciation) and considers income.  Nonetheless, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Additionally, each Portfolio uses the Barclays U.S. Aggregate Bond Index as a performance benchmark index, which evidences that the Portfolios’ investment strategies are substantially similar.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $2.57 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $473.78 million of the net assets of the Existing Portfolio’s Initial Class shares, $173.33 million of the net assets of the Existing Portfolio’s Service Class shares, and $647.11 million of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	MFS Total Return Bond Series		HIMCO VIT Total Return Bond Fund
Share Class	Initial Class	Service Class	Class IB
Management Fee	0.50%	0.50%	0.25%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.20%
Other Expenses	0.04%	0.04%	0.05%
Total Annual Operating Expenses	0.54%	0.79%	0.50%
Fee Waiver / Expense Reimbursement	(0.01)%(91)	(0.01)%(92)	(0.01)%(93)

(91)  Massachusetts Financial Services Company has agreed in writing to reduce its management fee to 0.45% of the fund’s average daily net assets annually in excess of $2.5 billion to $5 billion, and 0.40% of the fund’s average daily net assets annually in excess of $5 billion.  This written agreement will remain in effect until modified by the fund’s Board of Trustees, but such agreement will continue until at least April 30, 2017.

Net Annual Operating Expenses	0.53%	0.78%	0.49%
Management Fee Breakpoint Schedule	0.50% of the first $2.5b 0.45% of the next $2.5b 0.40% over $5b		0.36% of the first $100m 0.31% of the next $150m 0.26% of the next $250m 0.23% of the next $500m 0.21% of the next $4b 0.20% in excess of $5b
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — MFS Total Return Bond Series — Initial Class (Inception: 10/24/1995)
Initial Class	(0.30)%	1.46%	3.66%	4.69%	5.47%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	4.51%	5.44%
Existing Portfolio — MFS Total Return Bond Series — Service Class (Inception: 5/1/2000)
Service Class	(0.58)%	1.20%	3.39%	4.42%	5.23%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	4.51%	5.44%
Replacement Portfolio — HIMCO VIT Total Return Bond Fund — Related Composite (Inception: 8/1/1996)
Related Composite (gross)	0.61%	1.97%	4.22%	4.82%	6.24%
Related Composite (net)	0.10%	1.46%	3.70%	4.29%	5.71%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	4.51%	5.55%

Contracts Affected

Suite	Contracts Affected
Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059455; C000005820; C000005831; C000005819; C000005821
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000005961; C000005972; C000005960; C000005962

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276;

(92)  See supra note 91.

(93)  See supra note 90.

C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 26.                                   Fidelity VIP Strategic Income Portfolio (Service Class 2) replaced by HIMCO VIT Strategic Income Bond Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Strategic Income Portfolio (Service Class 2)	HIMCO VIT Strategic Income Bond Fund (Class IB)

Investment Adviser	Investment Adviser

Fidelity Management & Research Company	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

Fidelity Investments Money Management, Inc.

FMR Co., Inc.

FIL Investment Advisors (UK) Limited

Fidelity Management & Research (Hong Kong) Limited

Fidelity Management & Research (Japan) Inc.

FIL Investment Advisors

FIA(UK)

FIL Investments (Japan) Limited

None

Investment Objective	Investment Objective

The fund seeks a high level of current income. The fund may also seek capital appreciation.	The Fund seeks to maximize long-term total return.

Principal Investment Strategies	Principal Investment Strategies

•                  Investing primarily in debt securities, including lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds).

•                  Allocating the fund’s assets among four general investment categories: high yield securities, U.S. Government and investment-grade securities, emerging markets securities, and foreign developed market securities.

•                  Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in bonds and bond-like instruments. Bond-like instruments include debt securities, bank loans, and loan participations, securitized instruments such as asset-backed and mortgage-backed securities, and derivatives that have economic characteristics similar to bonds.

•                  Potentially investing in equity securities.

•                  Using a neutral mix of approximately 45% high yield, 25% U.S. Government and investment-grade, 15% emerging markets, and 15% foreign developed markets.

•                  Analyzing a security’s structural features and current pricing, its issuer’s potential for success, and the credit, currency, and economic risks of the security and its issuer to select investments.

•                  Investing in Fidelity’s central funds (specialized investment vehicles used by Fidelity® funds to invest in particular security types or investment disciplines).

•                  The Fund will typically invest across a broad range of bonds and bond-like instruments including those of varying quality (non-investment grade and investment grade), issuer domicile (U.S. and non-U.S., including emerging markets), currency denomination (U.S. dollar and foreign currencies), and maturity (any maturity).

•                  The Fund may trade actively and is not required to invest in all the asset classes noted above at all times and may invest 100% of its assets in one asset class if the Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”), believes conditions warrant such investment.

•                  The Fund expects to utilize derivatives including, but not limited to, swaps, options, futures and forwards, in order to manage portfolio risk, replicate securities or for other investment purposes.

•                  The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis (to be announced (TBA) securities) and may engage in short sales.

•                  The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of dollar rolls or by using other similar investment techniques. A dollar roll transaction involves a sale by the Fund of a mortgage backed or other security concurrently with an agreement by the Fund to repurchase a similar security at a later date at an agreed upon price.

•                  The Fund may also engage in foreign exchange transactions and invest in other types of securities and instruments including, but not limited to, convertible securities (including contingent convertible bonds) and preferred stock.

•                  Any security rated “Ba” or lower by Moody’s, “BB” or lower by S&P or “BB” or lower by Fitch, or securities which, if unrated, are determined by Hartford Investment Management to be of comparable quality, are below-investment-grade. Securities rated below-investment-grade are commonly referred to as “high yield — high risk” or “junk bonds.” Foreign securities are securities issued by foreign corporations or governments, including issuers located in emerging markets.

Principal Risks	Principal Risks

• Stock Market Volatility • Interest Rate Changes • Foreign Exposure • Prepayment • Issuer-Specific Changes

•                  Market

•                  Interest Rate

•                  Credit

•                  Call

•                  Currency

•                  Junk Bond

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Futures and Options

•                  Short Sales and Leverage

•                  Swap Agreements

•                  Mortgage- and Asset-Backed Securities

•                  To Be Announced (TBA) Investments

•                  Dollar Rolls

•                  Loans and Loan Participations

•                  U.S. Government Securities

•                  Liquidity

•                  Active Trading

•                  Investment Strategy

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The investment objective of the Existing Portfolio (high level of current income and capital appreciation) is consistent with that of the Replacement Portfolio (maximizing long term total return).  Each Portfolio seeks to achieve its investment objective by investing primarily in bonds and other debt securities.  In addition, each Portfolio maintains the flexibility to invest in equity securities and foreign debt.  With respect to the Portfolios’ investments in foreign debt securities, each Portfolio maintains the flexibility to invest in emerging markets.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.  Only the Existing Portfolio’s investment objective specifically seeks current income and capital appreciation (total return), whereas the Replacement Portfolio emphasizes total return (capital appreciation) and considers income.  However, the Replacement Portfolio’s investments, especially those in equity securities, may provide Contract owners with capital appreciation.  In addition, the Existing Portfolio seeks to invest approximately 45%, 25%, 15%, and 15% of its assets in high-yield, U.S. Government and investment grade debt, foreign developed markets, and emerging markets, respectively.  On the other hand, the Replacement Portfolio generally holds a diversified portfolio of similar debt securities, but may invest 100% of its assets in any one asset class.  Nonetheless, both of the Portfolios generally seek to invest in a diversified mix of similar asset classes and have similar geographic focuses.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $1.19 billion.  As of December 31, 2015, the proposed Substitution will involve approximately $1.21 million of the net assets of the Existing Portfolio’s Service Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Strategic Income Portfolio		HIMCO VIT Strategic Income Bond Fund
Share Class	Service Class 2		Class IB
Management Fee	0.56%		0.33%
Distribution and/or Service Fees (12b-1 fees)	0.25%		0.20%
Other Expenses	0.13%		0.08%
Total Annual Operating Expenses	0.94%		0.61%
Fee Waiver / Expense Reimbursement	N/A		(0.05)%(94)
Net Annual Operating Expenses	0.94%		0.56%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fund Fee Rate		0.39% of the first $100m 0.34% of the next $150m 0.29% of the next $250m 0.26% of the next $500m 0.24% of the next $4b 0.23% in excess of $5b
	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.3700%
	3 - 6.3400
	6 - 9.3100

(94)  Hartford Investment Management Company has contractually agreed to reimburse expenses (exclusive of taxes, interest expense, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual operating expenses for the Class IB shares of the Fund at the annual rate of 0.56% of the Fund’s average daily net assets.  This contractual arrangement will remain in effect until April 30, 2018, and shall renew automatically for one-year terms unless the investment manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

9 - 12.2800
12 - 15.2500
15 - 18.2200
18 - 21.2000
21 - 24.1900
24 - 30.1800
30 - 36.1750
36 - 42.1700
42 - 48.1650
48 - 66.1600
66 - 84.1550
84 - 120.1500
120 - 156.1450
156- 192.1400
192 - 228.1350
228 - 264.1300
264 - 300.1275
300 - 336.1250
336 - 372.1225
372 - 408.1200
408 - 444.1175
444 - 480.1150
480 - 516.1125
516- 587.1100
587 - 646.1080
646 - 711.1060
711 - 782.1040
782 - 860.1020
860 - 946.1000
946 - 1,041.0980
1,041 - 1,145.0960
1,145 - 1,260.0940
1,260 - 1,386.0920
1,386 - 1,525.0900
1,525 - 1,677.0880
1,677 - 1,845.0860
Over 1,845.0840

Individual Fund Fee Rate
0.4500%

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Fidelity VIP Strategic Income Portfolio — Service Class 2 (Inception: 12/23/2003)
Service Class 2	(1.94)%	0.47%	3.15%	5.32%	5.35%
Barclays U.S. Universal Bond Index	0.43%	1.51%	3.46%	4.67%	4.55%
Fidelity Strategic Income Composite Index	(2.36)%	N/A	3.67%	5.69%	N/A
The BofA Merrill Lynch US High Yield Constrained Index	(4.61)%	1.65%	(4.84)%	6.82%	6.82%
Replacement Portfolio — HIMCO VIT Strategic Income Bond Fund — Related Composite (Inception: 6/1/2007)
Related Composite (gross)	0.15%	0.99%	4.45%	N/A	4.70%
Related Composite (net)	(0.46)%	0.38%	3.81%	N/A	4.06%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	N/A	4.61%
Bank of America Merrill Lynch U.S. Dollar LIBOR 3 Month Constant Maturity Index	0.24%	0.25%	0.31%	N/A	1.15%

Contracts Affected

Suite	Contracts Affected
HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

Substitution No. 27.	Franklin Strategic Income VIP Fund (Class 1; Class 2; Class 4) replaced by HIMCO VIT Strategic Income Bond Fund (Class IB)

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin Strategic Income VIP Fund (Class 1, Class 2, Class 4)	HIMCO VIT Strategic Income Bond Fund (Class IB)

Investment Adviser	Investment Adviser

Franklin Advisers, Inc.	Hartford Investment Management Company

Sub-Adviser	Sub-Adviser

None	None

Investment Objective	Investment Objective

High level of current income. A secondary goal is long-term capital appreciation.	The Fund seeks to maximize long-term total return.

Principal Investment Strategies	Principal Investment Strategies

• Under normal market conditions, the Fund invests its assets primarily to predominantly in U.S. and foreign	• Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any debt securities, including those in emerging markets. Debt securities include all varieties of fixed and floating rate income securities, including bonds, U.S. and foreign government and agency securities, corporate loans (and loan participations), mortgage-backed securities and other asset-backed securities, convertible securities and municipal securities.

•                  The Fund shifts its investments among various classes of debt securities and at any given time may have a substantial amount of its assets invested in any class of debt security.

•                  The Fund may invest up to 100% of its assets in high yield, lower-quality debt securities (also known as “junk bonds”). The below-investment grade debt securities in which the Fund invests are generally rated at least Caa by Moody’s Investors Service (Moody’s) or CCC by Standard & Poor’s (S&P®) or are unrated securities the Fund’s investment manager determines are of comparable quality.

•                  The Fund may also invest in many different securities issued or guaranteed by the U.S. government or by non-U.S. governments or their respective agencies or instrumentalities, including mortgage-backed securities and inflation-indexed securities issued by the U.S. Treasury.

•                  For purposes of pursuing its investment goals, the Fund regularly enters into various currency-related transactions involving derivative instruments, including currency and cross currency forwards, currency swaps, currency and currency index futures contracts and currency options.

•                  The Fund may also enter into interest rate and credit-related transactions involving derivative instruments, including interest rate, fixed income total return and credit default swaps and bond/interest rate futures contracts. The use of these derivative transactions may allow the Fund to obtain net long or net short exposures to selected currencies, interest rates, countries, durations or credit risks. These derivative instruments may be used for hedging purposes, to enhance Fund returns or to obtain exposure to various market sectors.

•                  The Fund uses an active allocation strategy to try to achieve its investment goals. The investment manager uses a “top-down” analysis of macroeconomic trends combined with a “bottom-up” fundamental analysis of market sectors, industries, and issuers to try to take advantage of varying sector borrowings for investment purposes) in bonds and bond-like instruments. Bond-like instruments include debt securities, bank loans, and loan participations, securitized instruments such as asset-backed and mortgage-backed securities, and derivatives that have economic characteristics similar to bonds.

•                  The Fund will typically invest across a broad range of bonds and bond-like instruments including those of varying quality (non-investment grade and investment grade), issuer domicile (U.S. and non-U.S., including emerging markets), currency denomination (U.S. dollar and foreign currencies), and maturity (any maturity).

•                  The Fund may trade actively and is not required to invest in all the asset classes noted above at all times and may invest 100% of its assets in one asset class if the Fund’s investment manager, Hartford Investment Management Company (“Hartford Investment Management”), believes conditions warrant such investment.

•                  The Fund expects to utilize derivatives including, but not limited to, swaps, options, futures and forwards, in order to manage portfolio risk, replicate securities or for other investment purposes.

•                  The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis (to be announced (TBA) securities) and may engage in short sales.

•                  The Fund may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of dollar rolls or by using other similar investment techniques. A dollar roll transaction involves a sale by the Fund of a mortgage backed or other security concurrently with an agreement by the Fund to repurchase a similar security at a later date at an agreed upon price.

•                  The Fund may also engage in foreign exchange transactions and invest in other types of securities and instruments including, but not limited to, convertible securities (including contingent convertible bonds) and preferred stock.

•                  Any security rated “Ba” or lower by Moody’s, “BB” or lower by S&P or “BB” or lower by Fitch, or securities which, if unrated, are determined by Hartford Investment Management to be of reactions to economic events.

comparable quality, are below-investment-grade. Securities rated below-investment-grade are commonly referred to as “high yield — high risk” or “junk bonds.” Foreign securities are securities issued by foreign corporations or governments, including issuers located in emerging markets.

Principal Risks	Principal Risks

•                  Credit

•                  Interest Rate

•                  High-Yield Debt Securities

•                  Market

•                  Income

•                  Variable Rate Securities

•                  Foreign Securities

•                  Sovereign Debt Securities

•                  Emerging Market Countries

•                  Mortgage-Backed and Asset-Backed Securities

•                  Floating Rate Corporate Investments

•                  Derivative Instruments

•                  Currency Management Strategies

•                  Liquidity

•                  Management

•                  Market

•                  Interest Rate

•                  Credit

•                  Call

•                  Currency

•                  Junk Bond

•                  Foreign Investments

•                  Emerging Markets

•                  Derivatives

•                  Futures and Options

•                  Short Sales and Leverage

•                  Swap Agreements

•                  Mortgage- and Asset-Backed Securities

•                  To Be Announced (TBA) Investments

•                  Dollar Rolls

•                  Loans and Loan Participations

•                  U.S. Government Securities

•                  Liquidity

•                  Active Trading

•                  Investment Strategy

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks.  The Existing Portfolio and the Replacement Portfolio are each actively managed.  The Existing Portfolio’s investment objective (high level of current income and secondarily capital appreciation) is consistent with that of the Replacement Portfolio (maximizing long term total return).  Each Portfolio seeks to achieve its investment objective by primarily investing in a diversified portfolio of debt securities, including investment-grade debt securities, non-investment grade securities, government debt securities, and foreign debt securities.  With respect to the Portfolios’ investments in foreign debt securities, each Portfolio maintains the flexibility to invest in emerging markets.  In addition, each Portfolio may invest in equity securities.

Although slight differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar.

Even though the Portfolios’ investment objectives and strategies may slightly differ, the Portfolios generally invest in similar asset classes and have similar geographic focuses.  Additionally, the Portfolios each use the Barclays U.S. Aggregate Bond Index as a performance benchmark index, which further evidences that the Portfolios’ investment strategies are substantially similar.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles.  Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics.  Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of December 31, 2015 were approximately $736.82 million.  As of December 31, 2015, the proposed Substitution will involve approximately $397.14 million of the net assets of the Existing Portfolio’s Class 1 shares, $15.08 million of the net assets of the Existing Portfolio’s Class 2 shares, $91.30 million of the net assets of the Existing Portfolio’s Class 4 shares, and $503.52 million of the Existing Portfolio’s total net assets.

	Existing Portfolio			Replacement Portfolio
	Franklin Strategic Income VIP Fund			HIMCO VIT Strategic Income Bond Fund
Share Class	Class 1	Class 2	Class 4	Class IB
Management Fee	0.58%	0.58%	0.58%	0.33%
Distribution and/or Service Fees (12b-1 fees)	N/A	0.25%	0.35%	0.20%
Other Expenses	0.05%	0.05%	0.05%	0.08%
Acquired Fund Fees and Expenses	0.01%	0.01%	0.01%	N/A
Total Annual Operating Expenses	0.64%	0.89%	0.99%	0.61%
Fee Waiver / Expense Reimbursement	(0.01)%(95)	(0.01)%(96)	(0.01)%(97)	(0.05)%(98)
Net Annual Operating Expenses	0.63%	0.88%	0.98%	0.56%
Management Fee Breakpoint Schedule	0.625% up to $500m 0.525% over $500m up to $1b 0.480% over $1b up to $1.5b 0.435% over $1.5b up to $6.5b			0.39% of the first $100m 0.34% of the next $150m 0.29% of the next $250m 0.26% of the next $500m

(95)  The investment manager has contractually agreed in advance to reduce its fee as a result of the Fund’s investment in a Franklin Templeton money fund (acquired fund) for at least the next 12-month period.  Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time periods set forth above.

(96)  See supra note 95.

(97)  See supra note 95.

(98)  See supra note 94.

	0.415% over $6.5b up to $11.5b 0.400% over $11.5b up to $16.5b 0.390% over $16.5b up to $19b 0.380% over $19b up to $21.5b 0.370% in excess of $21.5b			0.24% of the next $4b 0.23% in excess of $5b

Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	N/A	0.25%	0.35%	0.20%

Performance History

	1 Year	3 Years	5 Years	10 Years	Since Portfolio’s / Related Composite’s Inception
Existing Portfolio — Franklin Strategic Income VIP Fund — Class 1 (Inception: 7/1/1999)
Class 1	(3.62)%	0.63%	3.45%	5.47%	6.23%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	4.51%	5.25%
Lipper Multi-Sector Income Funds Classification Average	(1.68)%	N/A	3.46%	4.74%	N/A
Existing Portfolio — Franklin Strategic Income VIP Fund — Class 2 (Inception: 5/15/2001)
Class 2	(3.87)%	0.39%	3.19%	5.20%	5.97%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	4.51%	5.25%
Lipper Multi-Sector Income Funds Classification Average	(1.68)%	N/A	3.46%	4.74%	N/A
Existing Portfolio — Franklin Strategic Income VIP Fund — Class 4 (Inception: 2/29/2008)(99)
Class 4	(3.98)%	0.27%	3.08%	5.17%	5.85%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	4.51%	5.25%
Lipper Multi-Sector Income Funds Classification Average	(1.68)%	N/A	3.46%	4.74%	N/A
Replacement Portfolio — HIMCO VIT Strategic Income Bond Fund — Related Composite (Inception: 6/1/2007)
Related Composite (gross)	0.15%	0.99%	4.45%	N/A	4.70%
Related Composite (net)	(0.46)%	0.38%	3.81%	N/A	4.06%
Barclays U.S. Aggregate Bond Index	0.55%	1.44%	3.25%	N/A	4.61%
Bank of America Merrill Lynch U.S. Dollar LIBOR 3 Month Constant Maturity Index	0.24%	0.25%	0.31%	N/A	1.15%

Contracts Affected

Suite	Contracts Affected
Director M / Morgan Stanley Proprietary Products	HL Separate Account 3 (File No. 811-08584)
C000005742; C000005743; C000005740; C000005741
HLA Separate Account 3 (File No. 811-08580)
C000006007; C000006008; C000006006; C000006005

(99)  Historical performance for Class 4 shares prior to their inception in 2008 is based on the performance of Class 1 shares, which do not assess a rule 12b-1 plan fee.

Leaders I	HL Separate Account 7 (File No. 811-04972)
C000005822; C000059452; C000059453; C000059454; C000059455; C000005820; C000059423; C000005831; C000059424; C000005819; C000059437; C000005821; C000059438
HLA Separate Account 7 (File No. 811-09295)
C000005963; C000059457; C000059458; C000005972; C000059425; C000005961; C000005960; C000005962; C000059439; C000005964

Leaders II-III	HL Separate Account 7 (File No. 811-04972)

C000059368; C000005818; C000059369; C000059370; C000062644; C000059371; C000059372; C000005824; C000005825; C000005826; C000059374; C000005827; C000059375; C000062646; C000059376; C000059378; C000005828; C000005829; C000005830

HLA Separate Account 7 (File No. 811-09295)
C000005959; C000062645; C000059373; C000005965; C000005966; C000005967; C000005968; C000062647; C000059379; C000005969; C000005970; C000005971

Leaders IV	HL Separate Account 7 (File No. 811-04972)
C000061166; C000061167; C000061266; C000061271; C000061273; C000061276; C000061270; C000061264; C000061265; C000061272; C000061274; C000061275
HLA Separate Account 7 (File No. 811-09295)
C000061168; C000061192; C000061177

HPRM I	HL Separate Account 7 (File No. 811-04972)
C000061190; C000080961; C000080962
HLA Separate Account 7 (File No. 811-09295)
C000037969; C000061191; C000078889

HPRM II-III	HL Separate Account 7 (File No. 811-04972)
C000093059; C000093060; C000093064; C000105760; C000105761; C000105762
HLA Separate Account 7 (File No. 811-09295)
C000093061; C000093063; C000103263; C000105764

D.            Contract Level Information

1.              Number of Underlying Registered Open-End Management Investment Companies Available Under Each Contract Before and After the Proposed Substitutions

The following table lists the total number of underlying registered open-end management investment companies, as well as the number of equity, fixed income, balanced allocation, and money market funds, available under each Contract before and after the Substitutions proposed in this Application and the Concurrent Application.  The table also lists the number of Morningstar investment categories associated with each Contract’s underlying registered open-end management investment companies before and after the Substitutions proposed in this Application and the Concurrent Application.

1933 Act File No.	Contract / Class Identifier	Total No. of Funds Before / After Sub.	No. of Equity Funds Before / After Sub.	No. of Fixed Income Funds Before / After Sub.	No. of Balanced Allocation Funds Before / After Sub.	No. of Money Market Funds Before / After Sub.	No. of Categories Before / After Sub.

Director M / Morgan Stanley Proprietary Products Suite — HL Separate Account 3 (File No. 811-08584)

333-35000	C000005742	34 / 23	26 / 16	5 / 5	2 / 1	1 / 1	15 / 16

333-69493	C000005743	28 / 22	21 / 15	4 / 4	2 / 1	1 / 1	14 / 15

333-101927	C000005740	35 / 24	26 / 16	6 / 6	2 / 1	1 / 1	16 / 17

333-102625	C000005741	35 / 24	26 / 16	6 / 6	2 / 1	1 / 1	16 / 17

333-119414	C000059350	57 / 43	46 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059351	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059352	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059353	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059354	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000005733	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059355	60 / 47	49 / 36	6 / 6	4 / 4	1 / 1	19 / 19
	C000059356	58 / 45	47 / 34	6 / 6	4 / 4	1 / 1	19 / 19
	C000059357	62 / 49	50 / 37	6 / 6	5 / 5	1 / 1	20 / 20

333-119415	C000005737	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19

333-119417	C000059361	57 / 43	46 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059362	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059363	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059364	58 / 45	47 / 34	6 / 6	4 / 4	1 / 1	19 / 19
	C000005739	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059365	60 / 47	49 / 36	6 / 6	4 / 4	1 / 1	19 / 19
	C000059366	62 / 49	50 / 37	6 / 6	5 / 5	1 / 1	20 / 20

333-119419	C000005736	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19

333-119422	C000059359	57 / 43	46 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000005738	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059360	60 / 47	49 / 36	6 / 6	4 / 4	1 / 1	19 / 19

333-136543	C000037958	32 / 25	23 / 17	5 / 5	3 / 2	1 / 1	18 / 16

Director M / Morgan Stanley Proprietary Products Suite — HLA Separate Account 3 (File No. 811-08580)

333-34998	C000006007	34 / 23	26 / 16	5 / 5	2 / 1	1 / 1	15 / 16

333-69491	C000006008	28 / 22	21 / 15	4 / 4	2 / 1	1 / 1	14 / 15

333-102628	C000006006	35 / 24	26 / 16	6 / 6	2 / 1	1 / 1	16 / 17

333-119416	C000006003	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19

333-119418	C000005998	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059358	62 / 49	50 / 37	6 / 6	5 / 5	1 / 1	20 / 20

333-119420	C000006002	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19

333-119421	C000006004	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19
	C000059367	62 / 49	50 / 37	6 / 6	5 / 5	1 / 1	20 / 19

333-119423	C000006001	56 / 43	45 / 32	6 / 6	4 / 4	1 / 1	19 / 19

333-101928	C000006005	35 / 24	26 / 16	6 / 6	2 / 1	1 / 1	16 / 17

333-136545	C000037959	32 / 25	23 / 17	5 / 5	3 / 2	1 / 1	18 / 16

Leaders I Suite — HL Separate Account 7 (File No. 811-04972)

333-40414	C000005822	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20
	C000059452	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	C000059453	47 / 25	37 / 16	6 / 6	3 / 2	1 / 1	23 / 20
	C000059454	45 / 23	35 / 14	6 / 6	3 / 2	1 / 1	23 / 20
	C000059455	48 / 22	37 / 13	7 / 6	3 / 2	1 / 1	22 / 19
	C000059456	24 / 24	17 / 17	4 / 4	2 / 2	1 / 1	15 / 15

333-68463	C000005820	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20

333-69475	C000059423	47 / 25	37 / 16	6 / 6	3 / 2	1 / 1	23 / 20
	C000005831	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20
	C000059424	45 / 23	35 / 14	6 / 6	3 / 2	1 / 1	23 / 20

333-70153	C000005819	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20

333-91927	C000059437	47 / 25	37 / 16	6 / 6	3 / 2	1 / 1	23 / 20
	C000005821	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20
	C000059438	45 / 23	35 / 14	6 / 6	3 / 2	1 / 1	23 / 20

Leaders I Suite — HLA Separate Account 7 (File No. 811-09295)

333-40410	C000005963	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20
	C000059457	47 / 25	37 / 16	6 / 6	3 / 2	1 / 1	23 / 20
	C000059458	45 / 23	35 / 14	6 / 6	3 / 2	1 / 1	23 / 20

333-76419	C000005972	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20
	C000059425	45 / 23	35 / 14	6 / 6	3 / 2	1 / 1	23 / 20

333-76423	C000005961	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20

333-76425	C000005960	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20

333-91921	C000005962	47 / 21	36 / 12	7 / 6	3 / 2	1 / 1	23 / 20
	C000059439	45 / 23	35 / 14	6 / 6	3 / 2	1 / 1	23 / 20

333-95785	C000005964	39 / 19	30 / 11	5 / 5	3 / 2	1 / 1	21 / 18

Leaders II-III Suite — HL Separate Account 7 (File No. 811-04972)

333-101932	C000059368	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19
C000005818
	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	C000059369	49 / 24	38 / 15	7 / 6	3 / 2	1 / 1	22 / 20
C000059370
	(I)	50 / 24	38 / 14	8 / 7	3 / 2	1 / 1	23 / 21
	(II)	49 / 24	37 / 14	8 / 7	3 / 2	1 / 1	23 / 21
	C000062644	55 / 25	42 / 14	9 / 8	3 / 2	1 / 1	23 / 19
	C000059371	47 / 22	36 / 13	7 / 6	3 / 2	1 / 1	22 / 19
C000059372
	(I/IR)	52 / 26	40 / 16	7 / 6	4 / 3	1 / 1	23 / 21
	(II)	51 / 26	39 / 16	7 / 6	4 / 3	1 / 1	23 / 21

333-101937	C000005824
	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19

333-101942	C000005825
	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19

333-101948	C000005826
	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 /19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 /19

333-101954	C000059374
	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19
C000005827
	(II/IR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	C000059375	49 / 24	38 / 15	7 / 6	3 / 2	1 / 1	22 / 20
	C000062646	55 / 25	42 / 14	9 / 8	3 / 2	1 / 1	23 / 19
C000059376
	(II/IIR)	48 / 22	37 / 13	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	47 / 22	36 / 13	7 / 6	3 / 2	1 / 1	22 / 19
	C000059377	24 / 24	17 / 17	4 / 4	2 / 2	1 / 1	15 / 15
C000059378
	(I/IR)	52 / 26	40 / 16	7 / 6	4 / 3	1 / 1	23 / 21
	(II)	51 / 26	39 / 16	7 / 6	4 / 3	1 / 1	23 / 21

333-104356	C000005828	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19

333-105254	C000005829	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19

333-105270	C000005830	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19

Leaders II-III Suite — HLA Separate Account 7 (File No. 811-09295)

333-101933	C000005959

	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	C000062645	55 / 25	42 / 14	9 / 8	3 / 2	1 / 1	23 / 19
C000059373
	(I/IR)	52 / 26	40 / 16	7 / 6	4 / 3	1 / 1	23 / 21
	(II)	51 / 26	39 / 16	7 / 6	4 / 3	1 / 1	23 / 21

333-101936	C000005965
	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19

333-101943	C000005966
	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19

333-101949	C000005967
	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19

333-101955	C000005968
	(II/IIR)	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	(III)	45 / 20	34 / 11	7 / 6	3 / 2	1 / 1	22 / 19
	C000062647	55 / 25	42 / 14	9 / 8	3 / 2	1 / 1	23 / 19
C000059379
	(I/IR)	52 / 26	40 / 16	7 / 6	4 / 3	1 / 1	23 / 21
	(II)	51 / 26	39 / 16	7 / 6	4 / 3	1 / 1	23 / 21

333-104367	C000005969	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19

333-105256	C000005970	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19

333-105272	C000005971	46 / 20	35 / 11	7 / 6	3 / 2	1 / 1	22 / 19

Leaders IV Suite — HL Separate Account 7 (File No. 811-04972)

333-148553	C000061166	76 / 44	57 / 28	11 / 10	7 / 5	1 / 1	22 / 21

333-148554	C000061167	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 21

333-148570	C000061266	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 21
	C000061271	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 21
	C000061273	80 / 56	61 / 38	11 / 11	7 / 6	1 / 1	22 / 21
	C000061276	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 21
	C000061270	80 / 56	60 / 37	12 / 12	7 / 6	1 / 1	23 / 23
	C000061264	78 / 54	59 / 36	11 / 11	7 / 6	1 / 1	22 / 21
	C000061265	78 / 54	59 / 36	11 / 11	7 / 6	1 / 1	22 / 21
	C000061272	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 21
	C000061274	80 / 56	61 / 38	11 / 11	7 / 6	1 / 1	22 / 21
	C000061275	80 / 56	61 / 38	11 / 11	7 / 6	1 / 1	22 / 21

Leaders IV Suite — HLA Separate Account 7 (File No. 811-09295)

333-148555	C000061168	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 21
333-148566	C000061192	76 / 44	57 / 28	11 / 10	7 / 5	1 / 1	22 / 21
333-148561	C000061177	76 / 52	57 / 34	11 / 11	7 / 6	1 / 1	22 / 21

HPRM I Suite — HL Separate Account 7 (File No. 811-04972)

333-148564	C000061190	58 / 42	41 / 27	11 / 10	5 / 4	1 / 1	23 / 19
	C000080961	62 / 46	45 / 31	11 / 10	5 / 4	1 / 1	23 / 20
	C000080962	60 / 44	43 / 29	11 / 10	5 / 4	1 / 1	23 / 20

HPRM I Suite — HLA Separate Account 7 (File No. 811-09295)

333-136548	C000037969	58 / 34	41 / 21	11 / 9	5 / 3	1 / 1	23 / 19
333-148565	C000061191	58 / 42	41 / 27	11 / 10	5 / 4	1 / 1	23 / 19
333-159547	C000078889	58 / 42	41 / 27	11 / 10	5 / 4	1 / 1	23 / 19

HPRM II-III Suite — HL Separate Account 7 (File No. 811-04972)

333-168986	C000093059	62 / 48	42 / 30	11 / 10	8 / 7	1 / 1	24 / 20
	C000093060	64 / 50	44 / 32	11 / 10	8 / 7	1 / 1	24 / 21

333-168990	C000093064	66 / 52	46 / 34	11 / 10	8 / 7	1 / 1	24 / 22
333-176149	C000105760	66 / 52	46 / 34	11 / 10	8 / 7	1 / 1	24 / 22
333-176150	C000105761	62 / 48	42 / 30	11 / 10	8 / 7	1 / 1	24 / 20
	C000105762	64 / 50	44 / 32	11 / 10	8 / 7	1 / 1	24 / 21

HPRM II-III Suite — HLA Separate Account 7 (File No. 811-09295)

333-168987	C000093061	62 / 48	42 / 30	11 / 10	8 / 7	1 / 1	24 / 20
333-168989	C000093063	62 / 48	42 / 30	11 / 10	8 / 7	1 / 1	24 / 20
333-174679	C000103263	61 / 41	42 / 25	11 / 9	7 / 6	1 / 1	24 / 20
333-176152	C000105764	62 / 48	42 / 30	11 / 10	8 / 7	1 / 1	24 / 20

E.            Policies and Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Section 26 Applicants propose to follow the policies and procedures set forth below.

1.              Redemption or Purchase of Shares.

The Hartford Insurance Companies will effect the Substitutions as soon as practicable following the issuance of both requested orders in connection with this Application and the Concurrent Application.  The Hartford Insurance Companies will use shared communications and coordinated operations to implement the requested orders.  The Hartford Insurance Companies will likely need to effect the Substitutions over a period of time for administrative reasons.  As of the Substitution Date, the Separate Accounts will redeem shares of the Existing Portfolios for cash or in-kind.(100)  The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times.(101)  Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants.  The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.  As such, the Section 26 Applicants believe that the procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the Substitution will be equal to the cash value immediately before the Substitution.

In the event that a Replacement Portfolio or HIMCO declines to accept, on behalf of the Replacement Portfolio, securities redeemed in-kind by an Existing Portfolio, the Section 26 Applicants expect that such Existing Portfolio will instead provide cash equal to the value of the

(100)  All in-kind redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group.  See Signature Financial Group (pub. avail. Dec. 28, 1999) (“Signature”).

(101)  For administrative convenience, the in-kind transactions may be effected through a direct transfer of securities and cash between the custodian(s) for the Existing Portfolio and the custodian for the corresponding Replacement Portfolio, followed by the distribution of shares of the Replacement Portfolio to the applicable Separate Account(s).

declined securities so that the Contract owner’s contract values will not be adversely affected or diluted.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions.  The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.  The Hartford Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.  No fees or charges will be assessed to the affected Contract owners to effect the Substitutions.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

Redemptions and repurchases that occur in connection with effecting the Substitution will not count as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts.  From the date the Pre-Substitution Notice, as defined below, through thirty days following the Substitution Date, Contract owners may transfer Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available investment option under the Contract without charge and without imposing any transfer limitations.  Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations.  Moreover, the Hartford Insurance Companies will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.(102)

Finally, before effecting any Substitution, the Hartford Insurance Companies shall have satisfied themselves that: (i) the Contracts allow the substitution of shares of portfolios in the manner contemplated by the Application, (ii) the Substitutions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.              Limits on Expenses

For each Substitution, the Section 26 Applicants estimate that total and net annual operating expenses of the Replacement Portfolio are lower than those of the Existing Portfolio.  Moreover, for each Substitution, the combined management fee and Rule 12b-1 fee of the Replacement Portfolio is

(102)  One exception to this would be restrictions that the Hartford Insurance Companies may impose to detect or deter disruptive, frequent trading activities by Contract owners or their agents.

lower than that of the Existing Portfolio.  Consistent with prior substitution applications, the Section 26 Applicants agree that, during a period of two years following the Substitution Date, for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, the Hartford Insurance Companies will reimburse, on the last business day of each fiscal quarter, the Contract owners whose subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Portfolio for fiscal year 2015.  In addition, the Hartford Insurance Companies will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

3.              Contract Owner Notification

At least 30 days prior to the Substitution Date, Contract owners will be notified via prospectus supplements, which will be filed with the Commission pursuant to Rule 497 under the 1940 Act, that the Section 26 Applicants received or expect to receive Commission approval of the applicable proposed Substitutions and of the anticipated Substitution Date (the “Pre-Substitution Notice”).  In addition, the Pre-Substitution Notice will:

•                  Advise Contract owners that Contract values attributable to investments in the Existing Portfolios will be transferred to the Replacement Portfolios, without any charge that would otherwise apply and without being subject to any limitations on transfers, on the Substitution Date;

•                  State that, from the date of the Pre-Substitution Notice through the date thirty (30) days after the Substitutions, Contract owners may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option without charge and without imposing any transfer limitations;

•                  Advise Contract owners with guaranteed living and/or death benefit riders, as applicable, of the following:

•                  They may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other investment option available under their respective riders without charge and without imposing any transfer limitations;

•                  They may transfer Contract value to at least one allocation model that will be comprised wholly of subaccounts that are invested in registered open-end management companies that are not subject to the proposed Substitutions; and

•                  Their riders will terminate if they allocate premium payments or Contract value to subaccounts that are not available for investment under their respective riders, or exceed any limits thereunder, after the Contract owner receives a warning that he or she has selected an ineligible subaccount, or will exceed the rider’s limitations, and nonetheless chooses to proceed with the request.

•                  Inform Contract owners that, except as described in the market timing/short-term trading provision of the relevant prospectus, the Hartford Insurance Companies will not exercise any rights reserved under the Contracts to impose restrictions on transfers among the subaccounts under the Contracts, including limitations on the future number of transfers, through at least thirty (30) days after the Substitution Date.

The Section 26 Applicants will also deliver to affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.  In addition, within five (5) business days after the Substitution Date, Contract owners whose assets are allocated to a Replacement Portfolio as part of the proposed Substitutions will be sent a written notice (each, a “Confirmation”) informing them that the Substitutions were carried out as previously notified.  The Confirmation also will restate the information set forth in the Pre-Substitution Notice.  The Confirmation will also reflect the Contract owners Contract values before and after the Substitution(s).

4.              State Approval

The Hartford Insurance Companies will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

V.                                    Request for Order of Approval under Section 26(c) of the 1940 Act

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

A.            Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission.  Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.(103)  The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.  For the reasons described below, the Section 26 Applicants submit that the Substitutions meet the standards set forth in Section

(103)  House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

B.            Basis for a Section 26(c) Order

As previously indicated, the Hartford Insurance Companies have reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts.  The Contracts and the Contracts’ prospectuses disclose this right.  The Hartford Insurance Companies have reserved this right of substitution to protect themselves, the Separate Accounts, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account.  Additionally, the Hartford Insurance Companies intended this reservation of right to preserve the opportunity to replace investment options available under the Contracts in those situations where a substitution could benefit the Hartford Insurance Companies, the Separate Accounts, and Contract owners.

The Section 26 Applicants believe that each Replacement Portfolio and its corresponding Existing Portfolio(s) have substantially similar principal investment strategies and risks.  To the extent that differences in risks and strategies do exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitutions.

Furthermore, following the proposed Substitutions, Contract owners will continue to have a similarly diverse array of investment options.  The ultimate effect of the proposed Substitutions will be to streamline and simplify the investment line-ups that are available to Contract owners under the affected Contracts by removing overlapping and duplicative investment options.  The Section 26 Applicants do not believe that the proposed Substitutions will materially reduce the diversity of investment styles that are available under the Contracts.  The Substitutions also will permit the Hartford Insurance Companies to present information to its Contract owners in a simpler and more concise manner.  It is anticipated that after the Substitutions, Contract owners will be provided with disclosure documents that contain a simpler presentation of the available investment options under the Contracts.

Each Substitution protects the Contract owners who have Contract value allocated to an Existing Portfolio by: (1) providing similar Replacement Portfolios; (2) generally providing such Contract owners with simpler disclosure documents; and (3) generally providing Contract owners with investment options that would have total and net annual operating expense ratios lower than their investment options before the Substitutions.  In addition, the Section 26 Applicants submit that the proposed Substitutions meet the standards that the Commission and the Staff have applied to substitutions that have been approved in the past,(104) including substitution applications that involved

(104)  See, e.g., The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-31993 (Feb, 19, 2016) (Order) File No. 812-14449; Horace Mann Life Insurance Company, et al., Rel. No. IC-31744 (Aug. 7, 2015) (Order) File No. 812-14336; Voya Retirement Insurance and Annuity Company, et al., Rel. No. IC-31599 (May 12, 2015) (Order) File No. 812-14302; Pacific Life Insurance Company, et al., Rel. No. IC-31499 (Mar. 6, 2015) (Order) File No. 812-14359; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31023 (Apr. 22, 2014) (Order) File No. 812-14221; Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30517 (May 14, 2013) (Order) File No. 812-14063; AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order) File No. 812-14036; Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order) File No. 812-13903; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29570 (Jan. 24, 2011) (Order) File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. 29505 (Nov. 22, 2010) (Order) File No. 812-13648; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29211 (Apr. 20, 2010) (Order) File No. 812-13700; Nationwide Life Ins. Co., et al., Rel. No. 28815 (July 8, 2009) (Order) File No. 812-13495; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-28699 (Apr. 20, 2009) (Order) File No. 812-13588.

replacement funds with no or a limited history of operations(105) and replacement portfolios that primarily rely on quantitative techniques to select securities.(106)

The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect other aspects of the Contracts.  In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase, and potentially the annuity phase, of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts.  Accordingly, investments in the Replacement Portfolios may be temporary investments for Contract owners, as each Contract owner may exercise his or her own judgment as to the most appropriate investment alternative available under the Contract.  In this regard, the proposed Substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts.

In addition, the Substitutions will not result in the loss of any Contract guarantees because, to the extent that an Existing Portfolio is a permissible investment option under a rider, its corresponding Replacement Portfolio will also be a permissible investment option under the rider.  Accordingly, no Contract owner will involuntarily lose his or her rider(s) as a result of any proposed Substitution.

Moreover, the Section 26 Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other “market timing” activity) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Contract owners at least thirty (30) days before the Substitution Date) and ending no earlier than thirty (30) days after the Substitution Date.  This reduces the likelihood of being invested in an undesired investment option, with the discretion remaining with the Contract owners.  The proposed Substitutions, therefore, will not result in the type of forced redemption that Section 26(c) was designed to prevent.

(105)  See, e.g., Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order) File No. 812-13903; Nationwide Life Insurance Company, et al., Rel. No. 29505 (Nov. 22, 2010) (Order) File No. 812-13648; Nationwide Life Ins. Co., et al., Rel. No. 28815 (July 8, 2009) (Order) File No. 812-13495.

(106)  See, e.g., John Hancock Life Insurance Co., et al., Rel. No. 27781 (Apr. 16, 2007) (Order) File No. 812-13318.

The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts.  Specifically, the proposed Substitutions will not affect the type of benefits offered by the Hartford Insurance Companies under the Contracts, or numerous other rights and privileges associated with the Contracts.  In deciding to purchase the Contract, a Contract owner may have considered the Hartford Insurance Companies’ respective sizes, financial conditions, and reputations for service.  These factors will not change as a result of the proposed Substitutions, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract owners.

VI.                               REQUEST FOR AN ORDER UNDER SECTION 17(b)

The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Hartford Insurance Companies to carry out each of the proposed Substitutions.

A.            Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; . . . (E) if such other person is an investment company, any investment adviser thereof . . . .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Because the proposed Substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the proposed Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons.  The proposed transactions may involve a transfer of portfolio securities by the Existing Portfolios to the Separate Accounts.  Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Portfolios with the portfolio securities received from the Existing Portfolios.  Accordingly, to the extent the Separate Accounts and the Existing Portfolios, and the Separate Accounts and the Replacement Portfolios, are deemed to be affiliated persons of one another under Section 2(a)(3) of the 1940 Act, it is conceivable that this aspect of the proposed Substitutions could be viewed as being prohibited by Section 17(a).  As such, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application.(107)

Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3) the proposed transaction is consistent with the general purposes of [the 1940 Act].

B.            Basis for a Section 17(b) Order

The Section 17 Applicants submit that for all the reasons this Application, the terms of the proposed in-kind purchases of shares of the Replacement Portfolios by the Separate Accounts, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned.  The Section 17 Applicants also submit that the proposed in-kind purchases by the Separate Accounts are consistent with the policies of the Trust and the Replacement Portfolios, as recited in the Trust’s current registration statement and reports filed under the 1940 Act.  Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act.

1.              Reasonableness and Fairness and the Absence of Overreaching

To the extent that the in-kind purchases by the Separate Accounts of the Replacement Portfolios’ shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed transactions are reasonable and fair to all participants.  The Section 17 Applicants maintain that the terms of the proposed in-kind transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7.  The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants.  The Substitutions will be effected without change in the amount or value of any Contract held by the affected Contract owners.  The Substitutions will in no way alter the tax treatment of affected Contract owners in

(107)  The Signature no action letter cannot be relied upon with respect to the sales of the Replacement Portfolios’ shares to the Separate Accounts in exchange for securities rather than cash.  As noted in the Application, any in-kind redemptions effected in connection with the proposed Substitutions would be executed in accordance with the Signature no action letter.

connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.  The fees and charges under the Contracts will not increase because of the Substitutions.  Even though the Separate Accounts, the Hartford Insurance Companies and the Trust may not rely on Rule 17a-7, the Section 17 Applicants believe that the Rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,(108) and then adopted,(109) Rule 17a-7, it noted that the purpose of the rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.”  The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all of the conditions of Rule 17a-7, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the Rule would be provided in substance.

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended Rule17a-7 in 1981 to also exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate.  Previously, Rule 17a-7 only exempted transactions between investment companies and series of investment companies.  Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching.  Specifically, the Commission stated:

The Commission is concerned that this practice — left unregulated and in violation of Section 17(a) — could result in serious harm to registered investment companies.  For example, an unscrupulous investment adviser might “dump” undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex.  Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met.  Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold.  The Commission has determined that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications

(108)  Inv. Co. Act Rel. No. 4697 (September 8, 1966).

(109)  Inv. Co. Act Rel. No. 4604 (May 20, 1966).

under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly.  Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.(110)

The board of trustees of the Trust has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which each series of the Trust may purchase and sell securities to and from their affiliates.  The Section 17 Applicants will carry out the proposed in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold will not be for cash.  Nevertheless, the circumstances surrounding the proposed Substitutions will be such as to offer the same degree of protection to each Replacement Portfolio from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under Rule 17a-7 in the ordinary course of their business.  In particular, the Hartford Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Portfolios.  Although the in-kind transactions will not be for cash, each will be effected based upon (1) the current independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Existing Portfolio and Replacement Portfolio involved valued in accordance with the procedures disclosed in their respective investment company registration statement and as required by Rule 22c-1 under the 1940 Act.  No brokerage commission, fee (except for customary transfer fees), or other remuneration will be paid to any party in connection with the proposed in-kind purchase transactions.

2.              Consistency with the Policy of Each Registered Investment Company Concerned

The sale of shares of each Replacement Portfolio for investment securities, as contemplated by the proposed in-kind purchases, is consistent with the investment policies and restrictions of the Section 17 Applicants and the Replacement Portfolio because (i) the shares are sold at their net asset value, and (ii) the portfolio securities are of the type and quality that the Replacement Portfolios could each have acquired with the proceeds from share sales had the shares been sold for cash.  To assure that the second of these conditions is met, HIMCO will examine the portfolio securities being offered to each Replacement Portfolio and accept only those securities as consideration for shares that are of the type and quality it could have acquired for each such Replacement Portfolio in a cash transaction.

3.              Consistency with the General Purposes of the 1940 Act

The proposed in-kind purchases, as described herein, are consistent with the general purposes of the 1940 Act as stated in the “Findings and Declaration of Policy” in Section 1 of the 1940 Act.  The proposed transactions do not present any of the conditions or abuses that the 1940 Act was

(110)  Inv. Co. Act Rel. No. 11136 (April 21, 1980) (proposing release).

designed to prevent.  In particular, Sections 1(b)(2) and (3) of the Act state, among other things, that the national public interest and the interest of investors are adversely affected when:

[I]nvestment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities….

For all the reasons stated in this Application, the abuses described in Sections 1(b)(2) and (3) of the 1940 Act will not occur in connection with the proposed in-kind purchases.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.(111)  In these cases, the Commission issued an order pursuant to Section 17(b) of the Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

4.              Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting the Separate Accounts, the Hartford Insurance Companies, the Trust and each Replacement Portfolio from the provisions of Section 17(a) of the Act to the extent necessary to permit the Hartford Insurance Companies on behalf of the Separate Accounts to carry out, as part of the Substitutions, the in-kind purchase of shares of the Replacement Portfolios, which may be deemed to be prohibited by Section 17(a) of the Act.

The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

(111)  See, e.g., MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31023 (Apr. 22, 2014) (Order) File No. 812-14221; Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30517 (May 14, 2013) (Order) File No. 812-14063; AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order) File No. 812-14036; Mutual of America Life Insurance Company, Rel. No. IC-30335 (Dec. 31, 2012) (Order) File No. 812-14059; Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order) File No. 812-13903; Allianz Life Insurance Company of North America, et al., Rel. No. IC-29716 (July 6, 2011) (Order) File No. 812-13821; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29570 (Jan. 24, 2011) (Order) File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. 29505 (Nov. 22, 2010) (Order) File No. 812-13648; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29211 (Apr. 20, 2010) (Order) File No. 812-13700; Nationwide Life Ins. Co., et al., Rel. No. 28815 (July 8, 2009) (Order) File No. 812-13495; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-28699 (Apr. 20, 2009) (Order) File No. 812-13588.

VII.                          CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act, and the Section 17 Applicants respectively submit that the proposed Substitutions meet the standards of Section 17(b) of the 1940 Act.  As such, the Section 26 Applicants and the Section 17 Applicants respectfully request that the Commission issue an order of approval pursuant to Section 26(c) and Section 17(b) of the 1940 Act, respectively, and that such order be made effective as soon as possible.

VIII.                     APPLICANTS’ CONDITIONS

The Section 26 Applicants, and HIMCO as applicable, agree that any order granting the requested relief will be subject to the following conditions.

1.              The Substitutions will not be effected unless the Section 26 Applicants determine that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by this Application; (ii) the Substitutions can be consummated as described in this Application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.              The Hartford Insurance Companies will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

3.              HIMCO will not change a sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to add or to replace a sub-adviser at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

4.              The Hartford Insurance Companies or their affiliates will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.  No fees or charges will be assessed to the affected Contract owners to effect the Substitutions.  The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

5.              The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants.  The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

6.              The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

7.              The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.  The Substitutions will not result in the loss of any Contract guarantees because, to the extent that an Existing Portfolio is a permissible investment option under a rider, its corresponding Replacement Portfolio will also be a permissible investment option under the rider.

8.              Affected Contract owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.  Contract owners with guaranteed living and/or death benefit riders, as applicable, may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option available under their respective riders without charge and without imposing any transfer limitations.  Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Section 26 Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

9.              All affected Contract owners will be notified, at least 30 days before the Substitution Date about: (a) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 8 above.  In addition, the Section 26 Applicants will also deliver to affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

10.       The Section 26 Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitutions were carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) Contract values before and after the Substitution.

11.       For a period of two years following the Substitution Date, for those Contracts with assets allocated to the Existing Portfolio on the Substitution Date, the Hartford Insurance Companies will reimburse, on the last business day of each fiscal quarter, the Contract owners whose subaccounts invest in the applicable Replacement Portfolio to the extent that the Replacement Portfolio’s net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceeds, on an annualized basis, the net annual operating expenses of the Existing Portfolio for fiscal year 2015.  In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least two years following the Substitution Date.

IX.                              PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

X.                                   REQUEST FOR ORDERS OF APPROVAL AND EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter orders pursuant to Sections 26(c) and 17(b) of the 1940 Act granting the approval and relief, respectively, sought by this Application.  The Applicants submit that the requested approval and exemption are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

XI.                              NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state their addresses as follows:

Hartford Life Insurance Company

Hartford Life and Annuity Insurance Company

Hartford Life Insurance Company Separate Account Three

Hartford Life and Annuity Insurance Company Separate Account Three

Hartford Life Insurance Company Separate Account Seven

Hartford Life and Annuity Insurance Company Separate Account Seven

HIMCO Variable Insurance Trust

Hartford Investment Management Company

P.O. Box 2999

Hartford, CT 06104-2999

The Applicants further state that all questions concerning this Application should be directed to either:

Stephen E. Roth, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001

(202) 383-0158

Dodie Kent, Esq.

The Grace Building, 40th Floor

1114 Avenue of the Americas

New York, NY 10036-7703

(212) 389-5080

XII.                         AUTHORIZATIONS

Hartford Life Insurance Company

Hartford Life Insurance Company Separate Account Three

Hartford Life Insurance Company Separate Account Seven

Under the certificate incorporation and by-laws of Hartford Life Insurance Company, Hartford Life Insurance Company’s business and affairs are overseen by its board of directors.  Additionally, the business and affairs of Hartford Life Insurance Company Separate Account Three and Hartford Life Insurance Company Separate Account Seven, as unit investment trusts, are conducted by Hartford Life Insurance Company, as depositor thereof.

In accordance with Hartford Life Insurance Company’s certificate incorporation and by-laws, resolutions were adopted by a vote of the board of directors authorizing the appropriate officers to prepare, execute and file with the U.S. Securities and Exchange Commission various documents, including this Application to seek orders of approval and exemption pursuant to Sections 26(c) and 17(b), respectively, of the Investment Company Act of 1940, as amended, and other regulatory filings in connection with this Application.

All requirements of the governing documents of Hartford Life Insurance Company, Hartford Life Insurance Company Separate Account Three, and Hartford Life Insurance Company Separate Account Seven have been complied with in connection with the execution and filing of this Application, and the person signing the Application is fully-authorized to execute and file this Application on their behalf.

The resolutions authorizing Hartford Life Insurance Company, Hartford Life Insurance Company Separate Account Three, and Hartford Life Insurance Company Separate Account Seven were included in the initial filing of the Application filed on April 21, 2015.  These resolutions remain in full force and effect and are hereby incorporated by reference.

Hartford Life and Annuity Insurance Company

Hartford Life and Annuity Insurance Company Separate Account Three

Hartford Life and Annuity Insurance Company Separate Account Seven

Under the certificate incorporation and by-laws of Hartford Life and Annuity Insurance Company, Hartford Life and Annuity Insurance Company’s business and affairs are overseen by its board of directors.  Additionally, the business and affairs of Hartford Life and Annuity Insurance Company Separate Account Three and Hartford Life and Annuity Insurance Company Separate

Account Seven, as unit investment trusts, are conducted by Hartford Life and Annuity Insurance Company, as depositor thereof.

In accordance with Hartford Life and Annuity Insurance Company’s certificate incorporation and by-laws, resolutions were adopted by a vote of the board of directors authorizing the appropriate officers to prepare, execute and file with the U.S. Securities and Exchange Commission various documents, including this Application to seek orders of approval and exemption pursuant to Sections 26(c) and 17(b), respectively, of the Investment Company Act of 1940, as amended, and other regulatory filings in connection with this Application.

All requirements of the governing documents of Hartford Life and Annuity Insurance Company, Hartford Life and Annuity Insurance Company Separate Account Three, and Hartford Life and Annuity Insurance Company Separate Account Seven have been complied with in connection with the execution and filing of this Application, and the person signing the Application is fully-authorized to execute and file this Application on their behalf.

The resolutions authorizing Hartford Life and Annuity Insurance Company, Hartford Life and Annuity Insurance Company Separate Account Three, and Hartford Life and Annuity Insurance Company Separate Account Seven were included in the initial filing of the Application filed on April 21, 2015.  These resolutions remain in full force and effect and are hereby incorporated by reference.

HIMCO Variable Insurance Trust

Under the declaration of trust and bylaws of HIMCO Variable Insurance Trust, HIMCO Variable Insurance Trusts’ business and affairs are overseen by its board of trustees.  In accordance with HIMCO Variable Insurance Trusts’ declaration of trust and by-laws, resolutions were adopted by a vote of the board of trustees authorizing the appropriate officers to prepare, execute and file with the U.S. Securities and Exchange Commission various documents, including this Application to seek an order of exemption pursuant to Section 17(b) of the Investment Company Act of 1940, as amended, and other regulatory filings in connection with this Application.

All requirements of the governing documents of HIMCO Variable Insurance Trust have been complied with in connection with the execution and filing of this Application for an exemption from Section 17(b) of the Investment Company Act of 1940, as amended, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.

The resolutions authorizing HIMCO Variable Insurance Trust were included in the initial filing of the Application filed on April 21, 2015.  These resolutions remain in full force and effect and are hereby incorporated by reference.

Hartford Investment Management Company

Under the certificate incorporation and by-laws of Hartford Investment Management Company, Hartford Investment Management Company’s business and affairs are overseen by its board of directors.  In accordance with Hartford Investment Management Company’s certificate incorporation and by-laws, resolutions were adopted by a vote of the board of directors authorizing the appropriate officers to prepare, execute and file with the U.S. Securities and Exchange Commission various documents, including this Application to seek an order of exemption pursuant to Section 17(b) of the Investment Company Act of 1940, as amended, and other regulatory filings in connection with this Application.

All requirements of the governing documents of Hartford Investment Management Company have been complied with in connection with the execution and filing of this Application for an exemption from Section 17(b) of the Investment Company Act of 1940, as amended, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.

The resolutions authorizing Hartford Investment Management Company were included in the initial filing of the Application filed on April 21, 2015.  These resolutions remain in full force and effect and are hereby incorporated by reference.

XIII.                    SIGNATURES

Date: May 24, 2016	Hartford Life Insurance Company
Hartford Life and Annuity Insurance Company
Hartford Life Insurance Company Separate Account Three
Hartford Life and Annuity Insurance Company Separate Account Three
Hartford Life Insurance Company Separate Account Seven
Hartford Life and Annuity Insurance Company Separate Account Seven

	By:	/s/ Lisa Proch, Esq.
Lisa Proch, Esq.
Vice President, Assistant General Counsel

Date: May 24, 2016	HIMCO Variable Insurance Trust

	By:	/s/ Brenda Page, Esq.
Brenda Page, Esq.
Vice President and Chief Legal Officer

Date: May 24, 2016	Hartford Investment Management Company

	By:	/s/ Brenda Page, Esq.
Brenda Page, Esq.
Vice President and Chief Legal Officer

XIV.                     VERIFICATIONS

The undersigned states that she has duly executed this Application, dated May 24, 2016, for and on behalf of Hartford Life Insurance Company, Hartford Life and Annuity Insurance Company,

Hartford Life Insurance Company Separate Account Three, Hartford Life and Annuity Insurance Company Separate Account Three, Hartford Life Insurance Company Separate Account Seven, and Hartford Life and Annuity Insurance Company Separate Account Seven; that she is Vice President, Assistant General Counsel of each company or unit investment trust; and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true and to the best of her knowledge, information and belief.

By:	/s/ Lisa Proch, Esq.
Lisa Proch, Esq.
Vice President, Assistant General Counsel

The undersigned states that she has duly executed this Application, dated May 24, 2016, for and on behalf of HIMCO Variable Insurance Trust; that she is Vice President and Chief Legal Officer of the trust; and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true and to the best of her knowledge, information and belief.

By:	/s/ Brenda Page, Esq.
Brenda Page, Esq.
Vice President and Chief Legal Officer

The undersigned states that she has duly executed this Application, dated May 24, 2016, for and on behalf of Hartford Investment Management Company; that she is Vice President and Chief Legal Officer of the company; and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true and to the best of her knowledge, information and belief.

By:	/s/ Brenda Page, Esq.
Brenda Page, Esq.
Vice President and Chief Legal Officer